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02030563

REGISTRANT'S NAME Roche Holding

*CURRENT ADDRESS ______

**FORMER NAME ______

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APR 1 6 2002
THOMSON FINANCIAL

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FILE NO. 82- 3315 FISCAL YEAR 12-31-01

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ROCHE HOLDING 82-3315

Annual Report 2001

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12-31-01

02 MAR 27 AM 8:25



Roche Group
Annual Report and Group Accounts 2001

Roche Holding Ltd, Basel
Annual Accounts 2001

Group figures

Net income in millions of CHF


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,277
4,392
4,401
5,014
4,799
97[1]
98
99
00
01

Net income per share and non-voting equity security in CHF


7
6
5
4
3
2
1
0
4.96
5.09
5.10
5.96
5.66
97[1]
98
99
00
01

EBITDA in millions of CHF


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,076
6,423
6,647
7,068
7,788
97
98
99
00
01

Operating profit in millions of CHF


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,590
4,350
4,094
4,301
4,784
97
98
99
00
01

Research and development in millions of CHF


2,903
3,408
3,732
3,919
3,893
97
98
99
00
01

Additions to property, plant and equipment in millions of CHF


1,802
1,883
1,985
2,115
1,931
97
98
99
00
01

1) Before special charges.
1999–2001 figures on an adjusted basis; figures are not fully comparable to previous years due to Givaudan spin-off, Genentech transactions and accounting policy changes.

All per share information is restated for the 100 for 1 share split that took place on 4 May 2001.

Group Performance at a Glance

Sales by division in millions of CHF


30,000
25,000
20,000
15,000
10,000
5,000
0
Total 18,767
12,070
963
3,803
1,928
Total 24,662
14,376
4,613
3,630
2,040
Total 25,496
16,487
5,282
3,727
Total 27,543
17,686
6,252
3,605
Total 29,163
18,723
6,900
3,540
97
98
99
00
01
Pharmaceuticals
Diagnostics
Vitamins and Fine Chemicals
Fragrances and Flavours

Non-voting equity security *(Genussschein)* price performance in CHF


Roche non-voting equity security (adjusted)
Swiss Market Index (rebased)
200
160
120
80
40
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Key figures in millions of CHF

	Figures reported in the financial statements			Figures reported on an adjusted basis[a]		
	2001	2000	% change	2001	2000	% change
Sales	29,163	28,672	+2	29,163	27,543	+6
EBITDA[b]	6,438	11,126	−42	7,788	7,068	+10
Operating profit	3,247	7,131	−54	4,784	4,301	+11
Net income	3,697	8,647	−57	4,799	5,014	−4
Research and development	3,893	3,950	−1	3,893	3,919	−1
Additions to property, plant and equipment	1,931	2,183	−12	1,931	2,115	−9
Personnel						
Number of employees at 31 December	63,717	64,758	−2	63,717	64,758	−2
Ratios						
EBITDA as % of sales	22	39		27	26	
Operating profit as % of sales	11	25		16	16	
Net income as % of sales	13	30		16	18	
Research and development as % of sales	13	14		13	14	
Data on shares and non-voting equity securities in CHF[c]						
Earnings per share and non-voting equity security (diluted)	4.37	10.24		5.66	5.96	
Dividend per share and non-voting equity security[d]	1.30	1.15		1.30	1.15	

a) The adjusted figures, which are used in the internal management of the Roche Group, represent the results of the Group's underlying on-going operations. They exclude special items and include only the continuing businesses. See pages 74–75 for a full description and reconciliation.

b) EBITDA: Earnings before interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before depreciation and amortisation, including impairment.

c) Number of shares and all per share information is restated for the 100 for 1 share split that took place on 4 May 2001; see Note 22 to the financial statements.

d) Dividend 2001 as proposed by the Board of Directors.

Table of Contents



Every day, thousands of dedicated Roche employees contribute their skills and talent for innovation to the company's success – and to excellence in healthcare.

Group sales up by 8% in local currencies and by 6% in Swiss francs

Further increase in operating profit and margin

Net income declines slightly as a result of reduced financial income and higher tax expenses

Strong cash flow and solid balance sheet

Pharmaceuticals Division profitability improved

Pharmaceuticals pipeline with 46 new molecular entities

Global leadership in diagnostics reinforced

Diagnostics Division's margins up again

Strategic options for the Vitamins and Fine Chemicals Division under review

Outlook for 2002 good

Results on an adjusted basis



Letter from the Chairman

Overall, 2001 was a successful year for Roche despite numerous challenges. This is reflected particularly by the markedly improved operating results reported by our core pharmaceuticals and diagnostics businesses. During the year we also announced our intention to acquire a majority interest in Japan's Chugai Pharmaceutical, an alliance that will make us a leading player in the world's second-largest pharmaceuticals market. On the negative side, past anti-competitive practices in the vitamins industry had further repercussions. On a comparable basis, consolidated sales rose 8% for the year in local currencies and 6% in Swiss francs to over 29 billion Swiss francs. Two particularly

positive highlights were the 11% increase in adjusted operating profit, to 4.8 billion Swiss francs, and the improvement in the Group's operating profit margin, which reached 16.4%. As a result of an expected decline in financial income and higher tax expenses, adjusted net income fell 4% to 4.8 billion Swiss francs. Roche once again recorded a strong positive cash flow and remains very solidly financed. Including the many special items recorded in 2000 and 2001, reported net income declined from the previous year to 3.7 billion Swiss francs.

The process of renewal now under way in all three divisions has equipped them well for future growth. We are evaluating strategic alternatives for the Vitamins and Fine Chemicals Division outside of Roche as we focus more sharply on our core pharmaceuticals and diagnostics businesses.

Our good overall performance in 2001 would not have been possible without the great dedication and professionalism our employees displayed during a very challenging year, and I would like to take this additional opportunity to express my appreciation to them all for their contribution.

At the Annual General Meeting of Shareholders the Board of Directors will propose that the dividend be raised by 13% to 1.30 Swiss francs per share and non-voting equity security *(Genussschein)*. If approved, this will be the Group's fifteenth dividend increase in as many years.

As a result of a number of special items, particularly a one-time gain of 3.9 billion Swiss francs on the sale of Genentech shares in 2000 and the non-recurring restructuring costs and additional provisions recorded in 2001, the consolidated financial statements show a 57% year-on-year decline in reported net income to 3.7 billion Swiss francs.

Roche once again reported a strong positive cash flow and remains very solidly financed.

To improve the transparency and comparability of the Group's current and future performance, results are presented both on an actual basis and on an adjusted basis which excludes the effects of special items – a practice adopted in 1999. The principles followed in compiling the adjusted figures are listed on page 74. On an adjusted basis, net income fell slightly to 4.8 billion Swiss francs, as im-

provements in the Group's operating performance were outweighed by a decline in financial income and higher tax expenses. The Group's effective tax rate increased in 2001 because operating income accounted for a considerably higher proportion of pre-tax income than was the case in previous years and because the gain on the sale of LabCorp shares was taxed in the United States. As a result, pre-tax income rose 5%, but net income after taxes was down 4%.

Adjusted operating profit rose 11% to 4.8 billion Swiss francs, thanks to sales gains in the Pharmaceuticals and Diagnostics Divisions and a significantly improved cost structure. Expenditures for production, marketing and distribution, and research and development all grew more slowly than sales. This was largely a result of the Pharmaceuticals Division's restructuring initiative 'Re-shaping for Future Growth', launched in the first half of 2001. Implementation of the initiative has proceeded swiftly and in a socially responsible manner.

The Group's cost structure has improved significantly, thanks to the restructuring process in the Pharmaceuticals Division.

As expected, net financial income decreased for the year, falling to 1.5 billion Swiss francs. This was primarily due to the downturn on world financial markets.

Apart from the improved comparability of our financial statements, other changes have been introduced to make this annual report more informative. For example, disclosures have been expanded to include profitability figures for each segment of the Pharmaceuticals Division, and you will also find detailed information about the compensation paid to members of the Board of Directors and the Executive Committee and the payments made to the Group and statutory auditors. To ensure that Group operations are managed and supervised with a focus on creating value the Board of Directors has established committees made up of non-executive members of the Board. In 2001 we also reinforced the framework of corporate governance at Roche by creating the post of Compliance Officer to ensure that Roche's Corporate Principles are adhered to throughout the Group. The new post of Finance Risk Manager was established to meet the requirements of modern corporate governance in the finance area as well.

The Pharmaceuticals Division recorded prescription drug sales of over 17 billion Swiss francs (including Genentech). Thanks to measures initiated in the division, stagnant sales growth in the first quarter was followed by three quarters of above-market gains, resulting in a full-year sales increase of 9% in local currencies. The global pharmaceuticals market grew by 10% last year.

The division has already achieved substantial on-going cost savings with its restructuring programme, and the operating profit margin on sales of prescription medicines rose 1.2 percentage points to 19.9%.

EBITDA of the Pharmaceuticals Division totalled 5.6 billion Swiss francs, or 29.9% of sales, compared with a margin of 28.1% in 2000. Our California-based subsidiary Genentech also reported an increase in operating profit, fuelled by strong sales growth. 2001 was the first year in which Genentech contributed positively to the Group's operating results applying International Accounting Standards.

Our Pharmaceuticals Division now has five products with annual sales of approximately 1 billion Swiss francs or more. This represents a significant expansion of our revenue base – as recently as 1997 Rocephin was our only product with sales of this magnitude. In 2001 Roche became the global market leader in the important therapeutic area of oncology. Ours is the only company offering three innovative new anticancer medicines, and our oncology franchise now accounts for approximately one-fourth of total prescription drug sales.

The growth of our top-selling products more than offset losses to generic competitors and lower sales of our anti-HIV medicines as a result of increased competition and price reductions. During the year public discussion on pharmaceutical patents and pricing focused particularly on AIDS in developing and emerging-market countries. In many countries, however, prevention programmes and the task of building an adequate medical infrastructure are still not receiving the priority they deserve. For years now Roche has been actively involved in the fight against AIDS. Working closely with the United Nations and the World Health Organization, we are currently conducting a number of programmes to improve access to our anti-HIV medicines Fortovase and Viracept for people in Africa and the world's least developed nations. However, for Roche and the entire research-based pharmaceuticals industry, patent safeguards and fair prices remain absolutely vital if high levels of investment in the discovery and development of new medicines are to be sustained. Thanks to our heavy R&D commitment, for example, anti-HIV medicines belonging to a new class known as fusion inhibitors are at an advanced stage of development and, once approved, will help counter the growing problem of viral resistance to existing HIV treatments.

> In 2001 Roche became the global market leader in the important therapeutic area of oncology.

Over the last 18 months we have focused our research on seven major therapeutic areas in the pursuit of ever more effective treatments for conditions such as AIDS, cancer, Alzheimer's disease, diabetes and stroke. Our expenditures on research and development reached 3.1 billion Swiss francs last year. Counting opt-in rights to new compounds, Roche's pharmaceuticals pipeline comprises a total of 46 new molecular entities. We are currently pursuing over 70 development projects, including work on supplementary indications. In 2002 we expect to receive approvals for Tamiflu in the European

Union and for Pegasys in Europe and the United States. In addition, we will be submitting marketing applications this year for major new medicines.

Roche Consumer Health, our non-prescription medicines business, increased its sales by 1% in local currencies to 1.7 billion Swiss francs. The operating profit margin for this segment was 17.2%, up substantially from the 15.3% reported the year before. This marked improvement in profitability resulted from an aggressive focus on eight key global brands.

The Diagnostics Division expanded its already high share of the market and reinforced its position as the global leader in in-vitro diagnostics, with sales rising 14% in local currencies (10% in Swiss francs) to 6.9 billion Swiss francs. Profitability measures also continued to improve. The division's operating profit and EBITDA margins advanced by 1.3 and 0.4 percentage points, respectively, to 14.4% and 26.6%.

Diagnostics will be the first area to benefit from the breakthroughs in genomics and proteomics.

Each of the division's five business areas grew faster than the market and contributed to this very strong sales performance. This balanced growth from high baseline levels is unique in the industry and underscores Roche Diagnostics' number-one position both globally and in its key markets – the United States, Europe and Asia.

Increasing corporate consolidation among customers and competitors and, even more important, the possibilities and opportunities opened up by the sequencing of the human genome are radically transforming the diagnostics industry. Against this background of change, Roche Diagnostics has created solid platforms for developing new business models, technologies and markets. The alliances we established with leading companies in 2001 will further accelerate the strategic development of Roche Diagnostics into a supplier of clinically actionable healthcare information.

Diagnostics is likely to be the first industry – even before therapeutics – to benefit from scientific advances in genomics and proteomics. Roche is therefore putting substantial resources into strengthening its lead in molecular diagnostics, notably in the areas of PCR applications, blood screening and cancer testing.

In the licensing dispute with Igen in the United States, a lower court has issued a decision requiring Roche to pay a total of 505 million dollars. We will file an appeal against this decision, which we regard as unjustified and excessive. As previously reported, Roche took over the lawsuit when it acquired Boehringer Mannheim and recorded provisions at the time for potential liabilities. The license agreement with Igen will remain in effect until a final legal decision is reached.

The Vitamins and Fine Chemicals Division posted sales of 3.5 billion Swiss francs in 2001. Excluding the medicinal feed additives business

divested in May 2000, divisional sales rose 3% in local currencies and 1% in Swiss francs. While vitamins and, to an even greater extent, carotenoids were once again subject to significant pricing pressures, these were offset by increased volume sales of some vitamins and rising sales revenues for a number of products, particularly enzymes and new product entries. Despite additional productivity gains, operating profit and EBITDA decreased by about 145 million Swiss francs to 346 and 577 million francs, respectively. This decline was due primarily to lower selling prices and further increases in raw material and energy costs.

The division continues to aggressively pursue measures that will improve its productivity and profitability. It aims to halve the cost of producing its key vitamins within the next 10 years, ensuring its long-term ability to defend its global market leadership.

Last year major strategic steps were taken regarding the future shape of our vitamins business. With the conclusion of proceedings in the European Union, following an earlier antitrust action in the United States, the two principal investigations into price-fixing practices dating from the early 1990s in the vitamins industry have been brought to a close. Further progress has also been made, particularly in recent months, towards resolving outstanding suits filed by US customers. Additional provisions of 760 million Swiss francs have been recorded to cover potential liabilities arising from customer lawsuits in the United States. This amount is based on the assumption that outstanding litigation will be resolved on terms similar to the settlements already reached in individual civil suits. The division also continued the unbundling process begun several years ago by creating units which, to a large extent, are legally and organisationally independent. As a result, the major conditions are now in place for a strategic realignment of the division. We are currently reviewing possible options.

Having our strong Diagnostics and Pharmaceuticals Divisions work together wherever this makes sense in medical, health economic and commercial terms is critical for our future success. Last year we opened a new research building in Penzberg (Germany) that symbolises this important cross-divisional element of Roche's strategy. It combines modern research and development facilities for diagnostics and therapeutics under a single roof. Our aim for the medium term is to draw on new research discoveries to provide a range of treatments more closely tailored to the needs of individual patients. Integrated healthcare solutions and targeted medicines not only benefit patients, they also help healthcare payers to make optimum use of available funds.

Having our strong Diagnostics and Pharmaceuticals Divisions work together wherever this makes sense in medical, health economic and commercial terms is critical for our future success.

We expect the proposed alliance with Japan's research-based Chugai Pharmaceutical – announced in late 2001 – to be an important growth driver. Under the alliance agreement, Chugai and our Japanese pharmaceuticals subsidiary, Nippon Roche, will merge and Roche will acquire a 50.1% interest in the new business. The transaction will significantly increase Roche's share of the Japanese market – the second largest pharmaceuticals market in the world – from 1% to roughly 4%. This novel business model for the Japanese market is still subject to approval by Chugai's shareholders and the antitrust authorities in several countries. We expect the transaction to be formally closed by the end of 2002.

Barring extraordinary events, the Roche Group anticipates that overall sales growth for the current year will be in the mid- to high single-digit range. We expect to see another small improvement in our operating profit and EBITDA margins at the Group level. Given the continued weakness of financial markets, we anticipate a further marked decrease in net financial income in 2002.

In 2002 the growth and profitability of our Pharmaceuticals Division will depend largely on the extent to which Accutane experiences generic erosion after going off patent in the United States. Helped by a strong product portfolio, the roll-out of new products such as Pegasys and the integration of Chugai, our pharmaceuticals business will be well positioned at the end of this year for a return to market-level sales growth in 2003. For 2002 we anticipate mid-single-digit sales growth and stable operating profit and EBITDA margins. Over the next three years we expect the division's operating profit margin to move up towards 25%.

We anticipate another year of double-digit sales growth and additional market share gains for the Diagnostics Division in 2002. The division's operating profit margin increased to 14.4% in 2001, from 13.1% the year before, and over the next five years we will be working to raise it to slightly better than 20%.

The processes of renewal now under way in all divisions have set the stage for a successful future. The Givaudan spin-off, the acquisition of a majority interest in Chugai, the review that has begun of strategic options for the Vitamins and Fine Chemicals Division and, above all, the improvements we are continually making in our operating businesses all have a common goal: to position Roche as an innovative, strongly focused healthcare company that delivers sustainable value for patients, employees and shareholders.

Franz B. Humer

Board of Directors and Executive Committee

Roche has further strengthened its open, transparent and responsible management and oversight of Group operations and will continue to adhere to the principles of good corporate governance.

Franz B. Humer, Chairman of the Board of Directors

Board of Directors

At the Annual General Meeting on 3 April 2001, Fritz Gerber stepped down as Chairman of the Board of Directors of Roche Holding Ltd. In recognition of his outstanding contributions, the Board of Directors has named Fritz Gerber Honorary Chairman of Roche. He will continue to serve as a member of the Board of Directors. The Board elected Chief Executive Officer Franz B. Humer as his successor.

The Annual General Meeting elected Walter Frey to serve out the remaining three years of retiring member Professor Kurt Jenny's term on the Board of Directors. John Irving Bell, Nuffield Professor of Clinical Medicine at the University of Oxford, was elected to the Board; he succeeds Professor Charles Weissmann. The Annual General Meeting voted to elect Franz B. Humer to another four-year term on the Board of Directors.

The Board of Directors, the Executive Committee and the employees of Roche thank Fritz Gerber for his long and exceptional record of service. We also owe our thanks to former Cantonal Councillor Kurt Jenny and Professor Charles Weissmann, who contributed greatly to our company's growth.



Board of Directors as of 1 January 2002 (from left)
Walter Frey
John Bell
Andres F. Leuenberger
Andreas Oeri
Franz B. Humer
André Hoffmann
Rolf Hänggi
Henri B. Meier
Fritz Gerber
Peter Brabeck-Letmathe

	Name, year of birth			Term ends
Board of Directors	Dr Franz B. Humer (1946)		Chairman	2005
	Dr Andres F. Leuenberger (1938)	o	Vice-chairman	2005
	Rolf Hänggi (1943)	○ ◐	Vice-chairman	2002
	Dr h.c. Fritz Gerber (1929)		Honorary Chairman	2004
	Peter Brabeck-Letmathe (1944)	○		2002
	André Hoffmann (1958)	○ ◐		2005
	Prof. Dr John Bell (1952)	◐		2005
	Dr Henri B. Meier (1936)			2005
	Dr Andreas Oeri (1949)	o		2004
	Walter Frey (1943)	o		2004
Secretary to the Board of Directors and Compliance Officer	Dr Gottlieb A. Keller (1954)			

○ Finance & Investment Committee
o Audit Committee
◐ Remuneration Committee

1 January 2002

The current terms of Vice-chairman Rolf Hänggi and Peter Brabeck-Letmathe as members of the Board of Directors will end at the 2002 Annual General Meeting of Shareholders. The Board will propose to the Annual General Meeting that they be re-elected for an additional four years, the regular period of office specified by the Articles of Incorporation. In addition, the American economist DeAnne Julius and the German political scientist Horst Telschik, Chairman of the Quandt Foundation, will be nominated for election to the Board.

Board Committees
Corporate governance at Roche serves to ensure that management and oversight of Group operations are conducted responsibly and with a focus on creating value. The Board of Directors has delegated certain matters to four committees for detailed attention prior to referral to the full Board: they are the Presidium of the Board of Directors (comprising the Chairman and Vice-chairmen of the Board), the Audit Committee, the Finance & Investment Committee and the Remuneration Committee.

The Audit, Finance & Investment and Remuneration Committees are each composed of three Board members who are not members of the Executive Committee.

Presidium of the Board of Directors
The Chairman and two Vice-chairmen serve jointly as a Nomination Committee. In this capacity they prepare proposals to the Board of Directors regarding the appointment of new Board members and are concerned with succession planning and the evaluation of candidates for the Executive Committee.

Audit Committee
This committee assists the Board of Directors in overseeing the management of the Group's businesses, particularly with respect to financial and legal matters and compliance with internal business and administrative policies, including policies on safety and environmental protection. In executing these responsibilities, the committee reviews the scope and extent of external and internal audits, the independence and objectivity of the auditors and the establishment of appropriate organisational structures for safety and environmental protection.

Finance & Investment Committee
The Finance & Investment Committee assists the Board on issues relating to finance, investment and capital assets, including the evaluation of risks in these areas. Specifically, the committee reviews:

- accounting systems and procedures
- the organisation and scope of financial controlling
- financial planning, budgets and budget execution
- financial reporting to shareholders and the general public
- financial investments

Remuneration Committee
Upon application by the Chairman, the Remuneration Committee approves the Group's compensation policy and the compensation received by members of the Executive Committee, general managers of major Roche affiliates and other high-level employees. In addition, it approves


Executive Committee
from 1 January 2002
front row from left:
Erich Hunziker
Franz B. Humer
Markus Altwegg
back row from left:
William M. Burns
Richard Laube
Heino von Prondzynski
Daniel Villiger
Jonathan Knowles

	Name, year of birth	Position
Executive Committee	Dr Franz B. Humer (1946)	Chief Executive Officer
	Dr Erich Hunziker (1953)	Chief Financial Officer + Controlling
	William M. Burns (1947)	Pharmaceuticals Division
	Heino von Prondzynski (1949)	Diagnostics Division
	Dr Markus Altwegg (1941)	Vitamins and Fine Chemicals Division
	Richard Laube (1956)	Roche Consumer Health
	Prof. Dr Jonathan Knowles (1947)	Global Pharmaceutical Research
	Dr Daniel Villiger (1955)	Corporate Services
Secretary to the Executive Committee	Pierre Jaccoud (1955)	
Statutory Auditors of Roche Holding Ltd	Ernst & Young Ltd	
Group Auditors	PricewaterhouseCoopers AG	

1 January 2002

employee option programmes and other equity and profit-sharing devices and defines general policy on company pension benefits and other post-employment benefit plans.

Compensation

The members of the Board of Directors receive annual compensation of 300,000 Swiss francs for serving on the Board; the compensation paid to the Chairman is deducted from his agreed salary. Members serving on Board committees receive additional compensation of 10,000 Swiss francs for their time and expenses.

In 2001 the members of the Executive Committee received fixed salaries totalling 11,667,544 Swiss francs, variable bonuses totalling 2,646,668 Swiss francs and a total of 763,250 stock options priced at 2.49 Swiss francs each.

The options, which may not be exercised for three years, entitle holders to purchase Roche non-voting equity securities *(Genussscheine)* at a ratio of 10:1 for a price of 150 Swiss francs each. The options are traded on the stock exchange and may be exercised until 24 April 2006. On 31 December 2001 they were valued at 1.83 Swiss francs each. The options and the underlying non-voting equity securities held in reserve were bought on the stock market and the programme does not result in a dilution of the value of Roche securities.

Relationship to Group auditors and statutory auditors

As Group auditors, Pricewaterhouse-Coopers AG received compensation of 9 million Swiss francs for services rendered. They were also paid 4.2 million Swiss francs for additional auditing services, 8.9 million Swiss francs for tax advice and 9.2 million Swiss francs for other consulting services.

As statutory auditors of Roche Holding Ltd and various subsidiaries, Ernst & Young Ltd received 215,000 Swiss francs for services rendered and a further 200,000 Swiss francs for other advisory services. Ernst & Young Ltd also acts as independent auditors for Genentech, Inc., from which it received 1 million Swiss francs for Genentech's Security and Exchange Commission audit and additional compensation of 1.165 million Swiss francs for separate services.

Compliance Officer

In early 2001 the Board of Directors of Roche Holding Ltd voted to create the position of Compliance Officer. The Compliance Officer is responsible for ensuring that Roche's Corporate Principles are consistently adhered to throughout the Group. He is also the contact person for shareholders, employees, customers, suppliers and the general public on issues relating to the Group's Corporate Principles and good corporate governance. In creating this position, the Board of Directors has underscored the importance it attaches to high standards in this area for the integrity of Roche. The Board of Directors has appointed Gottlieb Keller as Compliance Officer. Gottlieb Keller, who holds this post while continuing to serve as Secretary to the Board of Directors, reports directly to the Chairman of the Board and will make regular reports to the Board's Audit Committee.

Executive Committee

Effective 1 October 2001, the Board of Directors appointed Erich Hunziker to the Executive Committee as Roche's new Chief Financial Officer. He succeeds Anton Affentranger, who left Roche in May. Erich Hunziker, who is a 48-year-old Swiss national, holds a PhD in industrial engineering from the Federal Institute of Technology in Zurich. From 1983 to 1998 Erich Hunziker held various leading positions in the finance area, the diagnostics and pharmaceuticals business of Boehringer Mannheim and last became chief financial officer of Corange. Before joining Roche, he served as Chief Executive Officer of Diethelm Keller, an international trading group based in Zurich.

The company's Articles of Incorporation are to be found at www.roche.com



A heart transplant saved Marcel S.'s life. Roche's CellCept is making sure that his body does not reject the new heart and he can continue his volunteer work in the Swiss heart and lung transplant association, Les As de Cœur (Aces of Hearts).

Roche has established a foundation to support research in transplantation medicine. The Roche Organ Transplantation Research Foundation is currently supporting a large number of studies at universities, transplant centres and *research institutes.*

Pharmaceuticals Division in brief

	in millions of CHF 2001	change 00/01
Sales	18,723	+6%
– Prescription[1]	17,062	+7%
– OTC	1,661	–2%
EBITDA[2]	5,603	+13%
Operating profit[2]	3,674	+13%
R&D expenditures	3,119	–3%
Employees	39,492	–5%

1) Including Genentech.
2) On an adjusted basis.

Pharmaceuticals

After a difficult start in the first three months, sales of our prescription medicines grew faster than the global market in the last three quarters of 2001. Growth was fuelled primarily by our extremely successful oncology franchise and a number of other leading products. This more than compensated for lost sales resulting from expiry of the US patent on Versed/Dormicum. An important milestone was reached with the launch of Pegasys for hepatitis C in its first markets.

Our restructuring programme, 'Re-shaping for Future Growth', has accelerated the growth of our prescription drug sales while reducing costs, and last year already had a positive impact on the profitability of our pharmaceuticals business.

In December Roche and Chugai announced an alliance to create a leading research-driven pharmaceutical company in Japan. Roche will hold a 50.1% majority interest in the company, which will rank fifth in sales in the world's second-largest pharmaceuticals market.



The restructuring initiative in 2001 has reshaped the division for future growth and improved the division's performance in terms of sales and profitability. Moreover, Roche has become an oncology powerhouse and has successfully introduced the innovative hepatitis C medicine Pegasys in various markets.

William M. Burns, Head of the Pharmaceuticals Division

Pharmaceuticals – sales and profitability increased. Sales by the Pharmaceuticals Division rose 8% in local currencies and 6% in Swiss francs to 18,723 million Swiss francs in 2001. On an adjusted basis, operating profit reached 3,674 million Swiss francs. This was equivalent to an operating profit margin of 19.6%, after a margin of 18.4% in 2000. The division's EBITDA totalled 5,603 million Swiss francs, or 29.9% of sales, and thus was 1.8 percentage points higher than the year before. This improvement in profitability is a reflection of how successful our 'Re-shaping for Future Growth' initiative has been. It was achieved despite a one-time gain of over 500 million Swiss francs recorded in 2000 on the sale of the North American rights to Coreg.

Prescription pharmaceuticals – strong growth in oncology. Total prescription drug sales (including Genentech) increased to 17,062 million Swiss francs, for a year-on-year growth rate of 9% in local currencies and 7% in Swiss francs. On an adjusted basis, operating profit from our prescription business reached 3,389 million Swiss francs. This was equivalent to 19.9% of sales, compared with 18.7% in 2000. EBITDA totalled 5,256 million Swiss francs, or 30.8% of sales, compared with a margin of 29.0% in 2000.

Excluding Genentech, prescription drug sales rose to 14,196 million Swiss francs, for a growth rate of 5% in local currencies and 2% in Swiss francs. On an adjusted basis, operating profit totalled 3,318 million Swiss francs. The operating profit margin was 23.4%, after a 22.9% margin the previous year. EBITDA reached 4,290 million Swiss francs and was equivalent to 30.2% of sales, compared with 28.3% in 2000.

Genentech's sales improved to 2,866 million Swiss francs and were up 38% in both local currencies and Swiss francs. Operating profit totalled 71 million Swiss francs. This was equiva-

lent to 2.5% of sales, up from a negative operating profit margin of –9.4% in 2000. This turnaround was the result of strong sales growth and came despite the higher costs incurred to increase sales. EBITDA increased by 39% to 966 million Swiss francs, and was with 33.7% of sales slightly above the prior year level.

Prescription sales growth (Roche and Genentech) in 2001 was led by our oncology portfolio, which now accounts for 24% of our prescription drug business. Last year Roche became the global market leader in this key therapeutic area. Moreover, Roche is the only company with three new oncology products – Herceptin, Xeloda and Mabthera/Rituxan – which have been shown in clinical trials to improve patient survival. Other major growth drivers included CellCept, which is used in transplantation medicine, and our anemia treatment NeoRecormon. The antibiotic Rocephin and Xenical, our leading weight loss medication, also posted growth in 2001.

Growth from these and other products more than offset losses due to expiry of our Versed/Dormicum patent in the United States, the delisting of Draganon in Japan and price reductions on our anti-HIV products, which were subject to increased competitive pressures and price erosion during the year.

Sales of prescription medicines in North America showed a double-digit gain of 12%, thanks to strong sales growth at Genentech. In Japan, the world's second largest pharmaceuticals market, sales grew 17%, four times

Total divisional sales 1997–2001 In millions of CHF


21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
12,070
14,376
16,487
17,686
18,723
97
98
99
00
01

faster than the market, thanks primarily to the successful launch of our two most important cancer medicines. By contrast, sales in Europe showed mid-single-digit growth. In Latin America sales contracted at roughly the same rate as the market as a whole, owing to price reductions on anti-HIV medicines and macroeconomic problems in the region. Sales advanced by double-digit percentages in other regions, fuelled primarily by the launch of Xenical in major Asian markets.

Oncology – Roche moves into the lead with a portfolio of innovative medicines for cancer... Oncology is not only one of the therapeutic areas where we are currently the most innovative, it is also the area with the strongest growth. Total sales of our cancer medicines increased 66% to 4,119 million Swiss francs in 2001, making Roche the world's leading supplier in this key therapeutic area. The innovative biotechnology products Herceptin and Mabthera/Rituxan led this strong performance, with a major contribution also coming from Xeloda, a novel tumour-selective treatment.

Sales of Mabthera/Rituxan, the first humanised monoclonal antibody for the treatment of cancer, once again doubled, rising to 1,695 million Swiss francs. In 2001 the drug was approved in Japan for use in indolent non-Hodgkin's lymphoma (NHL). NHL is the most frequent form of blood cancer. Mabthera/Rituxan has now also been shown to improve survival in patients with aggressive NHL, a faster-growing form of the cancer that affects more than half of all NHL patients. In October the European Committee on Proprietary Medicinal Products (CPMP) issued a positive opinion on the use of Mabthera/Rituxan in this new indication. Additionally, the drug is being investigated for its potential in autoimmune diseases. Mabthera/Rituxan is also undergoing phase II clinical testing in combination with the chemotherapy agent Fludara from Berlex; initial positive results have already been obtained in patients with previously untreated chronic lymphocytic leukemia.

Sales of Herceptin grew by 52% in local currencies to 806 million Swiss francs. This sharp increase was driven primarily by launches in Western Europe and Japan and by brisk sales in the United States. This monoclonal antibody has been shown to significantly increase survival in breast cancer patients who overexpress HER2, a gene associated with aggressive cancer cell growth.

Xeloda sales also rose sharply, advancing 74% in local currencies to 260 million Swiss francs. This oral anticancer agent is activated inside cancer cells, delivering effective chemotherapy to cancer cells while sparing healthy ones. Xeloda is now approved in most markets for metastatic breast and colorectal cancers and has the potential for use in many other types of cancer. EU and US approvals in colorectal cancer were received in February and May, respectively. Xeloda was recently approved in the United States for use in metastatic breast cancer with Taxotere from Aventis. The CPMP has also recommended European approval of Xeloda both as a single-agent therapy and in combination with Taxotere. The combined chemotherapy significantly improves survival in metastatic breast cancer.

Prescription products (including Genentech)

Sales by region


Japan 6%
Others 8%
Latin America 10%
North America 42%
Europe 34%

Sales by therapeutic area


Metabolic disorders 12%
Others 2%
Dermatology 8%
Central nervous system 8%
Oncology 24%
Infectious diseases, virology 20%
Cardiovascular diseases 9%
Inflammatory and autoimmune diseases 17%

Tarceva is a promising new anticancer agent being developed by Roche and Genentech in partnership with OSI Pharmaceuticals. Preparations for phase III clinical testing in non-small cell lung cancer have already begun, and additional phase II and phase III trials are currently under way in several indications. This novel oncology product has the potential to be effective in a range of difficult-to-treat cancers, such as lung, ovarian, breast and colorectal cancer.


Herceptin 440 mg

...and supportive care. Kytril, a potent anti-emetic used to control nausea and vomiting in patients undergoing cancer chemotherapy, posted sales of 437 million Swiss francs in its first full year since being acquired by Roche. In the United States a marketing application was filed last year for the use of Kytril in post-operative nausea and vomiting.

Sales of the recombinant growth factor NeoRecormon, which stimulates the production of red blood cells, rose 19% in local currencies and reached 746 million Swiss francs. Although anemias associated with poor kidney function are still the main sales driver, considerable growth has also come from use of the drug in hematological cancers, an indication approved in Europe only last year. The established role of NeoRecormon in nephrology has been strengthened by European approval of a new, once-weekly dosing schedule. The product is currently in clinical trials to determine whether it is suitable for supportive cancer therapy in patients with solid tumours. An improved, second-generation product is also under development.

Bondronat is a third-generation bisphosphonate for the management of hypercalcemia (abnormally elevated serum calcium) caused by cancer. A filing in Europe for use in metastatic bone disease in breast cancer patients is planned for 2002.

Transplantation – continued strong growth. Roche is strongly committed to improving the long-term outcomes of transplantation and enhancing the quality of life of transplant recipients. The Group's transplantation portfolio generated total sales of 1,118 million Swiss francs in 2001, an increase of 36% from the year before.

CellCept is establishing itself as the cornerstone of effective long-term immunosuppressive therapy to prevent rejection of organ transplants. Sales were up substantially for the year, rising 36% in local currencies to 1,056 million Swiss francs. The potency of CellCept makes it possible to reduce the use of more toxic immunosuppressive drugs. Unlike other products, CellCept is not toxic to the kidneys and does not increase the risk of cardiovascular disease – benefits that result in longer transplant and patient

survival. CellCept was approved in Europe last year for use in children following kidney transplantation.

Zenapax, which is used in combination with CellCept to prevent acute kidney transplant rejection, posted sales of 50 million Swiss francs. Sales of Cymevene/Cytovene, an antiviral agent used both in HIV care and in transplantation to treat or prevent eye infections caused by cytomegalovirus (CMV retinitis) including sales of its oral formulation Valcyte, grew by 28%. Valcyte was launched in the United States in 2001 to treat CMV retinitis in HIV patients. European and rest-of-world approvals are expected from the first quarter of 2002 on. Work is also under way on a marketing application for use in transplantation, which we expect to submit later this year.


CellCept®
500 mg

Xenical – the leading medicine for weight loss and weight control. Xenical is the world's leading prescription product for the treatment of obese and overweight patients. Sales of Xenical rose by a moderate 4% in local currencies to 963 million Swiss francs. Launches in major Asian markets helped grow sales, as did a more focused marketing strategy which puts greater emphasis on patient support and satisfaction and contributed to stabilising sales in the United States. Increased sales were achieved at a significantly lower cost. Xenical is the only available weight loss medication that works locally in the gastrointestinal tract, where it reduces the absorption of dietary fat by around 30%. In addition, overweight type 2 diabetics treated with Xenical in clinical trials were found to lose significantly more weight than those treated with diet alone. Approximately 90% of people with type 2 diabetes are overweight, and excess weight is the most important modifiable risk factor for development of this condition.

Virology – major innovations. In 2001 Roche's important virology portfolio was further strengthened by approval of Pegasys for hepatitis C in its first markets: Switzerland, Mexico and Venezuela. This new-generation pegylated interferon is a potent medication, providing sustained virus suppression with just one dose a week. Clinical trials have shown that the number of people who are virus-free six months after treatment is stopped is higher with Pegasys than with any other single-agent therapy. Moreover, combined therapy with Pegasys and ribavirin has been shown to be clearly more effective than any other regimen, without compromising tolerability. Further approvals – both for single-agent and for combination therapy with ribavirin (including Roche's own ribavirin) – are expected from mid-2002 in Europe and towards the end of year in the United States.

Major product approvals and launches in 2001[1]

Product	Generic name	Indication	Country
Roaccutane/ Accutane	isotretinoin	Severe acne, pediatric exclusivity[2]	USA
CellCept	mycophenolate mofetil	Prevention of acute rejection in pediatric kidney transplantation	EU
Herceptin	trastuzumab	Metastatic breast cancer	Japan, EU
Mabthera/Rituxan	rituximab	Indolent non-Hodgkin's lymphoma	Japan
NeoRecormon	epoetin beta	Once weekly in anemia in chronic renal failure	EU
		Anemia in patients with hematological malignancies	EU
Pegasys	pegylated interferon alfa-2a	Hepatitis C	Switzerland, Mexico, Venezuela
Tamiflu	oseltamivir	Treatment of influenza A and B	Japan
Valcyte	valganciclovir	Cytomegalovirus infection in immunocompromised patients	USA
Xeloda	capecitabine	Metastatic colorectal cancer	USA, EU
Xeloda + Taxotere	capecitabine + docetaxel	Metastatic breast cancer	USA, EU

1) Includes supplemental indications; updated to mid-February 2002.
2) Patent extension until February 2002 based on pediatric data.

Sales of Tamiflu increased 58% in local currencies to 97 million Swiss francs in 2001. Despite these modest sales, which can be attributed to last year's mild flu season, the product has established itself as the market leader. Tamiflu was successfully launched in Japan in early 2001, and a marketing application has also been filed there for a pediatric formulation. Approval in Europe for the treatment and prevention of influenza A and B in adults, adolescents and children is expected in 2002.

Viracept, Fortovase and Invirase, the protease inhibitors that are the core of our HIV portfolio, generated combined sales of 670 million Swiss francs in 2001. Though this class of medicines is still the mainstay of many anti-HIV treatment regimens, sales declined last year by 13% in local currencies. Mounting competitive pressure from newly launched anti-HIV medicines and price reductions provided to developing countries to improve access to these important drugs accounted for the drop in sales revenue. Sales of protease inhibitors are expected to stabilise in 2002, with volume growth partially offsetting continued low prices.

Together with Trimeris, Roche is developing T-20, the first of a new class of medicines known as fusion inhibitors. Unlike existing HIV/AIDS

Top-selling prescription products (including Genentech)

Product	Generic name	Indication	Sales 2001 in millions of CHF	Change in CHF	Change in local currencies
Rocephin	ceftriaxone	Bacterial infections	1,698	0%	1%
Mabthera/Rituxan[1]	rituximab	Non-Hodgkin's lymphoma	1,695	88%	90%
Roaccutane/Accutane	isotretinoin	Severe acne	1,166	-9%	-8%
CellCept	mycophenolate mofetil	Transplantation	1,056	34%	36%
Xenical	orlistat	Weight loss, weight management	963	1%	4%
Herceptin[1]	trastuzumab	Metastatic breast cancer	806	50%	52%
NeoRecormon	epoetin beta	Anemia	746	15%	19%
Viracept	nelfinavir mesylate	HIV infection	452	-9%	-8%
Kytril	granisetron	Chemotherapy and radiation therapy-induced nausea and vomiting	437	–	–
Nutropin, Protropin[1]	somatropin, somatrem	Growth hormone	435	11%	11%
Activase, TNKase[1]	alteplase, tenecteplase	Myocardial infarction	371	-5%	-5%
Pulmozyme[1]	dornase alfa, DNase	Cystic fibrosis	319	6%	7%
Neupogen	filgrastim, G-CSF	Neutropenia	316	4%	6%
Furtulon	doxifluridine	Cancer of colon, breast or stomach	303	-11%	0%
Cymevene/Cytovene, Valcyte	ganciclovir, valganciclovir	Cytomegalovirus infection	292	28%	28%
Dilatrend	carvedilol	Heart failure, hypertension, angina pectoris	289	18%	23%
Lexotan	bromazepam	Anxiety and tension states	274	-6%	-3%
Xeloda	capecitabine	Colorectal or breast cancer	260	72%	74%
Madopar	levodopa + benserazide	Parkinson's disease	246	0%	4%
Rocaltrol	calcitriol	Osteoporosis	242	-13%	-8%
Inhibace, Inhibace Plus	cilazapril	Hypertension	238	2%	6%
Torem	torasemide	Hypertension	238	2%	3%
Roferon-A	interferon alfa-2a	Hepatitis B and C, cancer	228	-12%	-9%
Invirase, Fortovase	saquinavir	HIV infection	218	-22%	-21%
Rivotril	clonazepam	Epilepsy	212	0%	2%
Dormicum/Versed	midazolam	Anesthesia and sedation	203	-57%	-64%

1) Jointly marketed by Roche and Genentech.

In all, four products posted sales of 1 billion Swiss francs or more. Half of the division's top ten products showed double-digit sales growth. Sales of the anticancer drug Mabthera/Rituxan again doubled, making it Roche's second best-selling pharmaceutical, just behind the antibiotic Rocephin.

drugs, which work inside host cells and target viral enzymes involved in HIV replication, T-20 inhibits the fusion of HIV with host cells, thus blocking the virus before it enters cells and begins to replicate. T-20 is expected to offer a new therapeutic option for all pretreated patients with HIV, including those infected with drug-resistant strains of the virus. Approximately 1,000 patients previously treated with other anti-HIV medications are currently participating in phase III trials to evaluate this novel medicine. If the clinical trial results are as positive as expected, and the sophisticated production facilities required to manufacture this complex peptide are completed on schedule, regulatory filings for T-20 will be submitted in the United States and Europe in the second half of 2002.

Established products and newcomers with high potential. Rocephin, our leading antibiotic, remains the drug of choice for treating bacterial infections in hospitals. Sales of the product were up again for the year, advancing 1% in local currencies to 1,698 million Swiss francs. Thanks to its once-daily convenience and continued effectiveness against a broad range of pathogens, Rocephin sales grew despite generic competition in a number of markets. Rocephin will remain a key contributor to Roche's prescription drug sales in 2002, with strong sales in the United States (where the product will go off patent in 2005) and Italy compensating for generic erosion elsewhere.

Roaccutane/Accutane, the most effective treatment available for severe acne, remained one of our best-selling products in 2001, even though sales declined 8% in local currencies to 1,166 million Swiss francs under the dual pressures of generic competition in a number of markets and a more restrictive prescribing environment in the United States. The product may face a challenge from generics in the United States after its patent expires there in spring 2002. Although we anticipate a downturn in sales, its magnitude will depend on the ability of generic manufacturers to replicate the stringent safety programmes we have put in place, in close cooperation with the Food and Drug Administration (FDA), to ensure the safety of patients undergoing treatment with Accutane/Roaccutane.

Dilatrend, an agent proven across the entire spectrum of heart failure conditions and far more effective than conventional beta-blockers, achieved double-digit growth, with sales totalling 289 million Swiss francs. Growth was fuelled by the publication of two landmark trials investigating the drug in severe chronic heart failure and post-myocardial infarction patients. Data have shown Dilatrend to confer a highly significant survival benefit, in addition to substantially reducing hospitalisations and improving patients' quality of life. Roche is pursuing supplemental approval of the drug for use in patients with severe chronic heart failure.

Bonviva is a highly effective bisphosphonate being developed for the treatment and prevention of osteoporosis. Its great market potential was underscored in late 2001 by the announcement that Roche and GlaxoSmithKline had agreed to co-develop and co-promote the product. Late-stage clinical

testing of the drug has already been completed and shows a best-in-class reduction in the risk of vertebral fractures. Bonviva is the first bisphosphonate with a proven ability to reduce fracture risk even if patients take a 9- or 10-week drug holiday each quarter. Initial regulatory filings in Europe and the United States are planned for 2002.



Roche Consumer Health focuses on brands that have a clear benefit for consumers. For future growth we are working on exciting new business models in the area of aging and weight management.

Richard Laube, Head of Roche Consumer Health

Roche Consumer Health. 2001 was Roche Consumer Health (RCH)'s tenth year of operation and saw continued progress in creating strong brands. Over the years RCH's eight key global brands have averaged annual growth of 9% and today account for nearly 60% of our non-prescription (OTC) sales. By focusing aggressively on profitable growth, since its founding RCH has significantly improved its operating profit margin, which climbed on an adjusted basis from a single-digit figure in 1992 to 15.3% in 2000 and last year increased to 17.2%. Adjusted operating profit reached 285 million Swiss francs, for an increase of 10%. EBITDA (adjusted) grew by 5% to 347 million Swiss francs. This was equivalent to 20.9% of sales, compared with 19.6% in 2000.

Sales continued to grow ahead of the OTC market, which was stagnant in 2001. Overall, sales showed a modest 1% gain in local currencies but slightly declined in Swiss francs terms, slipping 2% to 1,661 million francs. Excluding markets which experienced significant macroeconomic difficulties during the year (Argentina, Brazil and Turkey), resulting in a 15% drop in sales, RCH posted 3% sales growth in local currencies. This increase came despite elimination of the resale price maintenance system in the United Kingdom, a change that adversely impacted results in Europe.

Sales in the vitamin segment declined 8% in local currencies, roughly in line with market trends in this segment. Our core Redoxon and Supradyn brands were hit particularly hard by the economic downturn in several countries where they are the market leaders, and the low incidence of flu and colds throughout much of Europe also had a negative impact on sales.

Significant progress was made in the analgesics segment, more than offsetting lower sales of vitamin products. Continued sales growth for Aleve, especially in the United States, further market expansion in Europe and

Consumer self-medication

Sales by therapeutic area


Skin and hair care 16%
Analgesics 27%
Gastrointestinal products 10%
Others 3%
Cold remedies 3%
Vitamins 41%

Focus on eight global OTC brands

Product	Uses	Sales in millions of CHF	Change in CHF	Change in local currencies
Aleve, naproxen	Analgesic	282	37%	37%
Supradyn	Multivitamin	160	–7%	–5%
Bepanthen	Skin care	142	0%	3%
Rennie	Antacid	128	–3%	0%
Redoxon	Vitamin C	112	–16%	–15%
Berocca	Multivitamin	74	–9%	–3%
Saridon	Analgesic	62	–5%	–3%
Elevit Pronatal	Multivitamin	28	15%	17%

successful Rx-to-OTC switches of naproxen-based brands in Latin America all contributed to this success.

Another highlight was the continued sales growth of our Bepanthen skin care brand. Following a successful relaunch in Europe, the brand is now being expanded to all markets.

Research and development – a highly promising pipeline. The significant investments the Pharmaceuticals Division has made in creating a Group-wide process that moves projects seamlessly from research to development and marketing are starting to bear fruit. Thanks to increased productivity, the division now has a pipeline of important new medicines which is highly promising in terms of both the quantity and the quality of projects.

The division is pursuing a total of 125 research projects in seven key therapeutic areas: oncology, metabolic disorders, inflammatory diseases, genitourinary diseases, central nervous system disorders, vascular diseases and virology. In each of these areas there are significant unmet medical needs, and the commercial potential of products addressing those needs is correspondingly high. With 14 new molecular entities (NMEs) reaching preclinical development in 2001, Roche is a leader in pharmaceutical research productivity. Several of these projects could enter phase I clinical testing in 2002 or 2003. In 2002 Roche expects an additional 14 NMEs to enter preclinical development.

There are currently 30 NMEs in the division's development pipeline, and a total of over 70 projects are being pursued, including supplemental indications. Eleven NMEs are in early-stage (phase 0) development, six have entered phase I clinical testing, eight are in phase II, and five in phase III. Our pharmaceutical pipeline is further strengthened by opt-in rights to additional NMEs under agreements with Genentech and Basilea Pharmaceutica and by the potential new medicines which Genentech will commercialise alone or with other parties. Including these additional compounds, there are 46 NMEs in the Roche pipeline.

Moreover, once the transaction with Chugai is closed, Roche will have the

125 research projects in major therapeutic areas


Metabolic diseases 23
Virology 4
Vascular diseases 11
Oncology 41
Genitourinary diseases 5
Inflammatory diseases 17
Central nervous system 24



The new knowledge of the molecular pathology of human disease we now have is opening new opportunities for creating novel medicines and diagnostics. Scientists at Roche are taking the lead in using a new global, multidisciplinary approach which is turning data into the specific knowledge that allows us to invent the really important new medicines of the future.

Jonathan Knowles, Head of Global Pharmaceutical Research

right to license in any projects for which Chugai seeks a partner outside Japan and South Korea. Chugai's R&D will focus on oncology and bone, renal and cardiovascular diseases, and we expect it to yield a number of compounds suited for global development and marketing.

Our successful research unit in Kamakura (Japan) will be merged with Chugai's research organisation, strengthening the Japanese company's innovative capabilities.

Our gene and drug discovery collaboration with deCode Genetics again produced breakthrough findings last year. New targets identified by analysing genes linked to two common diseases – schizophrenia and peripheral arterial occlusive disease – will be the basis for a drug and diagnostic discovery programme. A gene that contributes to stroke has also been identified, and researchers at deCode have mapped the chromosomal locations of genes linked to type 2 diabetes, obesity and clinical anxiety. The mapping of the first gene linked to rheumatoid arthritis will provide genetic markers that predict an increased risk of developing the disease. All these achievements mark important early steps towards turning discoveries in genomics into dramatic improvements in healthcare.

As part of efforts to streamline its research organisation, the Pharmaceuticals Division discontinued its research activities in Welwyn (United Kingdom). Welwyn's viral diseases research unit was transferred to Palo Alto (United States), strengthening that highly productive site, which also



In clinical practice getting the right diagnosis quickly can be decisive. Using the Roche LightCycler, Prof. M.'s laboratory can perform a variety of genetic tests that deliver diagnostic information fast, helping doctors to make the right treatment decisions.

Roche supplies innovative system technologies for genomics and proteomics research. The main focus is on developing new applications for PCR-based diagnostics.

Solid pipeline

Therapeutic area	Project/Product	Type (generic name)	Indication/ Major line extension	Phase 0	Phase I	Phase II	Phase III	Filed	Phase IV
Anemia	R744[1]	*next generation anemia treatment*	*renal anemia or cancer-related anemia*						
	NeoRecormon[2]	glycoprotein (epoetin beta)	needle-free injection system						
			in radiotherapy						
			anemia of prematurity						
			once weekly in oncology						
Inflammation/Bone	R1164	nuclear receptor modulator	osteoporosis						
	R1487	kinase inhibitor	in rheumatoid arthritis						
	R484/Bonviva	bisphosphonate (ibandronate)	treatment of osteoporosis						
	Mabthera[3]	monoclonal antibody (rituximab)	*in rheumatoid arthritis*						
Metabolism	R1439	nuclear receptor modulator	type 2 diabetes						
	R1065[4]	GPCR modulator	obesity		*				
	R765	enzyme activator	diabetes						
	R483	*insulin sensitizer*	*type 2 diabetes*			**			
	Xenical	lipase inhibitor (orlistat)	(development in Japan)[c]						
			pediatric indication						
			prevention of diabetes						
			treatment of diabetes						
Nervous system	R1067	GPCR modulator	depression						
	R1204	GPCR modulator	depression or anxiety						
	R673	GPCR modulator	depression or anxiety			**			
Oncology	R1453	enzyme inhibitor	solid tumours						
	R1124	GPCR modulator	emesis						
	R1491	kinase inhibitor	solid tumours						
	R1273[5]	monoclonal antibody	solid tumours						
	R440	cell cycle inhibitor	solid tumours						
	R1415/Tarceva[6]	kinase inhibitor	solid tumours						
	R1471[7]	pegylated recombinant protein G-CSF (pegylated filgrastim)	chemotherapy-induced neutropenia						
	R420/Pegasys	pegylated interferon (peginterferon alfa-2a)	malignant melanoma						
	Bondronat (EU)/Bonviva (US)	bisphosphonate (ibandronate)	metastatic bone disease in breast cancer						
	Herceptin[5]	monoclonal antibody (trastuzumab)	(joint development activities)[c]						
			(Roche-sponsored activities)[c]						
	Mabthera[3]	monoclonal antibody (rituximab)	aggressive non-Hodgkin's lymphoma						
	Xeloda	(capecitabine)	first-line combinations in metastatic breast or colorectal cancers;						
			adjuvant monotherapy and combinations for colon, rectal or breast cancers						
Respiratory	R1295	integrin antagonist	asthma						
	R411	integrin antagonist	asthma			**			
	R1456	nuclear receptor	emphysema						
	R667	nuclear receptor	emphysema			**			
Transplant	Valcyte	nucleoside analogue (valganciclovir)	prevention of cytomegalovirus infection in solid organ transplantation						
	CellCept	IMPDH inhibitor (mycophenolate mofetil)	acute renal transplant rejection						
Urology	R1437	GPCR antagonist	benign prostatic hyperplasia						
	R701	GPCR antagonist	overactive bladder, pelvic hypersensitivity						
	R450	GPCR antagonist	stress urinary incontinence						

Virology	R944	protease inhibitor	HIV infection	
	R1270/Levovirin[8]	new generation nucleoside analogue	hepatitis C	
	R724 (T-1249)[9]	fusion inhibitor	HIV infection	
	R698 (T-20)[9]	fusion inhibitor	HIV infection	
	R420/Pegasys	pegylated interferon (peginterferon alfa-2a)	chronic hepatitis C	
	Pegasys	pegylated interferon (peginterferon alfa-2a)	hepatitis B	
	Pegasys + ribavirin	(peginterferon alfa-2a + ribavirin)	chronic hepatitis C	
	Roche ribavirin + Pegasys + Roferon-A	(ribavirin + peginterferon alfa-2a + interferon alfa-2a)	chronic hepatitis C	
	Valcyte	nucleoside analogue (valganciclovir)	treatment of cytomegalovirus retinitis in patients with AIDS	
	Fortovase	protease inhibitor (saquinavir)	pediatric formulation	
	Tamiflu[10]	neuraminidase inhibitor (oseltamivir)	treatment and prevention of influenza	
	Viracept[11]	protease inhibitor (nelfinavir mesylate)	HIV infection, new formulation	
Opt-in opportunities[a)]				
Basilea Pharmaceutica	(BAL8557)	antifungal	fungal infection	
	(BAL8349)	antifungal	fungal infection	
	(BAL5788)	antibiotic	bacterial infection	
	(BAL2299)	nuclear receptor	plaque psoriasis	
	(BAL4079)	9-*cis* retinoic acid	chronic hand eczema	
Pozen	MT 500	GPCR modulator	migraine	
Speedel	R639	endothelin A receptor antagonist	cardiovascular disease	
Genentech	Trastuzumab-DM1	antibody	solid tumours	*
	Anti-tissue factor	monoclonal antibody fragments	acute coronary syndrome	*
	AMD fab	monoclonal antibody fragment	age-related macular degeneration	
	LDP-02 antibody	monoclonal antibody	inflammatory bowel disease	
	Avastin	anti-VEGF antibody (avastin)	solid tumours with chemotherapy	
Participation only through Genentech[b)]				
	E26	anti-IgE antibody	allergic asthma, allergic rhinitis	
	Thrombopoietin	protein	thrombocytopenia	
	Xanelim	anti-CD11a antibody	psoriasis	
	Xolair	anti-IgE antibody	allergic asthma	
	anti-CD11a antibody	anti-CD11a antibody	solid organ transplant rejection	

External partners:
1) Shearwater
2) Genetics Institute
3) Genentech/IDEC
4) Vernalis
5) Genentech
6) Genentech/OSI
7) Amgen
8) ICN
9) Trimeris
10) Gilead
11) Agouron

Blue type represents new molecular entities (NMEs).
Current as of 31 January 2002.

* phase I trials currently under preparation
** phase II trials currently under preparation
a) Roche retains the right to license the product
b) full consolidation
c) For competitive reasons, some projects may not have been identified.

The Pharmaceuticals Division currently has 30 NMEs in its development pipeline. Eleven are in early-stage development (phase 0), six have entered phase I clinical testing, eight are in phase II, and five in phase III. A total of over 70 projects are being pursued, including supplemental indications. In all, there are 46 NMEs in the Roche pipeline.

Phase 0 Transition from preclinical to clinical development
Phase I Initial studies in healthy volunteers
Phase II Small-scale efficacy, tolerability and dose-finding studies in patients
Phase III Large-scale studies in patients for statistical confirmation of safety and efficacy
Phase IV Data on long-term efficacy and other effects following marketing approval

focuses on the discovery and early clinical development of new medicines for inflammation, respiratory diseases, bone disorders, neurobiological disorders and genitourinary diseases. This step underscores Roche's commitment to maintaining a strong presence in the areas of HIV/AIDS and hepatitis.

Outlook. The Pharmaceuticals Division currently expects to see mid-single-digit sales growth in 2002. To a significant extent, sales performance will be influenced by how soon Accutane/Roaccutane faces generic competition in the US market. The division will focus in particular on driving its oncology franchise, while strengthening its position in other therapeutic areas as well. We anticipate continued double-digit sales growth for our leading anticancer drugs, notably Herceptin, Mabthera/Rituxan and Xeloda. These three medicines and NeoRecormon are currently being investigated for use in new indications. Approval of Mabthera/Rituxan for aggressive NHL will double the potential patient population eligible for treatment with this medicine. We are also looking for further growth from other leading Roche products, such as CellCept, Dilatrend and Xenical. We anticipate approvals in 2002 for Tamiflu in the European Union and for Pegasys in Europe and the United States. Marketing applications for Bonviva and T-20 in the United States and Europe, for Bondronat in Europe and for Pegasys in Japan are the most important filings planned for 2002. Additionally, approvals are anticipated for a number of important line extensions and new indications for existing products.

An added impetus for growth is expected to come from the merger of Nippon Roche and Chugai, announced in late 2001. The merger, which will create a novel business model for the Japanese market, is still subject to approval by Chugai's shareholders and the antitrust authorities in several countries. The necessary approvals are anticipated in the fourth quarter of 2002.

Helped by a strong product portfolio, the roll-out of new products and the integration of Chugai, our pharmaceuticals business will be well positioned at the end of this year for a return to market-level sales growth in 2003. Our objective, which we expect to achieve in the next three years, is to increase our operating profit margin in the Pharmaceuticals Division from its present level of 19.6% towards 25%.

Diagnostics Division in brief

	in millions of CHF 2001	change 00/01
Sales	6,900	+10%
– Diabetes Care	2,333	+15%
– Near Patient Testing	591	+12%
– Centralized Diagnostics	2,528	+4%
– Molecular Diagnostics	877	+17%
– Applied Science	571	+12%
EBITDA	1,833	+12%
Operating profit	993	+21%
R&D expenditures	627	+12%
Employees	16,345	+5%

Diagnostics

In 2001 Roche Diagnostics again posted double-digit growth rates well above the market average. As a result, the division expanded its lead in each of the market segments and national markets it serves. The rollout of new products for customers – ranging from high-workload laboratories to individual consumers – had a positive impact on sales, and the division's operating profit margin also showed a year-on-year gain. From this position of strength, Roche last year implemented major initiatives pointing the way forward to a new dimension in medical diagnostics. With its business areas focused tightly on customers, Roche Diagnostics can now be even more responsive to market needs. The alliance with Iceland's deCode Genetics to develop new, gene-based diagnostic systems marks another important step for Roche on the road to more individualised healthcare.



The challenge that we face is to continue to grow faster than the market. As a market leader Roche Diagnostics will shape the market in ways that build on our strengths and we will focus our business even more sharply on our customers' needs.

Heino von Prondzynski, Head of the Diagnostics Division

Increased sales and profitability. With sales up 10%, or 14% in local currencies, Roche Diagnostics again outpaced the market by a substantial margin. Sales advanced to 6,900 million Swiss francs, reinforcing the division's position as the world leader in in-vitro diagnostics. Roche now holds a 18% share of the global market.

Profitability measures also continued to improve. Operating profit increased 21% to 993 million Swiss francs, while EBITDA advanced 12% to 1,833 million Swiss francs. The division's operating profit margin rose by 1.3 percentage points to 14.4%, and the EBITDA margin by 0.4 percentage points to 26.6%. Strong sales growth more than offset increased costs incurred during the year, particularly for marketing and distribution, as well as new strategic alliances and licenses.

Apart from our expertise in high-growth areas such as molecular diagnostics and data-assisted patient self-management, a number of attractive new products contributed to last year's solid performance. These included the Accu-Chek Compact system for blood glucose self-monitoring in the consumer diagnostics segment and the E170 module, which adds immunoassay capabilities to the cost-saving, high-throughput Modular Analytics system used in large-volume laboratories.

The Diagnostics Division will file an appeal against the court judgement awarding Igen International 105.4 million dollars in compensatory damages and 400 million dollars in punitive damages in litigation brought by Igen in the United States. The litigation concerns claims relating to the licensing of Igen's electrochemiluminescence (ECL) technology to Roche Diagnostics.

Strong sales growth in all regions. Once again sales were up by double-digit percentages – growing significantly faster than the market – in all

five geographic regions where the division does business; the largest increase came in Japan, where sales advanced 35%. In North America gains were reported for all strategically important product lines and market segments. In Europe the BSE test marketed by the division was a particularly strong growth driver.

Increased sales in Iberia/Latin America were due primarily to the division's strong service offerings and high-performance IT solutions for laboratories. Sales of gene-based tests accounted for much of the robust growth in Japan. The establishment of Roche Diagnostics Shanghai, opening up direct access to the high-growth Chinese market, was a key factor in the healthy 23% sales increase reported in the Asia–Pacific region.

Uncompromising customer focus for a new role in medicine. The diagnostics industry is in the midst of a transition, as customers and competitors strive to grow their businesses through mergers and acquisitions, and knowledge continues to grow exponentially following the mapping of the human genome. IT and e-commerce, which are also steadily gaining in importance in diagnostics, are another force for change.

The Diagnostics Division has responded to these challenges with a comprehensive strategic realignment which has created solid platforms for the development of new business models, technologies and markets.

The division's Centralized Diagnostics, Molecular Diagnostics and Near Patient Testing businesses – all of

Total divisional sales 1997–2001 in millions of CHF


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
966
4,616
5,282
6,252
6,900
97
98
99
00
01

which are aimed at serving the needs of health professionals – were linked together in the new Lab Network organisation. These three business areas are complemented by Applied Science, which supplies universities and industry with reagents and systems for their research projects and also serves the division as a breeding ground for new technologies, and by Diabetes Care, which focuses exclusively on the diabetes market.

An established supplier of leading instruments, reagents and services, Roche Diagnostics is also increasingly becoming a pioneer in providing sophisticated IT solutions to support them. The main focus is on diagnostic information management tools that assist therapeutic decision-making almost in real-time by linking and interpreting new and stored patient data.

A number of partnerships and alliances are also helping the division to implement its strategic vision. A licensing agreement with Chiron opens opportunities for the division to further enhance its strong international presence in blood and plasma screening by becoming a supplier of

PCR-based products for the blood bank market. The alliance with Digene has broadened our portfolio of tests for sexually transmitted diseases and in oncology. An agreement with Innogenetics offers opportunities for Roche to establish a presence in diagnostic microbiology with PCR-based tests. And our cooperation with deCode will enable us to tap the tremendous potential of genetics and genomics.

of our networkable Accu-Chek Inform system for hospitals. Roche Diagnostics is the leading supplier of professional diabetes monitoring systems in the world's largest market.

Diabetes Care is already working on the next generation of Accu-Chek Compact. A totally new type of device, combining a digital organiser and blood glucose meter, is also nearing launch. The device features an

Sales by region


Japan 5%
Others 4%
Asia-Pacific 5%
Europe 41%
North America 37%
Iberia/Latin America 8%

Sales by business area


Near Patient Testing 9%
Applied Science 8%
Molecular Diagnostics 13%
Diabetes Care 34%
Centralized Diagnostics 36%

All business areas on growth track

Diabetes Care. In 2001 Roche Diabetes Care was again one of the division's most successful business areas, with sales up 18% in local currencies.

Sales of Accu-Chek Advantage, the world's top-selling blood glucose meter for patient self-monitoring, were up by another 22%. In autumn 2001 two major new products were launched in North America: Accu-Chek Compact, which features integrated test strips and automatic coding and pre-test checks of strip integrity, and Accu-Chek Active, which can perform measurements in just five seconds on a tiny blood sample. The market response to these products has been very good. We further expanded our lead in the US market with the launch

infrared data port that makes it easy for patients to keep a comprehensive log of their readings by downloading data to other systems.

Research at Diabetes Care goes far beyond developing ever-better glucose meters. For example, we are searching for ways to measure blood glucose without having to take a blood sample. One result of these efforts is Accu-Chek D-Tector, which can diagnose type 2 diabetes by measuring changes in the eyes. A large-scale clinical trial with the device is currently under way. Our researchers are also investigating continuous monitoring techniques which could be employed in an artificial pancreas that measures blood glucose levels and delivers insulin doses to the body when needed.

To augment its own research activities in diabetes, Roche acquired California-based Amira Medical in November 2001. This company's know-how and patent portfolio will greatly facilitate Roche Diagnostics' access to the fast-growing integrated spot monitoring segment of the diabetes market.

Near Patient Testing. Sales by Roche Near Patient Testing – a supplier of products and services for doctors' offices, ambulances and intensive care units – were up 15% last year in local currencies, making it one of the division's fastest growing business areas. Helped by successful integration of the medical instruments business acquired in 2000 from Austria's AVL group, we accelerated our market share growth in the hospital point-of-care segment (rapid diagnostic products for emergency rooms, intensive care units and other hospital settings). Roche Diagnostics consolidated its leading position in this segment with the rollout of the OMNI C blood gas analyser in the fourth quarter of 2001. OMNI S and OPTI Plus, two additional systems for blood gas and electrolyte measurement, are expected to reach the market in mid-2002.

The future of hospital point-of-care testing lies in linking all testing devices electronically with hospitals' and laboratories' central data management systems. Accordingly, we are focusing our research activities on developing innovative IT solutions like our DataCare line, which allows complex test data to be managed and exchanged with ease.

Roche Diagnostics is a leader in urinalysis and multi-parameter systems, giving it a solid presence in the growing primary care segment. Research and development in this segment is aimed at developing new-generation instruments that are substantially smaller and have more powerful data management capabilities than those currently available.

Roche Near Patient Testing is the leading supplier of coagulation monitors for patient use. With its CoaguChek S system it has paved the way for duplicating the tremendous success of Roche's Accu-Chek diabetes products in the coagulation monitoring segment.



Centralized Diagnostics. Roche Centralized Diagnostics is a leader in integrated analytical systems for hospitals and high-volume service laboratories. Its main areas of concentration are in system networking and process optimisation. Sales rose 7% for the year in local currencies, a solid result in this business area's fiercely competitive market.

Centralized Diagnostics' Elecsys immunodiagnostic systems achieved a 20% increase in sales. A significant growth driver was the E170 module, which now makes it possible to perform high-throughput immunochemical testing. Developed in the record time of just six months, the E170 module covers a broad spectrum of diagnostic applications. In addition, two Elecsys blood tests for prostate cancer received US regulatory approval in 2001. The launch of a diagnostic marker for the early detection of heart failure will be an important addition to Roche Diagnostics' product portfolio for cardiovascular disease.

Broadest pipeline in the diagnostics industry

Major innovations to be expected from all business areas within the next five years


Diabetes Care 27
Applied Science 15
Near Patient Testing 15
Centralized Diagnostics 25
Molecular Diagnostics 30

In hematology Centralized Diagnostics posted above-market growth, helped by its alliance with Japan-based Sysmex. The new XE-2100 hematology analyser, launched in 2001, was well received in the marketplace. Centralized Diagnostics successfully defended its share of the blood coagulation monitoring and automated urinalysis segments. Cardiac control D-Dimer, a test for myocardial damage, has now also been launched in the United States.

The license agreement with Igen will remain in place until a final judgement is reached. The division will continue to develop new tests for its Elecsys systems, and it will also continue to market instruments and tests covered by the licensing agreement, including the E170 system.

Research efforts at Centralized Diagnostics are not only focused on traditional core areas. As part of Roche's cross-divisional proteomics initiative, we are searching for new markers that can be used for the early detection and monitoring of various types of cancer and metabolic and inflammatory diseases. In addition, an agreement was signed in January with Millennium to collaborate on developing markers for rheumatoid arthritis.

Molecular Diagnostics. Sales by Roche Molecular Diagnostics increased by 21% in local currencies, underscoring our strength in the field of genetic testing. Growth was fuelled primarily by demand for PCR-based products and services. PCR (polymerase chain reaction) is a molecular biology technique capable of producing millions of copies of specific DNA sequences in a very short time, thus making it possible to diagnose diseases quickly and very reliably. PCR-based tests for transmissible diseases and fungal infections, particularly our tests for hepatitis C and HIV/AIDS, accounted for a substantial portion of sales.

In July 2001 Molecular Diagnostics received US regulatory clearance for the first qualitative PCR-based test for hepatitis C, following an expedited review by the Food and Drug Admin-

istration (FDA). With 180,000 new cases of hepatitis C being reported each year, there is a great market need for highly sensitive tests to detect this viral disease, which is often asymptomatic in its early stages.



Cobas AmpliPrep, a system that fully automates the multi-step process of preparing specimens for PCR analysis, was introduced in a number of European countries in May. Additional market launches are planned in early 2002.

Roche entered into alliances last year with Partners HealthCare System, deCode Genetics, CombiMatrix and Quest Diagnostics to develop new approaches to molecular testing in the highly promising fields of pharmacogenomics, predictive medicine and genomics.

Applied Science. Applied Science also showed impressive growth, with sales increasing 15% in local currencies. Sales of industrial biochemicals, which are supplied in amounts ranging from kilograms to tonnes, continue to grow well ahead of the market, reflecting the increasing use of biotechnology in industrial applications.

RTS 500, the world's first commercial cell-free protein expression system, has been well received by the market. With the RTS 500 Roche Diagnostics has added yet another innovative technology to support research into gene functions. An improved version was released in December 2001.

Sales of the LightCycler, a system used to amplify genetic material for DNA analysis, surpassed all expectations, with demand among university and industrial researchers – particularly in genetics and gene-based diagnostics – remaining very strong. Roche is continually expanding the range of tests that can be performed using this system. A recent example is the rapid anthrax test jointly developed within a very short timeframe by the Mayo Clinic in the United States and Roche, which gives a result in less than one hour. Tests for other dangerous pathogens are currently being developed. The LightCycler is complemented by a module for fully automated nucleic acid extraction from various sample materials.

An agreement signed in January 2001 with Swiss-based Prionics gives Roche Diagnostics the global marketing rights to Prionics-Check, a highly sensitive test for BSE. A new version released in October is suitable for use in automated systems, enabling simultaneous testing of large numbers of samples in the event of a massive outbreak.

From researchers to patients:
the widest range of diagnostics products on the market


Research market
Healthcare providers
End-users
Research labs
University hospitals
Service laboratories
Hospitals
Doctors' offices
GPs
Patients
Consumers
Applied Science
Molecular Diagnostics 1)
Centralized Diagnostics 1)
Near Patient Testing 1)
Diabetes Care

Roche Diagnostics is the only company that supplies all market segments, from researchers to consumers. Knowledge gained in the research market flows directly into creating improved and innovative new products in the other segments. This means shorter development times, reduced risk and lower costs – and a substantial competitive edge.

1) The division's Centralized Diagnostics, Molecular Diagnostics and Near Patient Testing businesses – all of which are aimed at serving the needs of health professionals – were linked together in the new Lab Network organisation.

These new tests underscore Roche Diagnostics' customer focus, capacity for innovation and ability to react quickly to new challenges.

The division expects DNA chip technology to become an important growth driver. The first products are expected towards the end of 2002.

Outlook. Roche Diagnostics will continue to exploit every opportunity in its push to maintain double-digit growth and, in the medium term, raise its operating profit margin to slightly better than 20%.

The enormous potential of genomics and proteomics will significantly accelerate growth in the entire healthcare sector, with the diagnostics industry likely to be the first to reap the benefits of these breakthroughs before they are translated into new therapies. Roche is therefore putting substantial resources into strengthening its lead in molecular diagnostics, especially in PCR applications, blood

screening and cancer testing. The cancer diagnostics market in particular is set to undergo rapid expansion in the near future. Roche Diagnostics has therefore established a special unit, the Integrated Cancer Care Unit, with the task of pioneering commercially successful new tests within the next two to three years. The division's new structure and strategic realignment are the basis upon which Roche intends to consolidate its global leadership in the diagnostics market and establish itself as a leading supplier of clinically actionable healthcare information.





Protection from the sun is important, as even
violet radiation can damage the skin. Parsol SLX is a novel UVB sunscreen Roche supplies to the cosmetics industry for use in sun-creams and, increasingly, cosmetic products for everyday use.

Roche is very active in the search for new disease prevention strategies. Using its expertise in molecular genetics, Roche is working to discover the causes of specific diseases and develop innovative products for very early disease prevention.

Vitamins and Fine Chemicals Division in brief

	in millions of CHF 2001	change 00/01
Sales	3,540	–2%
– Vitamins	1,795	0%
– Carotenoids	720	–6%
– Other fine chemicals	1,025	+9%
EBITDA[1]	577	–20%
Operating profit[1]	346	–30%
R&D expenditures	122	0%
Employees	7,494	+3%

1) On an adjusted basis.

Vitamins and Fine Chemicals

The Vitamins and Fine Chemicals Division is the world's leading supplier of health-promoting active ingredients for the feed, food, pharmaceuticals and cosmetics industries. However, the division's performance is closely linked to that of its customer industries, which are currently experiencing a slowdown in their markets.

While vitamins and, to an even greater extent, carotenoids were once again subject to significant pricing pressures in 2001, these were offset by increased volume sales of some vitamins and rising sales revenues for a number of products, particularly enzymes and new product entries. Excluding the medicinal feed additives products, which were sold in May 2000, sales of the division increased moderately. The division's operating profit margin declined 3.9 percentage points to 9.8%. Consequently, efforts to improve profitability have been stepped up. The division's operating profit margin for 2001 was higher than the average for comparable competitors.

Now that major parts of the vitamin case have been resolved, we are currently reviewing strategic alternatives for this business.



The Vitamins and Fine Chemicals Division is well equipped to operate in a difficult and highly competitive market. Thanks to new and improved products we again maintained our market lead in 2001.

Markus Altwegg, Head of the Vitamins and Fine Chemicals Division

Division consolidates leadership in a tough market environment. The Vitamins and Fine Chemicals Division posted sales of 3,540 million Swiss francs in 2001. Compared with the previous year, sales showed 0% growth in local currencies and fell 2% in Swiss francs. The sales in 2000 include sales of medicinal feed additives (MFA) products, up to the date of their disposal in May 2000. Excluding MFA, sales of the division in 2001 increased by 3% in local currencies and 1% in Swiss francs. Despite additional productivity gains, on an adjusted basis operating profit and EBITDA declined by 148 million Swiss francs and 142 million Swiss francs, respectively. The division's operating profit and EBITDA margins were 9.8% and 16.3%, respectively. Roughly 30% of the year-on-year decrease in profits and margins can be accounted for by the one-time gain recorded in 2000 on the sale of the MFA business, while the rest was attributable to further increases in raw material and energy costs and lower selling prices.

Sales of vitamin E, B-complex vitamins, enzymes, dextromethorphan (cough suppressant) and our Parsol 1789 sunscreen agent showed healthy volume growth; however, some products experienced continued price erosion. Products launched over the last two years posted good growth and now account for over 3% of sales.

Sales in Europe were adversely affected by the BSE problem and outbreaks of foot and mouth disease. A Europe-wide restructuring of marketing operations enabled the division to reduce costs and increase efficiency. In North America sales were up significantly

from the previous year, despite stagnating demand for dietary supplements. Overall, sales growth in Latin America was good, thanks to our strong position in aquaculture and robust increases in vitamin premix sales to the feed and food industries. In the Asia–Pacific region strong volume gains largely offset revenue losses due to the weak yen. In China outbreaks of chicken flu, combined with high grain prices as a result of a severe drought, had a negative impact on sales in the animal nutrition segment.

Total divisional sales 1997–2001 in millions of CHF


6,000
5,000
4,000
3,000
2,000
1,000
0
3,803
3,630
3,727
3,605
3,540
| 97
| 98
| 99[1]
| 00[1]
| 01

1) On an adjusted basis.

The division competes in an environment shaped by increasing industrial consolidation among competing suppliers, vertical integration and globalisation among customers and the effects of mounting political and economic uncertainty on consumer behaviour. This is putting pressure on global customers' prices, which they in turn attempt to shift to their suppliers.

Fuelling growth through research and development. The division has focused its research and development efforts on four priorities:

New technologies are being implemented to optimise production. At the new vitamin E plant in Sisseln (Switzerland), for example, processes are being employed which improve yields while substantially reducing by-product waste and air and water emissions.

The rollout of new products for all customer segments is part of the division's growth strategy. In the food and pharmaceuticals segments we are focusing on natural products, like EGCG (epigallocatechin gallate), which are part of the human food chain. EGCG is a constituent of green tea believed to have benefits in preventing cardiovascular disease.

Efforts to develop new applications for established products include collaborations with academic research institutes. One focus of research is the role of vitamin K_1 in reducing the risk of osteoporosis.

Finally, formulation development groups are using advanced technologies and new raw materials to deliver products with even stronger differentiating benefits to the marketplace.

Strategic investments in the future. In 2001 the division once again made substantial strategic investments to secure its long-term cost leadership. Investments in property, plant and equipment totalled 284 million Swiss francs.

In Sisseln construction began on the world's largest, most advanced production facility for vitamin E. The plant will be operational in late 2003 and have an annual capacity of 25,000 tonnes. Complementing this investment, capacity was expanded at the plant for vitamin E intermedi-

ates in Lalden (Switzerland) to ensure adequate supplies to Sisseln after the facility comes on stream.

Work was completed in 2001 on the first part of a multi-phase project to expand the vitamin C facility in Dalry (Scotland). Not only was manufacturing capacity increased, but the plant was also technologically upgraded, reducing the environmental impact of operations there. Future project phases will expand capacity further, while substantially decreasing manufacturing costs.

The manufacturing scheme employed at the biotin plant in Grenzach (Germany) was modified to meet a sharp upsurge in demand in 2001. Also in Grenzach, a new production facility for vitamin B_2 completed its start-up phase and became fully operational.

The division opened a new citric acid plant in Wuxi (China) capable of producing 40,000 tonnes annually; the long-term goal is to become the number one supplier of this product.

Outlook. Looking to the long term, the relevant market for the Vitamins and Fine Chemicals Division is projected to show a steady volume growth rate of 3% to 5%, though growth was lower this year owing to the economic slowdown. The division's objective is to continue growing faster than the market.

The division has implemented further measures to maintain its profitability despite the margin pressures characterising the current market. A number of programmes are in place to achieve additional savings, particularly in purchasing and production.

One long-term goal is to develop and deploy innovative, optimised manufacturing processes that will halve production costs of our key vitamins within the next 10 years. Roughly 50% of the division's research and development budget will be used for this purpose.

In 2002 the Vitamins and Fine Chemicals Division expects sales growth to be in the low single-digit range, as it continues to operate in a difficult economic environment. Our goal is to stabilise the division's operating and EBITDA margins, despite continued pricing pressures, by focusing on profitable markets and products and continually improving our productivity.

Sales by region


Asia-Pacific 18%
Europe and Africa 38%
North and South America 44%

Sales by customer segment


Food 23%
Cosmetics 5%
Pharmaceuticals 18%
Animal feeds 54%

In November and December 2001 the European Commission imposed fines totalling 525 million euros (778 million Swiss francs) in the vitamin case. Adequate provisions for this amount had already been recorded. The Group has assessed the adequacy of its remaining provisions for the vitamin case as at 31 December 2001. Additional provisions of 760 million Swiss francs have been recorded to cover potential liabilities arising from customer lawsuits in the United States. This amount is based on the assumption that outstanding litigation will be resolved on terms similar to the settlements already reached in individual civil suits. Roche is currently reviewing strategic options outside the Group for the Vitamins and Fine Chemicals Division.







The aim of an integrated diagnosis–therapy approach is to optimise treatment. With an HER2 gene test, doctors can determine which patients will benefit from treatment with the breast cancer drug Herceptin before writing a prescription.

Our goal is to develop integrated healthcare solutions that go far beyond today's diagnostic and therapeutic possibilities – solutions that will make it possible to detect predispositions and very early-stage disease and stop them from progressing. In addition, this approach promises fine-tuned, individualised treatment and precise treatment monitoring.

Actionable Health Information

Thanks to its strong presence in pharmaceuticals and diagnostics, Roche is in a powerful position to develop individualised diagnosis and therapy solutions. Since the first disease management projects focusing mainly on viral diseases (HIV and hepatitis C) were initiated between 1996 and 1998, Roche has developed innovative programmes for a variety of clinical conditions.

In 2001, as part of our ongoing efforts to help meet the challenges facing modern medicine, the Integrated Cancer Care Unit was set up to speed the development of novel cancer care solutions. In addition, a cross-divisional committee was established to coordinate activities in genetics and promote knowledge transfer and development in this promising field.



Particularly in the field of oncology we are pioneering ways to combine diagnostics and therapeutics for the benefit of patients. In future early detection of disease, selection of the best medication for each patient and accurate treatment monitoring will optimise therapeutic outcomes.

Heino von Prondzynski, Head of the Diagnostics Division

Integrating for innovation and cost-efficiency. Our aim is to provide integrated healthcare solutions. In order to do this, we are developing innovative diagnostic techniques that extend the therapeutic applications of our pharmaceuticals – for example, by making it possible to diagnose diseases earlier or helping to identify predispositions to disease. If predispositions or early-stage disease can be detected, individuals can be counselled regarding preventive measures, such as modifying their lifestyle or diet. More sensitive diagnostic techniques are now also making it possible to monitor the progression of certain diseases or start treatment earlier. In addition, better pre-treatment selection will improve therapeutic outcomes by identifying those patients who are most likely to benefit from a particular treatment.

In the medium term new technologies spawned by genomics (and which are already being applied in gene-based testing and pharmacogenomic analysis) will lead to treatments that can be customised to patients' individual needs. Integrated healthcare solutions and tailor-made medicines will not only benefit patients, they will also help to ensure optimum use of the funds available for healthcare.

First results. Continuing Roche's strategy of firmly embedding the integrated healthcare concept in its operating divisions, in 2001 Roche Diagnostics created the Integrated Cancer Care Unit. Its task is to provide new diagnostic tests that will enable early cancer detection, assure delivery of the right drug to the right patient and permit monitoring for optimal outcomes. To further strengthen the Integrated Cancer Care Unit's capabilities, Roche Diagnostics will seek collaborations and alliances with other companies and academic institutions to find novel diagnostic marker and technology strategies and develop new clinical validation concepts.

Here are some of the results of ongoing implementation of programmes during 2001:

The Amplicor HCV Monitor test can be used to optimise treatment of hepatitis C with Pegasys in combination with ribavirin. A large-scale clinical trial has confirmed that this highly sensitive and reliable test is capable of measuring patients' response to therapy soon after it is started, making it possible to predict treatment outcomes and adjust therapy to patients' individual needs.

In CancerCare the launch of Herceptin has led to growing demand for tests to detect for overexpression of HER2. The availability of specific diagnostic tests has now made it possible to establish standards for targeted treatment of breast cancer patients with Herceptin.

In CardioCare a diagnostic test for early identification of patients at risk of developing heart failure (NT-proBNP) has been launched as a routine test on the Elecsys system. The test makes it easier for doctors to determine a patient's prognosis and also allows them to monitor treatment with drugs such as Dilatrend and Torem.

Other potential synergies between diagnostics and therapeutics are currently being evaluated in a number of areas, including the use of NeoRecormon and Bondronat in oncology, CellCept in transplantation medicine and Mabthera in rheumatoid arthritis.

In addition to its existing programmes – HIVResistance, HepCare, CMVCare, CardioCare, OsteoCare and CancerCare – Roche is expanding its focus on diseases of the central nervous system (Alzheimer's disease, depression) and inflammatory conditions.

Cross-divisional programme in applied genomics. In recent years Roche has increasingly focused on developing its competitive advantage in the areas of genetics and genomics by bringing together the strengths of its Pharmaceuticals and Diagnostics divisions. Accordingly, in autumn 2001 we set up the Joint Program in Applied Genomics as a common coordinating framework for both divisions' research activities in these disciplines. The aim is to promote development of a cross-divisional culture focused on knowledge-sharing and creating opportunities through intensive collaborative efforts. Given both divisions' established expertise in type 2 diabetes and oncology, these two areas were selected as the initial focus of support, and dedicated working groups have been set up.

In October Roche dedicated a new research centre in Penzberg (Germany), underscoring Penzberg's importance as a research, development and production site for both the Pharmaceuticals and Diagnostics Divisions. The new centre will concentrate on cancer research and diagnostics R&D, as well as undertaking projects flowing from Roche's vision of integrated healthcare solutions.

New paradigm in medicine


Predisposition
Targeted Screening
Prevention
Diagnosis
Therapy
Monitoring



Roche has set itself high standards for health, safety and environmental protection. All of our employees help to ensure the long-term compatibility of our activities with human health and the environment worldwide.



Roche

For Roche, sustainability means operating our businesses in a socially and environmentally responsible way. Our aim is to meet the needs of the present without compromising the quality of life of future generations.



People and the Environment

Modern, globally active companies face social and ecological challenges in addition to the demands of the marketplace. As a good corporate citizen, Roche is helping to find solutions.

Our Company has a special responsibility towards its employees. This is particularly true when difficult decisions have to be made to strengthen our long-term competitiveness, as was the case last year in the Pharmaceuticals Division.

Sustainability is at the centre of our environmental protection activities. In recognition of this commitment Roche was selected for membership of the Dow Jones Sustainability World Indexes in 2001.

Roche takes its corporate social responsibility seriously and is involved in a wide range of community programmes. In 2001 the main focus of our initiatives was on the problem of HIV/AIDS in developing countries.

Human Resources



Buonas is a visible sign of the great importance Roche attaches to employee development. This new training and conference centre will help promote more intensive networking and communication in the Group worldwide.

Daniel Villiger, Head of Corporate Services

'Re-shaping for Future Growth'. At the end of 2001 the Roche Group employed 63,717 people worldwide, 1,041 less than the year before. As a result of this decrease and the spin-off of Givaudan in 2000, the cost of wages, salaries, social security costs and employee benefits declined by 167 million Swiss francs to 7,416 million Swiss francs.

The 1.6% decrease in headcount was mainly due to the Pharmaceuticals Division's 'Re-shaping for Future Growth' initiative, launched in spring 2001. Up to the end of the year a total of 2,426 positions were cut worldwide, primarily at our Nutley (USA), Welwyn (UK), Basel (Switzerland) and Palo Alto (USA) sites. In close cooperation with employee organisations, socially compatible solutions conforming to local legal requirements and practices were found for all affected employees. In all, some 3000 positions are to be eliminated by the end of 2003 under the restructuring programme.

Headcount in the Diagnostics Division rose in line with the division's very good business growth.

Wide range of training and development opportunities. Qualified, motivated employees are a decisive factor for achieving our strategic business objectives. Roche offers its employees world-class personal and professional development opportunities, designed to enhance both professional and interpersonal skills. We attach particular importance to preparing people for international leadership roles and complex project management tasks.

At Group level several hundred senior managers have now completed a two-part programme, run in cooperation with London Business School, which is designed to develop leadership skills. A similar programme was initiated in the Pharmaceuticals Division in 2001 and is now being rolled out. Several thousand Pharmaceuticals personnel around the world will receive training under this programme. The Diagnostics and the Vitamins and Fine Chemicals Divisions have their own special management development programmes in place.

Construction of Roche Forum Buonas, our new senior management training and conference centre located on the Buonas Peninsula in the canton of Zug (Switzerland) is progressing very smoothly. It will open on schedule in spring 2002. The centre will provide executives from throughout the Roche Group with an attractive facility comprising a conference and seminar wing, dining rooms and accommodation in a beautiful setting.

Headcount by division at year end

	2001	2000	change	% change
Pharmaceuticals	39,492	41,409	-1,917	-5
Diagnostics	16,345	15,631	714	5
Vitamins and Fine Chemicals	7,494	7,257	237	3
Others	386	461	-75	-16
Roche Group	63,717	64,758	-1,041	-2

Headcount by region at year end

	2001	2000	change	% change
Europe	31,848	32,533	-685	-2
- Switzerland	8,266	8,659	-393	-5
North America	17,359	17,682	-323	-2
Latin America	5,655	5,857	-202	-3
Asia	7,133	6,908	225	3
Africa, Australia, Oceania	1,722	1,778	-56	-3
Total	63,717	64,758	-1,041	-2

Performance-based compensation extended. Now in its third year of implementation, individualised, performance-based compensation has become an established part of the Roche corporate culture. All divisions continued to rely more and more heavily on compensation models that reward individual achievement and promote entrepreneurial thinking. The compensation of top executives depends to a considerable extent on individual performance, their divisions' and the Group's results.

In 2001 a total of 523 management personnel participated in a stock option programme and were awarded some 5,170,000 options on Roche non-voting equity securities *(Genussscheine)*, priced at 2.49 Swiss francs each. The underlying non-voting equity securities required for this programme were bought on the stock market, and the programme thus does not result in a dilution of the value of Roche securities. Roche subsidiaries operate additional bonus plans and



stock option programmes based on Roche non-voting equity securities, none of which results in a dilution of the value of Roche securities.

Roche wants to give both managers and non-managerial staff more opportunity to participate in the Group's success. For this reason we are currently considering ways of extending performance-based executive compensation and introducing a scheme that would enable all employees to acquire Roche non-voting equity securities on preferential terms from 2002 on.

Behaviour in business. As a Group that operates around the globe, Roche is committed to observing high ethical standards in all of its business dealings. The company and all employees are bound by the Roche Corporate Principles and local, national and international laws. Further business integrity workshops were conducted in 2001, continuing a programme designed to explain the company's ethical standards and impart rules for behaviour in business that enable Roche employees to perform their tasks in a way that is above reproach. To date, over 8,000 employees have completed workshops in this area. In 2001 the focus was on integrity in business transactions. The aim was to communicate concepts of ethical practice that are equally valid for all Roche companies and employees and to define, and thus prevent, potential unacceptable practices which could compromise our corporate integrity.

Safety and Environmental Protection



Roche's safety and environmental protection policies are based on the principle of sustainable development.

Hans Künzi, Head of Corporate Safety and Environmental Protection

Sustainability. As a globally active healthcare group, Roche is committed to putting the principle of sustainable development into practice responsibly and appropriately. In doing so, we are conscious of the dynamic interdependence of economic, environmental and social factors. Roche abides by its own corporate health, safety and environmental protection (S&E) standards and the guidelines of the International Council of Chemical Associations (ICCA) and the chemical industry's worldwide Responsible Care programme. In particular, we subscribe to the precautionary principle, the polluter-pays principle and the principle of eco-efficiency.

Roche remains committed to increasing eco-efficiency by reducing energy consumption and associated CO_2 emissions and implementing process optimisations. In recognition of its sustainability performance in 2001, Roche was included in several 'green' investment funds and became a member of the Dow Jones Sustainability World Indexes.

S&E expenditure in 2001 amounted to 554 million Swiss francs, or 1.9% of sales, with integrated S&E controls again the main investment focus.

Accidents and incidents. As in previous years, there was no major incident at a Group facility in 2001 and the number of incidents again declined. However, three employees were injured in an explosion at a company plant in Germany. The rate of occupational accidents increased due to several prolonged accident-related absences, but the number of accidents continued to decline. This improved performance is due in no small part to our uncompromising commitment to training and development activities for S&E officers and other employees. One example of this was an S&E workshop conducted in 2001 for experts from throughout

Safety and environmental protection expenditure in millions of CHF

	2001	2000
Investment	168	165
Operating costs	386	368
Total expenditure	554	533

the Roche Group, entitled Towards Sustainability. The main topics were resource conservation, energy savings and reduction of CO_2 emissions.

In 2001 38 S&E audits were performed in 16 countries. The results confirmed that high standards of safety and environmental protection are met throughout the Group. Particular attention was paid in this year's audits to occupational health and safety in the workplace.

2001 also saw the start of a number of initiatives as part of the Responsible Care programme, including special campaigns for accident prevention, warehouse safety and coordination with contractors.

Environmental protection. Further advances in energy conservation were achieved thanks to campaigns throughout the Group. Despite a slight rise in production output in chemical manufacturing, which is particularly energy- and material-intensive, total energy consumption at Group facilities was reduced by around 3.6%. Increased use of fuels such as oil and coal resulted in higher emissions of CO_2, sulfur dioxide and nitrogen oxides, however. By contrast, overall emissions of volatile organic compounds (VOCs) from Group facilities remained low. Total chemical waste was up slightly as a result of the higher production output. Our efforts to steadily increase the eco-efficiency of our manufacturing processes and reduce chemical waste are continuing undiminished, however. At one of our plants in Scotland, for example, a switch from a conventional chemical process to one based on biotechnology eliminated an environmentally problematic chlorinated hydrocarbon, a by-product of the old process.

Over the last ten years consumption at Roche facilities of substances that deplete the ozone layer has been reduced by 65%. By replacing halogenated hydrocarbons with other substances or alternative technical solutions, we are helping to protect the ozone layer and reduce global warming.

Environmental stewardship. Roche remains actively involved in national and international organisations working to improve the safe management of chemicals, such as the SGCI, OECD, ICCA and CEFIC. Last year Roche completed testing of four high production volume chemicals, part of its contribution to programmes designed to evaluate the environmental impact and improve our knowledge of substances used worldwide in large quantities. Roche experts are currently evaluating another five substances. The Group is also a major contributor to the international chemical industry's Long-range Research Initiative, which aims to increase understanding of the ways in which chemicals interact with the human body, animals and the environment.

Social Involvement

Social involvement has a long tradition at Roche. We honour our responsibilities to society by playing an active role in many different areas, from humanitarian aid and education and awareness-raising campaigns on health issues to environmental stewardship and support for the arts. As a healthcare company, Roche can make a special contribution in the fight to promote health and overcome disease. In 2001 our social initiatives focused particularly on the problem of HIV/AIDS in developing countries.

The global fight against HIV/AIDS. One of the greatest challenges posed by HIV/AIDS is the devastation it is causing in much of Africa and in the world's least developed countries. As any number of studies and project analyses have shown, people living with HIV in these countries face major obstacles limiting access to care. The dissemination and sharing of knowledge at all levels is critical for preventing and managing HIV infection and disease. In developing countries



We recognise that our industry has responsibilities to society that go beyond developing new medications. For years now, Roche has been cooperating with international organisations in programmes to combat the problems caused by HIV in countries of the Third World.

Franz B. Humer, Chairman of the Board of Directors and CEO

Our commitment to research on HIV/AIDS

HIV is a relentless adversary, and new treatments with new mechanisms of action are urgently needed to fight multi-resistant strains of the virus. By 1986 Roche was already involved in the search for anti-HIV medicines, and since then the Group has made major contributions to advancing the treatment and diagnosis of HIV infection and AIDS. Roche continues to invest substantial amounts of money and scientific manpower in discovering and developing new anti-HIV medicines. Without patents, which allow us to recoup the enormous costs involved, research could not continue. Among the new drugs being investigated for HIV, the fusion inhibitors that Roche is co-developing with Trimeris are currently the furthest along in clinical trials. They represent a new approach to fighting the virus, offering hope for the growing number of HIV-infected patients who no longer respond to existing drugs.

around the globe Roche is doing its part in the fight against HIV/AIDS by supporting numerous projects which help HIV patients and people whose lives are indirectly affected by the pandemic.

Expanded access and price discounts. Roche is a founding member of the Accelerating Access Initiative (AAI), a collaborative project launched in 2000 by a number of UN organisations, including the World Bank, the World Health Organization (WHO), UNAIDS and the United Nations Children's Fund (UNICEF), in partnership with governments and industry. One of the main objectives of the initiative is to find practical ways for participants to work together more closely on improving access to care and treatment for people with HIV and AIDS in developing countries.

Although price reductions alone are not enough to improve access to care, Roche supplies discounted anti-HIV medicines to countries in sub-Saharan Africa and the many nations designated by the UN as least developed countries. We feel we have a duty not to profit from the sale of medicines for HIV/AIDS in these countries.

The partnership principle. Commitment and cooperation are essential for making access programmes in the developing world a success. The following are just two of the many projects supported worldwide by Roche's BlueSky initiatives to help people infected with HIV and the indirect victims of HIV and AIDS.

In partnership with PharmAccess International, Roche is working to create some of the basic conditions necessary for comprehensive HIV care in Africa. We are providing controlled, sustainable assistance by focusing on building and improving local medical infrastructures. Launched in early 2001, this pilot project is aimed at improving treatment access for people with HIV in Kenya, Uganda, Côte d'Ivoire and Senegal. Supplies of the latest medicines for HIV and opportunistic infections, training programmes for health professionals and patient education are key elements of this partnering initiative, which is fully funded by Roche. With local funding and financial support from the international community, this initiative could ultimately be expanded to reach far more people.

In Thailand Roche is participating in an international collaborative programme aimed specifically at developing sustainable solutions that will make a real difference for people living with HIV. The programme is investigating the efficacy and safety of various anti-HIV treatment regimens in Thai patients under local conditions. Thanks to support from compa-

nies like Roche, medicines are available at no cost to study participants, who continue to receive the most effective anti-HIV treatment once a study has been completed.



SIGHT AND LIFE

SIGHT AND LIFE is a non-profit humanitarian programme founded and funded by Roche to support the fight against vitamin A deficiency in developing countries. An estimated 200–300 million children under the age of five are at risk of developing this condition. Each year half a million young children with vitamin A deficiency go blind, and the majority of them die of complications within a year. Not only is vitamin A important for healthy vision, it is also needed for normal growth and plays a key role in regulating cell division and building resistance to infection.

In 2001 the Task Force SIGHT AND LIFE supported several hundred projects in Africa, Asia and Latin America. These included technical assistance projects and support for scientific research. Efforts during the year focused on developing technical aids and instruction materials for medical and paramedical training programmes. Vitamin A capsules were distributed to millions of people free of charge. The capsules, which are manufactured especially for SIGHT AND LIFE, are used primarily in prevention programmes, but are also very useful in treating acute vitamin A deficiency.

Finance

After a slow start Roche has significantly improved the performance of the underlying operating business in 2001 as a result of a strong sales growth in Pharmaceuticals and faster than expected cost savings from the restructuring programme 'Re-shaping for Future Growth'. Thus the programme has achieved payback within one year. The operating profit margin of the underlying Pharmaceuticals business improved by 1.2 percentage points to 19.6% and is now close to the targeted range of 20–25%. Diagnostics continued to grow at double-digit rates and improved profitability further. For our treasury operations 2001 was a difficult year. The decline in world stock markets has led to a reduced financial result. Once again Roche produced a strong positive cash flow from operating activities and remains solidly financed.

Financial Review

Highlights in millions of CHF

	Figures reported in the financial statements 2001	2000	% change	Figures reported on an adjusted basis 2001	2000	% change
Sales	29,163	28,672	+2	29,163	27,543	+6
EBITDA	6,438	11,126	–42	7,788	7,068	+10
Operating profit	3,247	7,131	–54	4,784	4,301	+11
Net income	3,697	8,647	–57	4,799	5,014	–4

In 2001 Roche achieved a reported net income of 3.7 billion Swiss francs, a decrease of 57% from the previous year. This decrease is almost entirely due to special items such as 777 million Swiss francs of Pharmaceuticals Division restructuring costs and 760 million Swiss francs of expenses for the vitamin case and the non-recurrence of the 3.9 billion Swiss franc pre-tax gain on the sale of Genentech shares in 2000. The underlying 2001 operating results show continued improvement, with increased sales in Pharmaceuticals and Diagnostics and an improved on-going cost structure. Operating profit on an adjusted basis, which excludes the effects of the special items, has increased by 11% to 4.8 billion Swiss francs. Adjusted net income is down by 4% to 4.8 billion Swiss francs, as the improved operating performance is offset by the reduced financial result and increased tax expenses. To further improve the transparency of the Group's results, the financial statements include additional disclosures, with a breakdown of the Pharmaceuticals Division into Roche prescription, Genentech prescription and OTC, and a more detailed split of financial income.

Cash flows from operating activities were 5.1 billion Swiss francs, of which 800 million Swiss francs was used in financing activities to reduce debt, and 3.7 billion Swiss francs reinvested into marketable securities. Net liquidity has increased by 100 million Swiss francs to 5.3 billion Swiss francs.



With our liquid funds and the on-going cash flow generation we will support the strengthening of Roche as a unique healthcare company on two high-tech pillars.

Erich Hunziker, Chief Financial Officer

Income statement in millions of CHF

	Figures reported in the financial statements 2001	2000	% change	Figures reported on an adjusted basis 2001	2000	% change
Sales	29,163	28,672	+2	29,163	27,543	+6
Cost of sales	(8,339)	(9,163)	-9	(8,339)	(8,445)	-1
Gross profit	20,824	19,509	+7	20,824	19,098	+9
Marketing and distribution	(8,452)	(8,746)	-3	(8,452)	(8,507)	-1
Research and development	(3,893)	(3,950)	-1	(3,893)	(3,919)	-1
Administration	(1,219)	(1,242)	-2	(1,219)	(1,201)	+1
Amortisation of intangible assets	(1,553)	(1,474)	+5	(1,553)	(1,439)	+8
Impairment of long-term assets	(18)	(1,147)	-98	(18)	14	-
Pharmaceuticals Division restructuring						
- impairment of long-term assets	(187)	-	-	-	-	-
- other restructuring costs	(590)	-	-	-	-	-
Other operating income (expense), net	(905)	232	-	(905)	255	-
Gain from sales of Genentech shares	-	3,949	-	-	-	-
Vitamin case	(760)	-	-	-	-	-
Operating profit	3,247	7,131	-54	4,784	4,301	+11
Financial income (expense), net	1,515	2,337	-35	1,515	1,723	-12
Profit before taxes	4,762	9,468	-50	6,299	6,024	+5
Income taxes	(1,038)	(2,272)	-54	(1,473)	(1,026)	+44
Profit after taxes	3,724	7,196	-48	4,826	4,998	-3
Changes in accounting policies	-	1,395	-	-	-	-
Income applicable to minority interests	(34)	33	-	(34)	(7)	+386
Share of result of associated companies	7	23	-70	7	23	-70
Net income	3,697	8,647	-57	4,799	5,014	-4
Diluted earnings per share and non-voting equity security (CHF)	4.37	10.24		5.66	5.96	

The adjusted figures, which are used in the internal management of the Roche Group, represent the results of the Group's underlying on-going operations. They exclude special items and include only the continuing businesses. See pages 74–75 for a full description and reconciliation.

Results reported in the Consolidated Financial Statements in millions of CHF

Operating profit : decrease of 54% due to impact of special items

Operating profit decreased by 54% to 3.2 billion Swiss francs. The 2000 operating result includes six months of the results of the Fragrances and Flavours Division, and in addition net operating income of 2.6 billion Swiss francs arising from special items, notably the 3.9 billion Swiss franc gain on the sale of Genentech shares and a 1.2 billion Swiss franc impairment charge arising from a change in accounting policy (see table on page 75). Operating profit in 2001 includes net operating expenses of 1.5 billion for the Pharmaceuticals Division restructuring and the vitamin case. Excluding these items, operating profit increased by 11% to 4.8 billion Swiss francs, which is discussed below in the commentary on the adjusted results.

Pharmaceuticals Division restructuring: Non-recurring costs of 777 million Swiss francs were incurred in 2001 due to the implementation of the Pharmaceuticals Division's 'Re-shaping for Future Growth' programme. As previously indicated the total restructuring costs are estimated at approximately 1 billion Swiss francs, of which approximately 35% are non-cash impairment charges. The programme has already led to significant improvements in the cost structure, as described below.

Vitamin case: Based on the development of the litigation and recent settlement negotiations, mainly in the United States, the Group has recorded additional provisions of 760 million Swiss francs. This amount reflects the terms of the settlements achieved recently in a number of individual civil cases. As the litigation is in process and as new litigation may arise it is possible that the final obligation may be different from this.

Net income: decrease of 57% due to impact of special items

The same factors that cause the decrease in operating profit lead to the large decrease in net income. In addition, financial income in 2000 includes gains of 660 million Swiss francs arising from the part disposal of an associated company and income taxes includes the tax effects of the various special items. There was also a one-time gain in 2000 arising from changes in accounting policies. Excluding these items, net income decreased by 4% to 4.8 billion Swiss francs, which is discussed below in the commentary on the adjusted results.

Results on an adjusted basis in millions of CHF

Sales: increased sales, with double-digit growth in Diagnostics

Excluding the Fragrances and Flavours Division, which was spun off in mid-2000, adjusted sales increased by 6%. Pharmaceuticals sales grew by 6%, with a particularly good performance from new products such as Mabthera/Rituxan, Herceptin and Xeloda. There were robust sales from longer-established products such as CellCept. Kytril, which was acquired at the end of 2000, contributed sales which offset the impacts of the patent expiry on Versed/Dormicum and the delisting of Draganon in Japan. Diagnostics once again showed strong double-digit sales growth driven by Molecular Diagnostics and Diabetes Care. The relative fall in sales in Vitamins and Fine Chemicals is due to the inclusion of the medicinal feed additives (MFA) products, which were sold in May 2000, in the comparative figure. Excluding MFA, sales increased due to increased volume.

Sales

	2001	2000	% change (CHF)	% change (local currencies)
Pharmaceuticals	18,723	17,686	+6	+8
Diagnostics	6,900	6,252	+10	+14
Vitamins and Fine Chemicals[a, b]	3,540	3,605	–2	0
Sales (adjusted basis)	29,163	27,543	+6	+8
Fragrances and Flavours	–	1,163	–	–
Reclassification[a]	–	(34)	–	–
Total sales	29,163	28,672	+2	+4

a) Vitamins and Fine Chemicals Division sales in 2000 are adjusted to include the reclassification of 34 million Swiss francs of sales to the Fragrances and Flavours Division in the first half of 2000, prior to its spin-off.

b) Vitamins and Fine Chemicals Division sales in 2000 include sales of medicinal feed additives (MFA) products up to the date of their disposal in May 2000. Excluding MFA, 2001 Vitamins and Fine Chemicals sales increased by 3% in local currencies and 1% in CHF.

Operating profit: increase of 11% from on-going operations

Operating profit increased by 11% to 4.8 billion Swiss francs on an adjusted basis, which excludes Fragrances and Flavours in 2000 and other special items (see table on page 75). The increase was primarily driven by the sales growth and a significantly improved cost structure as a result of the 'Re-shaping for Future Growth' initiative. The operating profit as a percentage of sales improved by 0.8 percentage points to 16.4%. This result was achieved in spite of the 2000 result including 600 million Swiss francs of gains on continuing product portfolio and asset realignments in respect of the sale of North American rights to Coreg and the MFA products, which did not reoccur in 2001.

Gross profit: Increase of 9% to 20.8 billion Swiss francs, with the gross profit margin improved by 2.1 percentage points to 71.4%. This reflects particularly strong growth in high-margin Pharmaceuticals products and Diagnostics business areas, productivity improvements in all divisions and the effects of the Pharmaceuticals Division's 'Re-shaping for Future Growth' initiative. This improvement was achieved in spite of continued pressure on prices, in particular for Vitamins and Fine Chemicals, and a new generation of products in Diagnostics with increased production and service costs.

Marketing and distribution: Decrease of 1% to 8.5 billion Swiss francs over the full year, after a rise of 2% in the first half of the year. This is due to the beneficial effects of the 'Re-shaping for Future Growth' initiative allowing a more focused spend on growth areas, whilst increasing support for the key growth drivers and supporting new product launches in Pharmaceuticals and in Diagnostics. Marketing and distribution as a percentage of sales fell by 1.9 percentage points.

Research and development: Decrease of 1% to 3.9 billion Swiss francs. Growth of research and development expenses in Genentech and Diagnostics to support the strong research and development pipeline, new strategic alliances, collaborations and in-licensing agreements was offset by reduced expenditure in Roche prescription. This reflects an even more intensive review of the development portfolio and the impacts of the 'Re-shaping for Future Growth' initiative. Research and development costs as a percentage of sales on Group level declined from 14% to 13%. For Pharmaceuticals, which accounts for more than 80% of the Group's research and development expenses, they decreased from 18% to 17%.

Administration: Increase of 1% to 1.2 billion Swiss francs, well below the sales growth as a result of continuous efficiency improvements and the impacts of the 'Re-shaping for Future Growth' initiative.

Amortisation of intangible assets: Amortisation expenses increased by 8% due to the additional amortisation following the acquisition of Kytril in December 2000. Roche's amortisation charge, currently more than 5% of sales, continues to be significantly higher than the industry average. This is primarily due to the goodwill arising from growth through acquisitions and by the accounting treatment of these acquisitions under International Accounting Standards.

Impairment of long-term assets: Excluding impairment entries recorded arising from the implementation of the 'Re-shaping for Future Growth' programme, there were no significant impairment entries in 2001.

Other operating income (expense), net: A swing of approximately 1.2 billion Swiss francs from an income in 2000 of 300 million Swiss francs to an expense in 2001 of 900 million Swiss francs. The major factors in 2001 were increased net royalty expenses, in particular in Diagnostics, and exchange losses on receivables due to the devaluation of the Turkish, Brazilian and Argentine currencies. In addition, the 2000 figures include approximately 600 million Swiss francs gains from the on-going realignments of the product portfolio.

Financial income

As anticipated, net financial income of 1.5 billion Swiss francs is at a similar level as the half-year. The decline in world markets in 2001 has had a negative impact on the Group's financial income for the period. Despite this the Group has generated sufficient financial income to more than cover the Group's financial expenses, which consist mainly of interest costs.

Net income from equity investments was 2.3 billion Swiss francs, which includes a 1.2 billion Swiss franc gain on the sale of LabCorp shares in June. This is a decline compared to 2000 reflecting the more difficult market conditions. Interest expense was 1.4 billion Swiss francs, which is broadly at the same level as the previous year. Interest expense, particularly amortisation of debt discount, tends to be less volatile than some of the other elements of net financial income.

In order to increase the transparency of the Group's financial result the information about the composition of net financial income in Note 10 to the Consolidated Financial Statements has been expanded.

Income taxes: increase in effective tax rate

Operating income now makes up a considerably higher proportion of pre-tax income than has been the case in previous years. This leads to an increase in the Group's effective tax rate, as operating income typically occurs in jurisdictions with higher tax rates when compared to financial income. Furthermore, the financial income includes the gain on the sale of LabCorp shares which was taxable in the United States. Consequently, although adjusted pre-tax income in 2001 is 5% higher than in 2000, the 2001 tax charge is 44% higher.

Associated companies and minority interests

These currently do not have a significant impact on the Group results. The expense from minority interest continues to increase, as the overall contribution of Genentech to net income increases. Income from associated companies consists mainly of the income from LabCorp for the period prior to June 2001, during which time it was accounted for as an associated company. The remaining associated companies have a relatively minor effect.

Net income: decrease of 4%

On an adjusted basis net income is 4% lower at 4.8 billion Swiss francs, with the 11% increase in operating profit being more than off-set by a slightly lower financial income and a proportionately higher tax charge.

Divisional results (on an adjusted basis) in millions of CHF

2001	Divisional sales to third parties	EBITDA	EBITDA as % of sales	Operating profit	Operating profit as % of sales
Pharmaceuticals	18,723	5,603	29.9	3,674	19.6
of which					
Total prescription	17,062	5,256	30.8	3,389	19.9
- Roche prescription	14,196	4,290	30.2	3,318	23.4
- Genentech prescription	2,866	966	33.7	71	2.5
OTC	1,661	347	20.9	285	17.2
Diagnostics	6,900	1,833	26.6	993	14.4
Vitamins and Fine Chemicals	3,540	577	16.3	346	9.8
Other	–	(225)	–	(229)	–
Group total	29,163	7,788	26.7	4,784	16.4
2000					
Pharmaceuticals	17,686	4,970	28.1	3,249	18.4
of which					
Total prescription	15,992	4,638	29.0	2,989	18.7
- Roche prescription	13,910	3,941	28.3	3,185	22.9
- Genentech prescription	2,082	697	33.5	(196)	(9.4)
OTC	1,694	332	19.6	260	15.3
Diagnostics	6,252	1,639	26.2	822	13.1
Vitamins and Fine Chemicals	3,605	719	19.9	494	13.7
Other	–	(260)	–	(264)	–
Group total	27,543	7,068	25.7	4,301	15.6

- The adjusted figures, which are used in the internal management of the Roche Group, represent the results of the Group's underlying on-going operations. They exclude special items and include only the continuing businesses. See pages 74–75 for a full description and reconciliation.
- EBITDA: Earnings before interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before depreciation and amortisation, including impairment.

Pharmaceuticals: improved margins

Pharmaceuticals sales in local currencies increased by 8%, with particularly strong sales of oncology products and CellCept. Pharmaceuticals operating profit grew by 13% to 3.7 billion Swiss francs due to higher sales, as well as a considerably improved cost structure as a result of the 'Re-shaping for Future Growth' initiative. The EBITDA of the Pharmaceuticals Division also increased by 13%. The operating profit margin improved by 1.2 percentage points to 19.6% and the EBITDA margin by 1.8 percentage points to 29.9%.

The 'Re-shaping for Future Growth' initiative is progressing faster than expected. The cost savings in 2001 are estimated in the order of 600 million Swiss francs. The full effect of the measures, with annual cost savings of approximately 700 million Swiss francs, will be realised from 2002. Restructuring costs of 777 million Swiss francs have been recognised in the financial statements, which comprise employee costs of 528 million Swiss francs, impairment charges related to the closure of certain operations of 187 million Swiss francs, and some other costs. The total restructuring costs are estimated at approximately 1 billion Swiss francs, of which approximately 35% are non-cash impairment charges. To enhance comparability the restructuring costs have been excluded from the adjusted results.

Total prescription: Prescription drug sales (Roche and Genentech) increased by 9% in local currencies and 7% in Swiss francs to 17 billion Swiss francs. Operating profit was 13% higher and operating margin improved to 19.9% of sales from 18.7% in 2000.

Roche prescription sales rose by 5% in local currencies and 2% in Swiss francs. Operating profit was 4% higher. The main positive factors were higher sales and the favourable impacts of the 'Re-shaping for Future Growth' initiative with a considerably improved cost structure. These more than off-set the additional amortisation following the acquisition of Kytril and the 563 million Swiss francs gain on the sale of the North American rights to Coreg which is in the comparative.

Genentech prescription sales improved to 2.9 billion Swiss francs, a growth of 38% in Swiss francs as well as in local currencies. Operating profit reached 71 million Swiss francs. This is equivalent to 2.5% of sales, after –9.4% in 2000. This turnaround from an operating loss in 2000 is due to the strong sales growth in spite of higher costs to support this growth. Genentech's operating result includes 663 million Swiss francs of amortisation mainly arising from the acquisition accounting. EBITDA totalled 966 million Swiss francs, or 33.7% of sales, slightly ahead of the 2000 level.

OTC sales rose by 1% in local currencies, with sales in Swiss francs showing a slight decline of 2% to 1.7 billion Swiss francs. This modest sales growth is ahead of the market growth. The operating profit margin amounted to 17.2% in 2001, up from 15.3% in 2000. This has been achieved with an aggressive focus on cost control and in spite of the substantially increased foreign exchange losses on receivables.

Diagnostics: another strong result

The sales development in the Diagnostics Division again significantly outperformed the market with an overall growth rate of 14% in local currencies. The division is the market leader in diagnostics and all five business areas of the division – Applied Science, Molecular Diagnostics, Centralized Diagnostics, Near Patient Testing and Diabetes Care – grew faster than the market. Due to the strong sales growth Roche Diagnostics again achieved a double-digit increase in operating profit of 21% to 993 million Swiss francs. The EBITDA also grew at a double-digit rate to 1,833 million Swiss francs. The operating profit margin increased by 1.3 percentage points to 14.4%, and the EBITDA margin by 0.4 percentage points to 26.6%.

Vitamins and Fine Chemicals: on-going price pressure

Sales in the Vitamins and Fine Chemicals Division were stable in local currencies. Excluding the medicinal feed additives (MFA) products sold in May 2000, sales increased by 3% in local currencies. Vitamins and Fine Chemicals operating profit and EBITDA both dropped by approximately 145 million Swiss francs to 346 and 577 million Swiss francs, respectively. Approximately 30% of this decrease was due to the inclusion in the 2000 figures of the one-time gain on the sale of the MFA products and the remaining 70% was due to increased raw material and energy prices and somewhat lower selling prices.

Other

The result of 'Other' consists of the costs of Corporate Headquarters.

Balance sheet in millions of CHF

	2001	2000	% change
Long-term assets	36,411	34,798	+5
Current assets	38,875	34,737	+12
Total assets	75,286	69,535	+8
Equity	28,973	27,608	+5
Minority interests	4,894	4,428	+11
Non-current liabilities	25,772	23,642	+9
Current liabilities	15,647	13,857	+13
Total equity, minority interests and liabilities	75,286	69,535	+8

Foreign currency translation effects

The movements on balance sheet positions are due to a combination of factors. Movements in foreign currency exchange rates have an effect on all balance sheet positions, as assets and liabilities in Group companies that report in foreign currencies, notably the US dollar and euro, are translated into Swiss francs at the year-end rate. Such effects are to be expected and will most likely continue to increase, especially as the alliance with Chugai will result in an increasing part of the Group's balance sheet having the Japanese yen as a base currency.

Marketable securities and derivatives booked at fair value

Following the implementation of a new International Accounting Standard, the major change in accounting policy for 2001 relates to the treatment of financial instruments. This has two significant impacts for the Group. Firstly, all derivatives are now reported on the balance sheet at fair value, and gains and losses are included in financial income. Secondly, available-for-sale marketable securities and investments are now recorded at market value, and any changes in market value are recorded in equity until realised, at which point they are included in financial income. Due to the falls in world stock markets, unrealised net losses, net of tax and minority interests, of 1.4 billion Swiss francs are recorded in equity as at 31 December 2001. Given the overall level of the Group's marketable securities and other investments of 23.8 billion Swiss francs, this represents net unrealised losses of approximately 6% at the end of the year compared to net unrealised gains of 2% at the beginning of the year.

Provisions and litigation

In November and December 2001, the European Union announced fines totalling 525 million euros (778 million Swiss francs) in respect of the vitamin case. Adequate provision for these amounts was already recorded, and these amounts will be paid in 2002. As discussed above, the Group has recorded further provisions of 760 million Swiss francs in respect of the vitamin case. In addition there are other provisions for on-going litigation, most notably with Igen as discussed in Note 29 to the Consolidated Financial Statements. The amounts recorded are management's best estimate, based on currently available information. As litigation is in process and as new litigation may arise it is possible that the final obligation may be different from this. The total amount of the provisions is not disclosed as this may prejudice the Group's position in current litigation.

No off-balance sheet financing

The Group has no off-balance sheet financing. During 2001 the Group's subsidiary Genentech entered into a synthetic lease structure for certain of its facilities, as discussed in Note 12 to the Consolidated Financial Statements. This has been reported on-balance sheet as an increase to property, plant and equipment of 1.1 billion Swiss francs with a corresponding increase in short-term and long-term debt. The Group's operating results for 2001 include a full year's depreciation charge on these facilities.

Reinvestment of positive cash flows

Cash generated from operations has been reinvested into the Group's marketable securities portfolio, causing a 3 billion Swiss francs increase in current assets.

Cash flows and net liquidity in millions of CHF

Cash flow statement

	2001	2000
Operating activities before income taxes	6,283	6,204
Income taxes paid (all activities)	(1,195)	(2,288)
Operating activities	5,088	3,916
Financing activities	(824)	(2,538)
Investing activities	(3,700)	(832)
Net effect of currency translation on cash	10	(36)
Increase (decrease) in cash	574	510

The Group continued to show strong cash generation. Pre-tax cash generated from operations was 6.3 billion Swiss francs, which was mainly driven by a strong EBITDA. On the financing side, the most significant cash flows were the 1.7 billion Swiss francs proceeds of the 'LYONs V' bond issue in July and the 1.7 billion Swiss franc repayment on maturity of the 'Bull Spread' bonds in May. There was also a general reduction in long-term bank borrowing and the Group paid 1 billion Swiss francs in dividends in April. The most significant investing cash flow was the 1.4 billion Swiss franc proceeds from the sale of LabCorp shares in June. Capital expenditure continued at previous levels and there were no major acquisitions or divestments. Funds not immediately required were reinvested in the Group's marketable securities portfolio. The full cash flow statement is given on page 79 and Note 30 to the Consolidated Financial Statements.

Net liquidity

	31 December 2001	1 January 2001
Cash and marketable securities	24,548	20,929
Other investments	2,366	2,394
Derivative financial instruments, net	8	271
Own equity instruments	2,128	4,370
Financial assets	29,050	27,964
Long-term debt	(16,395)	(16,566)
Short-term debt	(7,335)	(6,165)
Total debt	(23,730)	(22,731)
Net liquidity	5,320	5,233

The Group has revised its definition of net liquidity following recent changes in accounting policies. Net liquidity, defined as financial assets at market value less debt liabilities, has increased during the year by 100 million Swiss francs to 5.3 billion Swiss francs. This is due to the reinvestment of the cash generated, partly off-set by the fall in global stock prices affecting the market values of marketable securities and own equity instruments. The 1.1 billion Swiss francs of debt due to the Genentech synthetic leases has been included in both balances.

Subsequent events

Majority holding in Chugai

On 10 December 2001 Roche and Chugai announced that they will enter into an alliance to create a leading research-driven Japanese pharmaceutical company. The alliance, which is subject to the approval of Chugai's shareholders and the appropriate regulatory authorities, will see the merger of Chugai and Roche's Japanese pharmaceuticals subsidiary, Nippon Roche. The alliance is expected to be completed in late 2002 and Roche will be the majority shareholder with a 50.1% interest.

In purely accounting terms, Chugai will be accounted for as a fully consolidated subsidiary of the Roche Group with a minority interest of 49.9%, in a similar way to which Genentech is currently reported within Roche. There will be significant effects of the acquisition accounting, including on-going impacts of amortisation of goodwill and other intangible assets and any fair value adjustments.

Vitamins and Fine Chemicals Division

The Group is reassessing its strategic options for development of the Vitamins and Fine Chemicals Division, as discussed in Note 31 to the Consolidated Financial Statements. Until the announcement of a detailed formal plan the Group will continue to account for the Division as part of its continuing operations.

Sale of LabCorp shares

On 21 February 2002 LabCorp filed a registration statement announcing that the Group plans to offer for sale a further 7 million shares of LabCorp, with an option to sell a further 0.7 million shares to cover over-allotments. Assuming that a total of 7.7 million shares would be sold, Roche's ownership interest in LabCorp would be reduced from approximately 15% to approximately 4%.

Amortisation of goodwill

Following the implementation of recent changes companies using United States Generally Accepted Accounting Principles (US GAAP) will no longer be required to amortise goodwill and instead must carry out a regular impairment review. Roche will continue to amortise goodwill, as required by International Accounting Standards (IAS), with an expected charge in 2002 of approximately 500 million Swiss francs.

Foreign exchange rates

Exchange rates against the Swiss franc were:

	31 December 2001	Average 2001	31 December 2000	Average 2000	31 December 1999
1 USD	1.68	1.69	1.64	1.69	1.60
1 EUR	1.48	1.51	1.52	1.56	1.61
1 GBP	2.43	2.43	2.45	2.56	2.58
100 JPY	1.28	1.39	1.43	1.57	1.57

CHF/USD exchange rate



2001
2000
1.80
1.64
1.68
1.85
1.80
1.75
1.70
1.65
1.60
1.55
1.50
J
F
M
A
M
J
J
A
S
O
N
D

The concept of the adjusted basis: management's view of the Group's on-going operations presented on a consistent and comparable basis

The consolidated results of the Roche Group are significantly influenced by various special items and also by changes in International Accounting Standards over the years. To improve the visibility of the underlying business the adjusted results are also presented. These adjusted results, which are used in the internal management of the business, represent the results of the Group's underlying on-going operations. The principles used to compile the adjusted results are applied on a consistent basis. The major concepts are as follows:

The adjusted results include:
- Gains or losses on continuing product portfolio and asset realignments.
- Sales and income from newly acquired products.
- Impacts on sales and income of patent expiry, withdrawal or disposal of existing products.
- Impairments of long-term assets (other than as part of a major restructuring).
- Costs of normal ongoing restructuring.
- Gains or losses on sales of marketable securities.

The adjusted results exclude:
- Discontinuing operations, such as the sale or spin-off of a whole business.
- One-time costs of major restructuring and fundamental reorganisations.
- Charges for exceptional legal cases.
- *Gains or losses arising on disposal of fully consolidated subsidiaries or associated companies.*
- Transition effects of changes in accounting policies.

Specific items excluded from the adjusted results in 2001 and 2000

The 2001 adjusted results exclude:
- The non-recurring costs of the Pharmaceuticals Division restructuring.
- Additional charges in respect of the vitamin case.

The 2000 adjusted results exclude:
- The results of the Fragrances and Flavours Division prior to the Givaudan spin-off in June 2000.
- The gain on the sale of Genentech shares and the gain on the sale of LabCorp shares in October 2000.
- The impact of the fair value adjustment to Genentech inventories arising from the 1999 acquisition.
- The transition effects of the new impairment policy and the credit from changes in accounting policies.

Reconciliation of reported figures to adjusted basis in millions of CHF

Reference numbers indicate corresponding Notes to the Consolidated Financial Statements.

Year ended 31 December 2001	Sales to third parties	EBITDA	Operating profit	Net income
As reported in the financial statements	29,163	6,438	3,247	3,697
Major restructuring				
Non-recurring costs of 'Re-shaping for Future Growth' initiative[6]	–	590	777	777
Legal cases				
Additional charges in respect of the vitamin case[5]	–	760	760	760
Income taxes	–	–	–	(435)
Results on an adjusted basis	29,163	7,788	4,784	4,799

Year ended 31 December 2000	Sales to third parties	EBITDA	Operating profit	Net income
As reported in the financial statements	28,672	11,126	7,131	8,647
Discontinuing operations				
Results of Fragrances and Flavours Division prior to Givaudan spin-off[7]	(1,163)	(267)	(200)	(108)
Reclassification of inter-company sales to Fragrances and Flavours Division as sales to third parties[7]	34	–	–	–
Gains or losses on fully consolidated subsidiaries or associated companies				
Gain on reduction of ownership in Genentech to 60%[3]	–	(3,949)	(3,949)	(3,949)
Gain on reduction of ownership in LabCorp to 33%[14]	–	–	–	(660)
Impact of fair value adjustment to Genentech inventories[4]	–	158	158	158
Transition effects of changes in accounting policies				
Impairment of long-term assets[1]	–	–	1,161	1,161
Business combinations and intangible assets[1]	–	–	–	(1,395)
Income taxes	–	–	–	1,200
Income applicable to minority interests	–	–	–	(40)
Results on an adjusted basis	27,543	7,068	4,301	5,014

Consolidated Financial Statements

Reference numbers indicate corresponding Notes to the Consolidated Financial Statements

Consolidated income statement in millions of CHF

	Year ended 31 December 2001	2000
Sales[4]	29,163	28,672
Cost of sales	(8,339)	(9,163)
Gross profit	20,824	19,509
Marketing and distribution	(8,452)	(8,746)
Research and development[4]	(3,893)	(3,950)
Administration	(1,219)	(1,242)
Amortisation of intangible assets[13]	(1,553)	(1,474)
Impairment of long-term assets[1, 12, 13]	(18)	(1,147)
Pharmaceuticals Division restructuring[6]		
- impairment of long-term assets[12]	(187)	-
- other restructuring costs	(590)	-
Other operating income (expense), net[9]	(905)	232
Gain from sales of Genentech shares[3]	-	3,949
Vitamin case[5]	(760)	-
Operating profit[4]	3,247	7,131
Financial income (expense), net[10]	1,515	2,337
Profit before taxes	4,762	9,468
Income taxes[11]	(1,038)	(2,272)
Profit after taxes	3,724	7,196
Changes in accounting policies[1]	-	1,395
Income applicable to minority interests[25]	(34)	33
Share of result of associated companies[14]	7	23
Net income	3,697	8,647
Basic earnings per share and non-voting equity security (CHF)[23]	4.40	10.36
Diluted earnings per share and non-voting equity security (CHF)[23]	4.37	10.24

The 2000 figures include the results from the Fragrances and Flavours Division up until the Givaudan spin-off in June 2000 (see Note 7).

Number of shares and all per share information is restated for the 100 for 1 share split that took place on 4 May 2001 (see Note 22).

Consolidated balance sheet in millions of CHF

	31 December 2001	31 December 2000
Long-term assets		
Property, plant and equipment[12]	15,052	13,785
Intangible assets[13]	14,943	15,870
Investments in associated companies[14]	186	652
Other investments[15]	2,366	1,558
Deferred income tax assets[11]	1,410	460
Other long-term assets[16]	2,454	2,473
Total long-term assets	36,411	34,798
Current assets		
Inventories[17]	5,780	5,754
Accounts receivable – trade[18]	5,779	5,519
Current income tax assets[11]	244	435
Other current assets[19]	2,524	2,381
Marketable securities[20]	21,412	18,086
Cash and cash equivalents	3,136	2,562
Total current assets	38,875	34,737
Total assets	75,286	69,535
Equity		
Share capital[22]	160	160
Non-voting equity securities *(Genussscheine)*[22]	p.m.	p.m.
Own equity instruments[22]	(3,460)	(4,166)
Retained earnings[24]	32,273	31,614
Total equity	28,973	27,608
Minority interests[25]	4,894	4,428
Non-current liabilities		
Long-term debt[26]	16,395	16,167
Deferred income tax liabilities[11]	4,162	2,535
Liabilities for post-employment benefits[8]	2,610	2,502
Provisions[28]	2,115	2,036
Other non-current liabilities	490	402
Total non-current liabilities	25,772	23,642
Current liabilities		
Short-term debt[26]	7,335	5,451
Current income tax liabilities[11]	716	882
Provisions[28]	1,852	1,959
Accounts payable – trade and other	1,710	2,215
Accrued and other current liabilities[21]	4,034	3,350
Total current liabilities	15,647	13,857
Total equity, minority interests and liabilities	75,286	69,535

p.m. = pro memoria. Non-voting equity securities have no nominal value (see Note 22).

Consolidated statement of changes in equity in millions of CHF

	Year ended 31 December 2001	2000
Share capital[22]		
Balance at 1 January and at 31 December	160	160
Non-voting equity securities *(Genussscheine)*[22]		
Balance at 1 January and at 31 December	p.m.	p.m.
Own equity instruments[22]		
Balance at 1 January – as previously reported	(4,166)	–
Changes in accounting policies[1]	–	(3,291)
Balance at 1 January – as restated	(4,166)	(3,291)
Movements during the year	706	(875)
Balance at 31 December	(3,460)	(4,166)
Retained earnings[24]		
Balance at 1 January	31,614	26,794
Changes in accounting policies[1]	382	–
Balance at 1 January – as restated	31,996	26,794
Net income	3,697	8,647
Dividends paid[22]	(981)	(835)
Givaudan spin-off – special dividend and transfer of net assets[7,22]	–	(2,642)
Changes in fair value reserves, net[24]	(2,079)	–
Equity component of new convertible debt[24]	86	24
Currency translation gains (losses)[24]	(446)	(374)
Balance at 31 December	32,273	31,614
Total equity at 31 December	28,973	27,608

p.m. = pro memoria. Non-voting equity securities have no nominal value (see Note 22).

Consolidated cash flow statement in millions of CHF

	Year ended 31 December 2001	2000
Cash flows from operating activities		
Cash generated from operations[30]	7,938	7,245
(Increase) decrease in working capital	(131)	367
Costs of vitamin case paid[5]	(330)	41
Costs of Pharmaceuticals Division restructuring paid[6, 28]	(239)	-
Costs of Genentech legal settlements paid	-	(337)
Other restructuring costs paid[28]	(203)	(338)
Payments made for defined benefit post-employment plans[8]	(293)	(309)
Other operating cash flows	(459)	(465)
Cash flows from operating activities, before income taxes paid	6,283	6,204
Income taxes paid	(1,195)	(2,288)
Total cash flows from operating activities	5,088	3,916
Cash flows from financing activities		
Proceeds from issue of long-term debt[30]	2,110	4,143
Repayment of long-term debt[30]	(2,808)	(3,062)
Transactions in own equity instruments[22]	706	(875)
Increase (decrease) in short-term borrowings	867	(747)
Interest and dividends paid[30]	(1,900)	(1,737)
Givaudan spin-off - special dividend and Givaudan cash balances[7, 22]	-	(465)
Other financing cash flows	201	205
Total cash flows from (used in) financing activities	(824)	(2,538)
Cash provided by operating and financing activities	4,264	1,378
Cash flows from investing activities		
Purchase of property, plant and equipment, and intangible assets[12, 13]	(2,140)	(2,402)
Disposal of property, plant and equipment, and intangible assets[12, 13]	209	200
Acquisition of subsidiaries, associated companies and products[30]	(175)	(2,686)
Divestments of subsidiaries, associated companies and products[30]	1,420	6,809
Interest and dividends received[30]	833	743
Purchases of marketable securities, net of sales, and other	(3,847)	(3,496)
Total cash flows from (used in) investing activities	(3,700)	(832)
Net effect of currency translation on cash	10	(36)
Increase (decrease) in cash and cash equivalents	574	510
Cash and cash equivalents at beginning of year	2,562	2,052
Cash and cash equivalents at end of year	3,136	2,562

The 2000 figures include the cash flows from the Fragrances and Flavours Division up until the Givaudan spin-off in June 2000 (see Note 7).

Notes to the Consolidated Financial Statements

Reference numbers indicate corresponding Notes to the Consolidated Financial Statements

1. Summary of significant accounting policies

Basis of preparation of the consolidated financial statements

The consolidated financial statements of the Roche Group have been prepared in accordance with International Accounting Standards. They have been prepared using the historical cost convention except that as disclosed in the accounting policies below certain items, including derivatives and available-for-sale investments, are shown at fair value. They were approved for issue by the Board of Directors on 25 February 2002.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

Consolidation policy

These financial statements are the consolidated financial statements of Roche Holding Ltd, a company registered in Switzerland, and its subsidiaries (hereafter 'the Group').

The subsidiaries are those companies controlled, directly or indirectly, by Roche Holding Ltd, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. This control is normally evidenced when Roche Holding Ltd owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital. Companies acquired during the year are consolidated from the date on which operating control is transferred to the Group, and subsidiaries to be divested are included up to the date of divestment. Companies acquired to be resold are not consolidated but are classified as assets held for sale and carried at fair value. Assets identified for divestment in the following year are reclassified as assets held for sale within other current assets. These assets normally consist mainly of inventories, property, plant and equipment, and other long-term assets.

Investments in associated companies are accounted for by the equity method. These are companies over which the Group exercises significant influence, but which it does not control. This is normally evidenced when the Group owns 20% or more of the voting rights of the company. Interests in joint ventures are reported using the line-by-line proportionate consolidation method.

Foreign currency translation

Most Group companies maintain their financial records in their local currency. Certain Group companies maintain financial information for Group reporting purposes in US dollars, Swiss francs or euros where these are the measurement currencies of the companies concerned. Local transactions in other currencies are initially reported using the exchange rate at the date of the transaction. Gains and losses from the settlement of such transactions, as well as gains and losses on monetary assets and liabilities denominated in other currencies are included in income, except when they are deferred into equity as qualifying cash flow hedges.

Upon consolidation assets and liabilities of Group companies using measurement currencies other than Swiss francs (foreign entities) are translated into Swiss francs using year-end rates of exchange. Sales, costs, expenses, net income and cash flows are translated at the average rates of exchange for the year. Translation differences due to the changes in exchange rates between the beginning and the end of the year and the difference between net income translated at the average and year-end exchange rates are taken directly to equity. On the divestment of a foreign entity, the identified cumulative currency translation differences relating to that foreign entity are recognised in income as part of the gain or loss on divestment.

Revenues and cost of sales

Sales represent amounts received and receivable for goods supplied and services rendered to customers after deducting volume discounts and sales taxes. Revenues from sale of products are recognised upon transfer to the customer of significant risks and rewards, usually upon shipment. Royalty income is recognised on an accrual basis in accordance with the economic substance of the agreement. Receipts of up-front and milestone payments and other similar non-refundable payments relating to the sale or licensing of products or technology are initially reported as deferred income. They are recognised in income over the period of the development collaboration or the manufacturing obligation. Other revenues are recorded as earned or as the services are performed. Cost of sales includes the corresponding direct production costs and related production overhead of goods manufactured and services rendered.

Research and development

Research costs are charged against income as incurred, with the exception of buildings and major items of equipment, which are capitalised and depreciated. Development costs, such as milestone payments and other similar non-refundable up-front product licence payments, are capitalised as intangible assets when it is probable that future economic benefits will flow to the Group. They are amortised on a straight-line basis over the period of the expected benefit, and are reviewed for impairment at each balance sheet date. Other development costs are charged against income as incurred since the criteria for their recognition as an asset are not met.

Employee benefits

Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses, and non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where the Group provides long-term employee benefits, the cost is accrued to match the rendering of the services by the employees concerned.

The Group operates a number of defined benefit and defined contribution plans throughout the world. The cost for the year for defined benefit plans is determined using the projected unit credit method. This reflects service rendered by employees to the dates of valuation and incorporates actuarial assumptions primarily regarding discount rates used in determining the present value of benefits, projected rates of remuneration growth, and long-term expected rates of return for plan assets. Discount rates are based on the market yields of high-quality corporate bonds in the country concerned. Differences between assumptions and actual experiences, and effects of changes in actuarial assumptions are allocated over the estimated average remaining working lives of employees, where these differences exceed a defined corridor. Past service costs are allocated over the average period until the benefits become vested. Pension assets and liabilities in different defined benefit schemes are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan. Pension assets are only recognised to the extent that the Group is able to derive future economic benefits in the way of refunds from the plan or reductions of future contributions.

The Group's contributions to the defined contribution plans are charged to the income statement in the year to which they relate.

Taxation

Income taxes include all taxes based upon the taxable profits of the Group, including withholding taxes payable on the distribution of retained earnings within the Group. Other taxes not based on income, such as property and capital taxes, are included within operating expenses or financial expenses according to their nature.

Provision for income taxes, mainly withholding taxes, which could arise on the remittance of retained earnings, principally relating to subsidiaries, is only made where there is a current intention to remit such earnings.

Deferred income taxes are provided using the liability method, under which deferred income taxes are recognised for temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred income tax assets relating to the carry-forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them.

Property, plant and equipment

Property, plant and equipment are initially recorded at cost of purchase or construction and are depreciated on a straight-line basis, except for land, which is not depreciated. Estimated useful lives of major classes of depreciable assets are as follows:

Buildings and land improvements	40 years
Machinery and equipment	5–15 years
Office equipment	3 years
Motor vehicles	5 years

Investment grants or similar assistance for projects are initially recorded as deferred income (in other non-current liabilities) and are subsequently recognised as income over the useful lives of the related assets. Repairs and maintenance costs are recognised as expenses as incurred. Borrowing costs are not capitalised. Assets acquired under finance leases are depreciated over their estimated useful lives. Payments made under operating leases are charged against income on a straight-line basis over the period of the lease.

Intangible assets and Business combinations

Goodwill is recorded as an intangible asset and is the surplus of the cost of acquisition over the fair value of identifiable assets acquired. Any goodwill and fair value adjustments are treated as assets and liabilities of the acquired company and are recorded in the local currency of that company.

Patents, licences, trademarks and other intangible assets are initially recorded at fair value. Where these assets have been acquired through a business combination, this will be the fair value allocated in the acquisition accounting. Where these have been acquired other than through a business combination, the initial fair value will be cost.

All intangible assets are amortised over their useful lives on a straight-line basis. Estimated useful lives of major classes of intangible assets are as follows:

Goodwill	5–20 years
Patents, licences, trademarks and other intangible assets	Lower of legal duration and economic useful life, up to a maximum of 20 years

Impairment of long-term assets

When the recoverable amount of an asset, being the higher of its net selling price and its value in use, is less than its carrying amount, then the carrying amount is reduced to its recoverable value. This reduction is reported in the income statement as an impairment loss. Value in use is calculated using estimated cash flows, generally over a five-year period, with extrapolating projections for subsequent years. These are discounted using an appropriate long-term pre-tax interest rate. When an impairment arises the useful life of the asset in question is reviewed and, if necessary, the future depreciation/amortisation charge is accelerated.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the first-in first-out method.

Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and time, call and current balances with banks and similar institutions, which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value. This definition is also used for the cash flow statement.

Own equity instruments

The Group's holdings in its own equity instruments are recorded as a deduction from equity. The original cost of acquisition, consideration received for subsequent resale of these equity instruments and other movements are reported as changes in equity. These instruments have been acquired primarily to meet the obligations that may arise in respect of certain of the Group's debt instruments.

Debt instruments

Debt instruments are initially reported at cost, which is the proceeds received, net of transaction costs. Subsequently they are reported at amortised cost using the effective interest method. To the extent that debt instruments are hedged under qualifying fair value hedges, the hedged element is recorded at fair value. Any discount between the net proceeds received and the principal value due on redemption is amortised over the duration of the debt instrument, and is recognised as part of interest expense in the income statement.

On issue of convertible debt instruments, the cost of the liability portion is initially calculated using the market interest rate for an equivalent non-convertible instrument. The remainder of the net proceeds is allocated to the equity conversion option, which is reported in equity, and to deferred income taxes liabilities. The liability element is subsequently reported at amortised cost. Amortisation of the debt discount and release of the deferred tax liabilities are recognised in the income statement over the duration of the debt instrument. The value of the equity conversion option is not changed in future periods.

The limited conversion preferred stock is in substance a financial liability rather than an equity instrument, and therefore it is classified as long-term debt in the balance sheet and the related dividend payments are treated as interest expense.

Provisions

Provisions are recognised where a legal or constructive obligation has been incurred which will probably lead to an outflow of resources that can be reasonably estimated. Provisions are recorded for the estimated ultimate liability that is expected to arise, taking into account foreign currency effects and the time value of money. A contingent liability is recorded where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability.

Fair values

Fair value is the amount for which a financial asset, liability or instrument could be exchanged between knowledgeable and willing parties in an arm's length transaction. It is determined by reference to quoted market prices adjusted for estimated transaction costs that would be incurred in an actual transaction, or by the use of established estimation techniques such as option pricing models and estimated discounted values of cash flows. The fair values at the balance sheet date are approximately in line with their reported carrying values unless specifically mentioned in the Notes to the Consolidated Financial Statements.

International Accounting Standards

Several revised or new standards issued by the International Accounting Standards Committee and interpretations of the Standing Interpretations Committee became effective from 1 January 2001. The principal item affecting the Group is the Standard on 'Financial instruments: recognition and measurement' and its effects are described below.

Accounting effects. The new Standard was implemented effective 1 January 2001. In accordance with the transition arrangements of the Standard, the comparative financial statements were not restated. The effects of the implementation on the opening balances are shown in the table below.

Net assets in millions of CHF

Other investments[15]	836
Marketable securities[20]	281
Derivative financial instruments[27]	65
Deferred income taxes[11]	(561)
Minority interests[25]	(239)
Total increase in net assets	382

Equity in millions of CHF

Retained earnings[24]	382
Total increase in equity	382

Where necessary, the balance sheet comparatives have been reclassified or extended from the previously reported results to take into account any presentational changes. No changes have been made to previously reported income statement comparatives.

Financial assets. Financial assets, principally investments, including marketable securities, are classified as either 'Held-for-trading', 'Available-for-sale', 'Held-to-maturity' or 'Originated by the Group'. Held-for-trading investments are acquired principally to generate profit from short-term fluctuations in price. Held-to-maturity investments are securities with a fixed maturity that the Group has the intent and ability to hold until maturity. Investments originated by the Group are loans and other long-term financial assets created by the Group or acquired from the issuer in a primary market. All other investments are considered as available-for-sale.

All investments are initially recorded at cost, including transaction costs. All purchases and sales are recognised on the settlement date. Held-for-trading investments are subsequently carried at fair value, with all changes in fair value recorded as financial income (expense) in the period in which they arise. Held-to-maturity investments are subsequently carried at amortised cost using the effective interest rate method. Available-for-sale investments are subsequently carried at fair value, with all changes in fair value recorded in equity. When the available-for-sale investments are sold, impaired or otherwise disposed of, the cumulative gains and losses previously recognised in equity are included in financial income (expense) for the current period.

Under the Group's previous accounting policies, long-term investments were carried at cost, less any permanent diminution in value, and marketable securities were valued at the lower of cost and market value.

Derivatives. All derivative financial instruments are initially recorded at cost, including transaction costs. Derivatives are subsequently carried at fair value. Apart from those derivatives designated as qualifying cash flow hedging instruments (see below), all changes in fair value are recorded as financial income (expense) in the period in which they arise.

Under the Group's previous accounting policies, gains and losses from derivative financial instruments used to hedge potential exchange rate exposures were deferred and then offset against losses and gains on the specific transactions being hedged. The fee agreed in establishing each contract was amortised over the duration of the contract. Gains and losses from derivative financial instruments used to hedge potential interest rate exposures were recognised by adjustments to interest expense. Gains or losses from derivative financial instruments used for trading purposes were taken to income as they arose.

Hedging. For the purposes of hedge accounting, hedging relationships may be of three types. Fair value hedges are hedges of particular risks that may change the fair value of a recognised asset or liability. Cash flow hedges are hedges of particular risks that may change the amount or timing of future cash flows. Hedges of net investment in a foreign entity are hedges of particular risks that may change the carrying value of the net assets of a foreign entity.

To qualify for hedge accounting the hedging relationship must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement. If these conditions are not met, then the relationship does not qualify for hedge accounting. In this case the hedging instrument and the hedged item are reported independently as if there were no hedging relationship. In particular any derivatives are reported at fair value, with changes in fair value included in financial income (expense).

For qualifying fair value hedges, the hedging instrument is recorded at fair value and the hedged item is recorded at its previous carrying value, adjusted for any changes in fair value that are attributable to the hedged risk. Any changes in the fair values are reported in financial income (expense).

For qualifying cash flow hedges, the hedging instrument is recorded at fair value. The portion of any change in fair value that is an effective hedge is included in equity, and any remaining ineffective portion is reported in financial income (expense). If the hedging relationship is the hedge of a firm commitment or highly probable forecasted transaction, the cumulative changes of fair value of the hedging instrument that have been recorded in equity are included in the initial carrying value of the asset or liability at the time it is recognised. For all other qualifying cash flow hedges, the cumulative changes of fair value of the hedging instrument that have been recorded in equity are included in financial income (expense) at the time when the forecasted transaction affects net income.

For qualifying hedges of net investment in a foreign entity, the hedging instrument is recorded at fair value. The portion of any change in fair value that is an effective hedge is included in equity. Any remaining ineffective portion is recorded in financial income (expense) where the hedging instrument is a derivative and in equity in other cases. If the entity is disposed of, then the cumulative changes of fair value of the hedging instrument that have been recorded in equity are included in financial income (expense) at the time of the disposal.

Changes effective 1 January 2000

Several revised or new standards and interpretations became effective from 1 January 2000.
The most significant of these were as follows:

'Impairment of assets'. Effective 1 January 2000, the Group recognised impairment charges of 1,161 million Swiss francs relating to acquired intangible assets. A reduction in deferred tax liabilities of 348 million Swiss francs was also recorded, giving a net charge of 813 million Swiss francs in the consolidated results.

'Intangible assets' and 'Business combinations'. Effective 1 January 2000, the Group recorded certain reclassifications and adjustments of the original purchase accounting allocations to reflect the revised balances, which resulted in a credit to income, net of tax and minority interests, of 1,395 million Swiss francs.

The above changes are fully described in the 2000 consolidated financial statements.

2. Financial risk management

Financial risk management within the Group is governed by policies and guidelines approved by senior management. These policies and guidelines cover foreign exchange risk, interest rate risk, market risk, credit risk and liquidity risk. Group policies and guidelines also cover areas such as cash management, investment of excess funds and the raising of short- and long-term debt. Group companies report details of the financial instruments outstanding and financial liquidity to Group Treasury on at least a monthly basis. During 2001 a new post of Financial Risk Manager was created to oversee compliance with the Group's financial risk management policies and guidelines.

The Group, in accordance with its risk management guidelines, continues to monitor these risks, and when deemed appropriate, certain of the above risks are significantly altered through the use of financial instruments, such as derivatives. Group management believes that, in order to create the optimum value for the Group, it is not desirable to eliminate or mitigate all possible market fluctuations. In addition, Group management have wide discretion to undertake various contracts, which could result in significant trading positions that change in value as market prices change.

Foreign exchange risk

The Group operates across the world and is exposed to movements in foreign currencies affecting its net income and financial position, as expressed in Swiss francs. The Group continues to monitor its currency exposures, and when appropriate, enters into transactions with the aim of preserving the value of assets, commitments and anticipated transactions. The Group uses forward contracts and foreign currency options to optimise certain anticipated foreign exchange revenues, cash flows and financing transactions.

Transaction exposure arises because the amount of local currency paid or received for transactions denominated in foreign currencies may vary due to changes in exchange rates. For many Group companies income will be primarily in the local currency. A significant amount of expenditure, especially for purchase of goods for resale and interest on and repayment of loans will be in foreign currencies. Similarly, transaction exposure arises on net balances of monetary assets held in foreign currencies. Group companies manage this exposure at a local level, if necessary by means of financial instruments such as options and forward contracts. In addition, Group Treasury monitors total worldwide exposure with the help of comprehensive data received on a monthly basis.

Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group's foreign subsidiaries. The effect on the Group's consolidated equity is shown as a currency translation movement. The Group hedges significant net investments in foreign currencies by taking foreign currency loans or issuing foreign currency denominated debt instruments. Major translation exposures are monitored on a regular basis.

A significant part of the Group's cash outflows for research, development, production and administration is denominated in Swiss francs, while a much smaller proportion of the Group's cash inflows are Swiss franc denominated. As a result, an increase in the value of the Swiss franc relative to other currencies has an adverse impact on consolidated net income. Similarly, a relative fall in the value of the Swiss franc has a favourable effect on results published in Swiss francs.

Interest rate risk

Interest rate risk arises from movements in interest rates which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities. In addition, they can affect the market value of certain financial assets, liabilities and instruments as described in the following section on market risk.

The interest rates on the Group's major debt instruments are fixed, as described in Note 26, which reduces the Group's exposure to changes in interest rates. Group companies manage their short-term interest rate risk at a local level, if necessary using financial instruments such as interest rate forward contracts, swaps and options.

Market risk

Changes in the market value of certain financial assets, liabilities and instruments can affect the net income or financial position of the Group. Long-term investments are held for strategic purposes and marketable securities are held for fund management purposes. The risk of loss in value is reduced by reviews prior to investing, concentration of investments and continuous monitoring of the performance of investments and changes in their risk configuration. Investments in equity and fixed income instruments are entered to on the basis of approved guidelines with regard to liquidity and credit rating.

Credit risk

Credit risk arises from the possibility that the counter-party to a transaction may be unable or unwilling to meet their obligations causing a financial loss to the Group.

Trade receivables are subject to a policy of active risk management focussing on the assessment of country risk, credit availability, ongoing credit evaluation and account monitoring procedures. There are no significant concentrations within trade receivables of counter-party credit risk, due to the Group's large number of customers and their wide geographical spread. Country risk limits and exposures are continuously monitored.

The exposure of other financial assets to credit risk is controlled by setting a policy for limiting credit exposure to high-quality counter-parties, on-going reviews of credit ratings, and limiting individual aggregate credit exposure accordingly.

Liquidity risk

Group companies need to have sufficient availability of cash to meet their obligations. Individual companies are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover cash deficits, subject to guidance by the Group and, in certain cases, to approval at Group level.

The Group maintains sufficient reserves of cash and readily realisable marketable securities to meet its liquidity requirements at all times. In addition, the strong international creditworthiness of the Group allows it to make efficient use of international capital markets for financing purposes.

3. Group organisation

An overview of the operating subsidiaries and associated companies is included on pages 136 to 137. In addition to the operating companies, the Group has holding and finance companies.

Chugai

On 10 December 2001, Roche and Chugai announced that they will enter into an alliance to create a leading research-driven Japanese pharmaceutical company. The alliance will see the merger of Chugai and the Group's Japanese pharma subsidiary, Nippon Roche. The transaction will be accounted for using the purchase method of accounting. The newly merged company, which will be known as Chugai, will become a fully consolidated subsidiary of the Roche Group with a 49.9% minority interest. The new company will be listed on the Tokyo Stock Exchange. The transaction is subject to the approval of Chugai's shareholders and the appropriate regulatory authorities, and it is expected that it will be completed in late 2002.

The Group has announced a public tender offer for up to 10% of Chugai's outstanding share capital. Under the terms of the alliance, the Group may also subscribe to additional new shares of the newly merged company such that the Group's ownership will be 50.1%.

Amira

On 6 November 2001, the Group acquired 100% of the share capital of Amira Medical, Inc. (Amira). Amira is a company active in diabetes monitoring based in the United States. Net consideration paid was 159 million Swiss francs. This has been allocated as follows:

Net assets acquired in millions of CHF

Goodwill[13]	3
Intangible assets[13]	202
Deferred income taxes[11]	(20)
Provisions[28]	(18)
Other net assets (liabilities)	(8)
Total	159

Following the acquisition, a restructuring programme was announced, which resulted in restructuring charges of 24 million Swiss francs. These are recorded as part of other operating income (expense) net (see Note 9). The restructuring programme will be substantially complete by 30 June 2002.

Transactions in 2000

On 29 March 2000 the Group sold 17.3 million shares of Genentech through a public offering yielding proceeds of 2,771 million US dollars (4,599 million Swiss francs). The resulting pre-tax gain after incidental costs was 3,949 million Swiss francs.

On 22 December 2000 the Group acquired the global rights to Kytril for 1,871 million Swiss francs.

On 22 December 2000 the Group sold its exclusive rights to Coreg in the United States and Canada for 660 million Swiss francs. The gain on the sale was 563 million Swiss francs.

4. Segment information in millions of CHF

Divisional information

	Roche prescription 2001	Roche prescription 2000	Genentech prescription 2001	Genentech prescription 2000	OTC 2001	OTC 2000	Total Pharmaceuticals 2001	Total Pharmaceuticals 2000
Segment revenues								
Segment revenue/divisional sales	14,345	14,144	2,995	2,196	1,664	1,698	19,004	18,038
Less inter-divisional sales	(149)	(234)	(129)	(114)	(3)	(4)	(281)	(352)
Divisional sales to third parties	14,196	13,910	2,866	2,082	1,661	1,694	18,723	17,686
Segment results/operating profit	2,554	2,024	71	3,595	272	260	2,897	5,879
Segment assets and liabilities								
Divisional assets	15,131	15,836	8,786	7,737	1,084	1,084	25,001	24,657
Other segment assets	600	530	–	–	8	–	608	530
Segment assets	15,731	16,366	8,786	7,737	1,092	1,084	25,609	25,187
Non-segment assets								
Total assets								
Divisional liabilities	(386)	(366)	(37)	(47)	(103)	(88)	(526)	(501)
Other segment liabilities	(2,096)	(1,990)	(2)	(1)	(14)	(16)	(2,112)	(2,007)
Segment liabilities	(2,482)	(2,356)	(39)	(48)	(117)	(104)	(2,638)	(2,508)
Non-segment liabilities								
Total liabilities								
Other segment information								
Capital expenditure	731	2,835	382	362	8	12	1,121	3,209
Depreciation	593	588	222	150	5	4	820	742
Amortisation	375	182	663	744	56	67	1,094	993
Impairment of long-term assets	191	1,147	11	–	–	–	202	1,147
Research and development costs	2,208	2,425	883	757	28	19	3,119	3,201
Share of result of associated companies	(12)	–	–	–	–	–	(12)	–
Investments in associated companies	89	101	–	–	–	–	89	101
Number of employees	32,819	35,245	4,950	4,459	1,723	1,705	39,492	41,409

- The Group has three divisions: Pharmaceuticals, Diagnostics and Vitamins and Fine Chemicals. The Fragrances and Flavours Division was spun-off in 2000 (see Note 7).
- The disclosure on the Pharmaceuticals Division has been expanded to include three reportable segments: Roche prescription, Genentech prescription and OTC. The segment 'others' consists of the costs of Corporate Headquarters that cannot be reasonably attributed to the other reported segments. Transfer prices for inter-divisional sales are set on an arm's length basis.
- Divisional assets consist primarily of property, plant and equipment, goodwill and intangible assets, receivables and inventories. Divisional liabilities consist of trade accounts payable. Other segment assets and liabilities consist of assets and liabilities which can be reasonably attributed to the reported business segments. These include pension assets and liabilities and provisions.
- Non-segment assets and liabilities mainly include current and deferred income tax balances, and financial assets and liabilities, principally cash, marketable securities, investments in associated companies, other investments and debt.

Diagnostics		Vitamins and Fine Chemicals		Others		Continuing operations		Fragrances and Flavours		Group	
2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
6,902	6,252	3,624	3,696	–	–	29,530	27,986	–	1,193	29,530	29,179
(2)	–	(84)	(125)	–	–	(367)	(477)	–	(30)	(367)	(507)
6,900	6,252	3,540	3,571	–	–	29,163	27,509	–	1,163	29,163	28,672
993	822	(414)	494	(229)	(264)	3,247	6,931	–	200	3,247	7,131
12,048	11,962	4,579	4,406	87	60	41,715	41,085	–	–	41,715	41,085
61	41	104	82	–	–	773	653	–	–	773	653
12,109	12,003	4,683	4,488	87	60	42,488	41,738	–	–	42,488	41,738
										32,798	27,797
										75,286	69,535
(301)	(280)	(167)	(158)	(5)	(1)	(999)	(940)	–	–	(999)	(940)
(1,579)	(1,496)	(2,712)	(1,196)	–	–	(6,403)	(4,699)	–	–	(6,403)	(4,699)
(1,880)	(1,776)	(2,879)	(1,354)	(5)	(1)	(7,402)	(5,639)	–	–	(7,402)	(5,639)
										(34,017)	(31,860)
										(41,419)	(37,499)
916	1,023	287	385	38	8	2,362	4,625	–	68	2,362	4,693
402	387	208	209	3	4	1,433	1,342	–	32	1,433	1,374
439	430	20	16	–	–	1,553	1,439	–	35	1,553	1,474
–	–	3	–	–	–	205	1,147	–	–	205	1,147
627	558	122	122	25	38	3,893	3,919	–	31	3,893	3,950
44	34	(18)	(11)	(7)	–	7	23	–	–	7	23
1	432	16	31	80	88	186	652	–	–	186	652
16,345	15,631	7,494	7,257	386	461	63,717	64,758	–	–	63,717	64,758

- Capital expenditure comprises additions to intangible assets (including goodwill) and additions to property, plant and equipment, including those arising from acquisitions.
- The 2001 Roche prescription segment result includes 777 million Swiss francs of expenses in respect of the Pharmaceuticals Division restructuring, which includes 187 million Swiss francs of impairment expense (see Note 6).
- The 2001 Vitamins and Fine Chemicals result includes 760 million Swiss francs of expenses for additional charges in respect of the vitamin case (see Note 5).
- The 2000 Roche prescription segment result includes 1,161 million Swiss francs of impairment expenses following the implementation of a new International Accounting Standard (see Note 1).
- The 2000 Genentech prescription segment result includes 3,949 million Swiss francs for the gain on sale of Genentech shares, and 158 million Swiss francs of expense in respect of fair value adjustments to inventories following the 1999 acquisition of 100% of Genentech's share capital.

Geographical information

2001	Sales to third parties (by destination)	Segment assets	Capital expenditure
Switzerland	513	4,191	319
European Union	9,000	14,557	632
Rest of Europe	1,282	489	51
Europe	10,795	19,237	1,002
North America	11,264	18,381	1,067
Latin America	2,827	2,199	138
Asia	3,418	2,325	127
Africa, Australia and Oceania	859	346	28
Segment total	29,163	42,488	2,362
Non-segment assets	–	32,798	–
Consolidated total	29,163	75,286	2,362
2000			
Switzerland	509	4,083	1,313
European Union	9,012	15,157	867
Rest of Europe	1,266	435	43
Europe	10,787	19,675	2,223
North America	10,636	17,296	1,992
Latin America	2,928	2,143	253
Asia	3,394	2,214	175
Africa, Australia and Oceania	927	410	50
Segment total	28,672	41,738	4,693
Non-segment assets	–	27,797	–
Consolidated total	28,672	69,535	4,693

- Segment assets include property, plant and equipment, goodwill and intangible assets, receivables, inventories and other assets which can be reasonably attributed to the reported business segments.
- Non-segment assets mainly include current and deferred income tax balances, and financial assets, principally cash, marketable securities, investments in associated companies and other investments.
- Capital expenditure comprises additions to intangible assets (including goodwill) and additions to property, plant and equipment, including those arising from acquisitions.

5. Vitamin case

Following the settlement agreement with the US Department of Justice on 20 May 1999 regarding pricing practices in the vitamin market and the overall settlement agreement to a class action suit brought by the US buyers of bulk vitamins, the Group recorded provisions in respect of the vitamin case in 1999. These provisions were the Group's best estimate at that time of the total liability that may arise, taking into account currency movements and the time value of money. Provisions for legal fees were recorded separately.

In November and December 2001, the European Union announced fines totalling 525 million euros (778 million Swiss francs) in respect of the vitamin case. Appropriate provision for these amounts had already been recorded.

At 31 December 2001 the Group reassessed the adequacy of its remaining provisions for the vitamin case. Based on the development of the litigation and recent settlement negotiations, mainly in the United States with direct customers who had previously opted out of the settlement, the Group has recorded additional provisions of 760 million Swiss francs. This amount reflects the terms of the settlements achieved recently in a number of individual civil cases. The total amount of the provisions is the liability that the Group expects to pay, adjusted for foreign currency translation effects and the time value of money. This assessment is based on currently available information. As litigation is in process and as new litigation may arise it is possible that the final obligation may be different from this. The total amount of the provisions is not disclosed as this may prejudice the Group's position in current litigation.

Net cash outflows in 2001 were 330 million Swiss francs (2000: net cash inflow of 41 million Swiss francs).

6. Pharmaceuticals Division restructuring

On 30 May 2001 the Group announced the 'Re-shaping for Future Growth' initiative, a major restructuring of its Pharmaceuticals Division, with the objective of improving the long-term profitability of the division by increasing sales and improving the division's cost structure. The Group announced approximately 3,000 job reductions over the following two to three years in conjunction with the closure or reorganisation of certain facilities, principally in the US, UK and Switzerland. Restructuring costs of 777 million Swiss francs have been charged in 2001. These consist of employee costs of 543 million Swiss francs, impairment charges of 187 million Swiss francs related to the closure of certain operations, other closure costs of 62 million Swiss francs, and are net of a gain on curtailment of post-employment defined benefit plans of 15 million Swiss francs (see Note 8).

Of the employee and closure costs, 239 million Swiss francs were paid by 31 December 2001, and the remaining 366 million Swiss francs were included as liabilities in the balance sheet as at 31 December 2001.

7. Givaudan spin-off in millions of CHF

On 8 June 2000 the Group's Fragrances and Flavours Division was spun off as an independent company under the name of Givaudan. The shares in Givaudan were distributed on this date as a special dividend to the holders of Roche shares and non-voting equity securities. As a result of the spin-off, assets totalling 3.9 billion Swiss francs and liabilities totalling 1.2 billion Swiss francs were transferred to Givaudan.

The results and cash flows of the Fragrances and Flavours Division up until the spin-off in June 2000 are included in the consolidated figures for 2000. However, the consolidated balance sheet for 2000 is shown after the spin-off and does not include this Division's assets and liabilities.

The sales, results, assets, liabilities and net cash flows of the Fragrances and Flavours Division as part of the Roche Group are shown as discontinuing operations in the following table:

	Continuing operations		Discontinuing operations		Group	Group
Statement of income	2001	2000	2001	2000	2001	2000
Sales	29,530	27,986	–	1,193	29,530	29,179
Less inter-divisional sales[a]	(367)	(477)	–	(30)	(367)	(507)
Sales to third parties	29,163	27,509	–	1,163	29,163	28,672
Expenses	(25,916)	(20,578)	–	(963)	(25,916)	(21,541)
Operating profit	3,247	6,931	–	200	3,247	7,131
Financial income (expense), net	1,515	2,383	–	(46)	1,515	2,337
Result before taxes	4,762	9,314	–	154	4,762	9,468
Income taxes	(1,038)	(2,226)	–	(46)	(1,038)	(2,272)
Result after taxes	3,724	7,088	–	108	3,724	7,196
Changes in accounting policies	–	1,395	–	–	–	1,395
Minority interests	(34)	33	–	–	(34)	33
Share of result of associated companies	7	23	–	–	7	23
Net income	3,697	8,539	–	108	3,697	8,647
Balance sheet at 31 December						
Property, plant and equipment	15,052	13,785	–	–	15,052	13,785
Intangible assets	14,943	15,870	–	–	14,943	15,870
Other long-term assets	6,416	5,143	–	–	6,416	5,143
Current assets	38,875	34,737	–	–	38,875	34,737
Total assets	75,286	69,535	–	–	75,286	69,535
Long-term debt	16,395	16,167	–	–	16,395	16,167
Other non-current liabilities	9,377	7,475	–	–	9,377	7,475
Current liabilities	15,647	13,857	–	–	15,647	13,857
Total liabilities	41,419	37,499	–	–	41,419	37,499
Net assets	33,867	32,036	–	–	33,867	32,036
Statement of cash flows						
Operating activities	5,088	3,726	–	190	5,088	3,916
Financing activities	(824)	(2,727)	–	189	(824)	(2,538)
Investing activities	(3,700)	(743)	–	(89)	(3,700)	(832)
Net effect of currency translation on cash	10	(51)	–	15	10	(36)
Increase (decrease) in cash	574	205	–	305	574	510

a) Transfer prices for inter-divisional sales are set on an arm's length basis.

8. Employee benefits in millions of CHF

	2001	2000
Wages and salaries	6,026	6,156
Social security costs	719	746
Post-employment benefits: defined benefit plans	264	298
Post-employment benefits: defined contribution plans	99	58
Other employee benefits	308	325
Total employees' remuneration	7,416	7,583

The charges for employee benefits are included in the relevant expenditure line by function. The number of employees at the year-end was 63,717 (2000: 64,758). Other employee benefits consist mainly of life insurance schemes and certain other insurance schemes providing medical and dental cover.

Post-employment benefits

Most employees are covered by retirement benefit plans sponsored by Group companies. The nature of such plans varies according to legal regulations, fiscal requirements and economic conditions of the countries in which the employees are employed. Other post-employment benefits consist mostly of post-retirement healthcare and life insurance schemes, principally in the United States. Plans are usually funded by payments from the Group and by employees to trusts independent of the Group's finances. Where a plan is unfunded, a liability for the whole obligation is recorded in the Group's balance sheet.

The amounts recognised in arriving at operating profit for post-employment defined benefit plans are as follows:

	2001	2000
Current service cost	362	333
Interest cost	685	675
Expected return on plan assets	(761)	(714)
Net actuarial (gains) losses recognised	(12)	2
Past service cost	5	3
(Gains) losses on curtailment	(15)	(1)
Total included in employees' remuneration	264	298

Gains on curtailment of 15 million Swiss francs relate to the 'Re-shaping for Future Growth' programme and have been included as part of 'Pharmaceuticals Division restructuring – other restructuring costs' in the income statement (see Note 6).

The actual return on plan assets was a negative return of 1,334 million Swiss francs (2000: positive return of 1,175 million Swiss francs).

The movements in the net asset (liability) recognised in the balance sheet for post-employment defined benefit plans are as follows:

	2001	2000
At beginning of year	(1,849)	(2,078)
Changes in Group organisation and Givaudan spin-off[3, 7]	–	84
Total expenses included in employees' remuneration (as above)	(264)	(298)
Contributions paid	177	174
Benefits paid (unfunded plans)	116	135
Currency translation effects and other	(17)	134
At end of year (as below)	(1,837)	(1,849)

Amounts recognised in the balance sheet for post-employment defined benefit plans are as follows:

	2001	2000
Unfunded plans		
Recognised (liability) for actuarial present value of unfunded obligations	(2,440)	(2,423)
Funded plans		
Actuarial present value of funded obligations due to past and present employees	(9,575)	(9,034)
Plan assets held in trusts at fair value	9,401	10,448
Plan assets in excess of actuarial present value of funded obligations	(174)	1,414
Less		
– unrecognised actuarial (gains) losses	731	(862)
– unrecognised past service costs	46	22
Net recognised asset (liability) for funded obligations due to past and present employees	603	574
Asset (liability) recognised		
Deficit recognised as part of liabilities for post-employment benefits	(2,610)	(2,502)
Surplus recognised as part of other long-term assets[16]	773	653
Total net asset (liability) recognised	(1,837)	(1,849)

The above amounts include non-pension post-employment benefit schemes, principally medical plans, with an actuarial present value of obligations of 737 million Swiss francs (2000: 690 million Swiss francs) and plan assets of 530 million Swiss francs (2000: 649 million Swiss francs). The related net liability recognised is 257 million Swiss francs (2000: 147 million Swiss francs). Actuarial gains of 50 million Swiss francs (2000: 106 million Swiss francs) were unrecognised.

Amounts recognised in the balance sheet for post-employment defined benefit plans are predominantly non-current and are reported as long-term assets and non-current liabilities.

Included within the fair value of the assets of the funded plans are 650,000 (2000: 900,000) of the Group's non-voting equity securities with a fair value of 77 million Swiss francs (2000: 149 million Swiss francs).

The Group operates defined benefit schemes in many countries and the actuarial assumptions vary based upon local economic and social conditions. The range of assumptions used in the actuarial valuations of the most significant defined benefit plans, which are in countries with stable currencies and interest rates, is as follows:

Discount rates	3 to 8%	(2000: 3 to 8%)
Projected rates of remuneration growth	2 to 9%	(2000: 2 to 9%)
Expected rates of return on plan assets	3 to 10%	(2000: 3 to 10%)
Healthcare cost trend rate	5 to 10%	(2000: 4 to 10%)

The Group's Japanese subsidiaries participate in the Tokyo Pharmaceutical Welfare Fund, a multi-employer plan which by its nature is a defined benefit plan. This is accounted for as a defined contribution plan in these financial statements as the Group does not have access to sufficient information about the plan to account for it as a defined benefit plan. Contributions in 2001 were 6 million Swiss francs (2000: 6 million Swiss francs).

Some employees of certain US subsidiaries of the Group receive Stock Appreciation Rights (SARs) as part of their compensation. The SARs may be exercised after a vesting period of two to three years for a cash payment, based upon the amount that the market price of the Group's American Depositary Shares (ADSs) at the point of exercise exceeds the strike price (grant price at issuance). The Group accrues for the expected cash outflow from the outstanding SARs. As at 31 December 2001 no accrual was required.

The Group operates an option compensation plan for certain employees. The Group purchases options in Roche non-voting equity securities from financial institutions, which are granted to certain employees. The costs of the options are deferred as deduction of equity when purchased, and are expensed when granted to employees. The obligation to deliver the non-voting equity securities rests with the financial institutions.

9. Other operating income (expense), net in millions of CHF

	2001	2000
Royalty income	660	626
Gain on disposal of Coreg	–	563
Other operating income	513	569
Total other operating income	1,173	1,758
Royalty expense	(918)	(740)
On-going restructuring expense	(40)	(46)
Other operating expense	(1,120)	(740)
Total other operating expense	(2,078)	(1,526)
Total other operating income (expense), net	(905)	232

10. Financial income (expense), net in millions of CHF

	2001	2000
Gains on sale of marketable securities	979	2,145
(Losses) on sale of marketable securities	(271)	(442)
Gains on sales of LabCorp shares[14]	1,160	956
Dividend income	161	201
Gains (losses) on equity derivatives, net	274	-
Write-downs and impairments of equity investments	(10)	(65)
Net income from equity investments	2,293	2,795
Interest income	646	537
Gains (losses) on interest rate derivatives, net	(57)	-
Write-downs and impairments of long-term loans	(33)	(33)
Total interest income	556	504
Interest expense	(851)	(907)
Amortisation of discount on debt instruments	(501)	(503)
Time cost of provisions[28]	(97)	(77)
Total interest expense	(1,449)	(1,487)
Foreign exchange gains (losses), net	261	325
Gains (losses) on foreign currency derivatives, net	(257)	-
Net foreign exchange gains (losses)	4	325
Other financial income (expense), net	111	200
Total financial income (expense), net	1,515	2,337

Gains and losses on derivatives are only shown in 2001, following the implementation of the new International Accounting Standard on 'Financial instruments: recognition and measurement' from 1 January 2001 (see Note 1).

11. Income taxes in millions of CHF

Income tax expenses

The amounts charged in the income statement are as follows:

	2001	2000
Current income taxes	1,335	2,913
Deferred income taxes	(297)	(641)
Total charge for income taxes	1,038	2,272

The Group's parent company, Roche Holding Ltd, and several of the Group's operating companies are domiciled in Switzerland. The maximum effective rate of all income taxes on companies domiciled in Basel, Switzerland, is 8% for holding companies and 25% for operating companies (2000: 8% and 25%).

Since the Group operates across the world, it is subject to income taxes in many different tax jurisdictions. The Group calculates its average expected tax rate as a weighted average of the tax rates in the tax jurisdictions in which the Group operates.

This rate increased during 2001 as operating income now makes up a considerably higher proportion of pre-tax income than has been the case in previous years. This leads to an increase in the Group's effective tax rate, as operating income typically occurs in jurisdictions with higher tax rates when compared to financial income.

The Group's effective tax rate differs from the Group's expected tax rate as follows:

	2001	2000
Group's average expected tax rate	22%	20%
Tax effect of		
- Income not taxable	-1%	-3%
- Expenses not deductible for tax purposes	+3%	+3%
- Other differences	-3%	-3%
- Gain from sale of Genentech shares	-	+8%
- Gain from sale of LabCorp shares	+2%	+2%
- Impairment of long-term assets	-	-3%
- Vitamin case	-1%	-
Group's effective tax rate	22%	24%

Income tax assets and liabilities

Amounts recognised in the balance sheet for income taxes are as follows:

	2001	2000
Current income taxes		
Current income tax assets	244	435
Current income tax liabilities	(716)	(882)
Net current income tax asset (liability) in the balance sheet	(472)	(447)
Deferred income taxes		
Deferred income tax assets	1,410	460
Deferred income tax liabilities	(4,162)	(2,535)
Net deferred income tax asset (liability) in the balance sheet	(2,752)	(2,075)

Amounts recognised in the balance sheet for deferred taxes are reported as long-term assets and non-current liabilities, of which approximately 40% and 15% respectively is current.

Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable. The Group has no significant unrecognised tax losses. Deferred income tax liabilities have not been established for the withholding tax and other taxes that would be payable on the unremitted earnings of certain foreign subsidiaries, as such amounts are currently regarded as permanently reinvested. These unremitted earnings totalled 27.1 billion Swiss francs at 31 December 2001 (2000: 24.8 billion Swiss francs).

The deferred income tax assets and liabilities and the deferred income tax charges (credits) are attributable to the following items:

2001	Property, plant and equipment, and intangible assets	Restructuring provisions	Other temporary differences	Total
Net deferred income tax asset (liability) at beginning of year	(3,342)	146	1,121	(2,075)
Changes in accounting policies[1]	-	-	(561)	(561)
On issue of debt instruments[26]	-	-	(46)	(46)
(Charged) credited to the income statement	90	21	186	297
(Charged) credited to equity[24]	-	-	(367)	(367)
Changes in Group organisation[3]	(22)	-	5	(17)
Currency translation effects and other	14	3	-	17
Net deferred income tax asset (liability) at end of year	(3,260)	170	338	(2,752)

2000	Property, plant and equipment, and intangible assets	Restructuring provisions	Other temporary differences	Total
Net deferred income tax asset (liability) at beginning of year	(3,128)	302	101	(2,725)
Changes in accounting policies[1]	49	–	–	49
On issue of debt instruments	–	–	(128)	(128)
(Charged) credited to the income statement	312	(144)	473	641
Changes in Group organisation, including Givaudan spin-off[3, 7]	(54)	(8)	(55)	(117)
Currency translation effects and other	(521)	(4)	730	205
Net deferred income tax asset (liability) at end of year	(3,342)	146	1,121	(2,075)

12. Property, plant and equipment in millions of CHF

	Land	Buildings and land improvements	Machinery and equipment	Construction in progress	2001 Total	2000 Total
Net book value						
At beginning of year	676	5,428	6,303	1,378	13,785	14,240
Currency translation effects	(3)	21	34	5	57	(201)
Changes in Group organisation, including Givaudan spin-off[3, 7]	–	–	5	–	5	(943)
Genentech synthetic leases	30	448	438	197	1,113	–
Additions	64	130	781	956	1,931	2,183
Disposals	(44)	(27)	(100)	(40)	(211)	(120)
Transfers	21	304	555	(880)	–	–
Depreciation charge	–	(248)	(1,185)	–	(1,433)	(1,374)
Pharmaceuticals Division restructuring – impairment charge[6]	–	(147)	(40)	–	(187)	–
Other impairment charges	–	(4)	(4)	–	(8)	–
At end of year	744	5,905	6,787	1,616	15,052	13,785
At 31 December						
Cost	744	9,133	14,653	1,616	26,146	23,871
Accumulated depreciation	–	(3,228)	(7,866)	–	(11,094)	(10,086)
Net book value	744	5,905	6,787	1,616	15,052	13,785

The Group's subsidiary Genentech has synthetic leases on certain of its facilities in California. In November 2001 Genentech entered into a transaction to refinance its largest synthetic lease through a special purpose entity structure, which under the Group's accounting policy should be consolidated. Accordingly the property, plant and equipment at this site (with a net book value of 714 million Swiss francs) is now recorded on the Group's balance sheet and an additional 714 million Swiss francs is recorded as short-term debt. In addition, the Group considers it appropriate to record the remaining Genentech synthetic leases as finance leases, and accordingly has recorded an additional 399 million Swiss francs of property, plant and equipment and the same amount as a long-term finance lease payable.

These reclassifications were recorded effective 1 January 2001 and the Group's operating income in 2001 includes a full year's depreciation charge on these facilities. The effect of the reclassification is to reduce net income in 2001 by 21 million Swiss francs. The equivalent amount for 2000 would have been 13 million Swiss francs.

Excluding the Genentech synthetic leases, at 31 December 2001 the capitalised cost of machinery and equipment under finance leases amounts to 581 million Swiss francs (2000: 356 million Swiss francs) and the net book value of these assets amounts to 221 million Swiss francs (2000: 250 million Swiss francs).

Operating lease commitments

At 31 December the future minimum annual payments under non-cancellable operating leases were as follows:

	2001	2000
Within one year	100	191
Between one and five years	140	437
Thereafter	12	39
Total minimum annual payments	252	667

Total rental expense in 2001 for all operating leases was 299 million Swiss francs (2000: 322 million Swiss francs).

The Group has capital commitments for the purchase or construction of property, plant and equipment totalling 1.8 billion Swiss francs.

13. Intangible assets in millions of CHF

	Goodwill	Patents, licences, trademarks and other	2001 Total	2000 Total
Net book value				
At beginning of year	6,550	9,320	15,870	15,672
Changes in accounting policies[1]	–	–	–	1,501
Currency translation effects	72	145	217	68
Changes in Group organisation, including Givaudan spin-off[3,7]	13	202	215	1,054
Additions	–	209	209	219
Disposals	–	(5)	(5)	(23)
Amortisation charge	(528)	(1,025)	(1,553)	(1,474)
Impairment charge	–	(10)	(10)	(1,147)
At end of year	6,107	8,836	14,943	15,870
At 31 December				
Cost	17,489	17,370	34,859	34,611
Accumulated depreciation	(11,382)	(8,534)	(19,916)	(18,741)
At end of year	6,107	8,836	14,943	15,870

On 1 January 2000 the Group recognised an impairment charge of 1,161 million Swiss francs when implementing a change in accounting policy (see Note 1). In 2001 a charge of 10 million Swiss francs (2000: a credit of 14 million Swiss francs) is recognised, based on changes in the recoverable amounts of impaired assets during the year.

14. Investments in associated companies and joint ventures in millions of CHF

The Group has investments in associated companies as listed below. These have been accounted for using the equity method.

	Share of net income 2001	Share of net income 2000	Balance sheet value 2001	Balance sheet value 2000
Laboratory Corporation of America Holdings (USA)	44	34	-	429
Basilea Pharmaceutica (Switzerland)	(12)	-	89	101
Other investments accounted for using the equity method	(25)	(11)	97	122
Total investments accounted for using the equity method	7	23	186	652

Laboratory Corporation of America Holdings

On 6 June 2001 the Group sold 6,000,000 shares of LabCorp, resulting in a pre-tax gain after incidental costs of 1,160 million Swiss francs which was recorded as part of financial income (expense), net. The net pre-tax cash inflow was 1,420 million Swiss francs. As of the date of this sale the Group's remaining investment in LabCorp is accounted for as available-for-sale marketable securities.

On 6 June 2000 LabCorp announced that it had called for the redemption on 7 July 2000 of all of its outstanding convertible preferred stock. During this redemption period, the Group sold sufficient of its holding in LabCorp's ordinary stock such that the Group's non-controlling interest in LabCorp would be at a similar level after the redemption date as it was before. The Group realised a pre-tax gain of 296 million Swiss francs during this process. On 17 October 2000 the Group sold 4,000,000 shares of LabCorp, resulting in a pre-tax gain after incidental costs of 660 million Swiss francs. The above transactions resulted in a net pre-tax cash inflow of 1,123 million Swiss francs.

Basilea Pharmaceutica

On 17 October 2000 the Group contributed cash of 206 million Swiss francs to establish a newly formed Swiss company, Basilea Pharmaceutica Ltd (Basilea). The Group also transferred certain know-how and intellectual property in antibiotics, antifungals and dermatology, and property, plant and equipment to Basilea for a consideration of 6 million Swiss francs. On 31 October 2000 the Group sold 51% of the shares of Basilea. The Group retains a non-controlling interest in Basilea.

Transactions between the Group and its associated companies are as follows:

	2001	2000
Income statement		
Income from the sale of goods or supply of services	53	77
Expenses for the purchase of goods or supply of services	(1)	(34)
Balance sheet		
Trade accounts receivable	2	2

Bayer joint venture

The Group has a 50% stake in Bayer Roche LLC, a joint venture with the Bayer Group in the over-the-counter (OTC) field to market and distribute the product Aleve and several other OTC products in the United States. This joint venture is included in the financial statements using the proportionate consolidation method. The effect on the income statement and balance sheet is as follows:

	2001	2000
Income statement		
Sales	249	217
Expenses	(243)	(246)
Net income after taxes	6	(29)
Balance sheet		
Long-term assets	350	365
Current assets	161	149
Non-current liabilities	(116)	(188)
Current liabilities	(228)	(226)
Net assets	167	100

15. Other investments in millions of CHF

	2001	2000
Non-current investments		
- available-for-sale investments	2,034	1,216
- held-to-maturity investments	332	342
Total other investments	2,366	1,558

Other investments are held for strategic purposes and therefore are classified as non-current. Marketable securities are held for fund management purposes and therefore are classified as current (see Note 20).

Following a change in accounting policy (see Note 1), available-for-sale investments are now carried at fair value. In 2000, available-for-sale investments were valued at the lower of cost and market value. The fair value of available-for-sale investments at 31 December 2000 was 2,052 million Swiss francs, which was 836 million Swiss francs more than the reported carrying value.

Held-to-maturity investments are held at amortised cost. Their effective interest rate is 4.0% (2000: 6.9%).

16. Other long-term assets in millions of CHF

	2001	2000
Recognised surplus on funded pension plans[8]	773	653
Loans receivable	379	491
Prepaid employee benefits	777	632
Restricted cash	148	146
Other	377	551
Total other long-term assets	2,454	2,473

Loans receivable comprise all loans to third parties with a term of over one year. They are recorded at amortised cost. Restricted cash consists of cash set aside as collateral under certain lease agreements. Other long-term assets consist of various assets not otherwise shown separately from which the Group expects to derive economic benefits in over one year.

17. Inventories in millions of CHF

	2001	2000
Raw materials and supplies	955	963
Work in process	650	545
Finished goods	4,542	4,525
Less: provision for slow-moving and obsolete inventory	(367)	(279)
Total inventories	5,780	5,754

Inventories held at net realisable value have a carrying value of 12 million Swiss francs (2000: 26 million Swiss francs).

18. Accounts receivable – trade in millions of CHF

	2001	2000
Accounts receivable	5,936	5,759
Notes receivable	145	109
Less: provision for doubtful accounts	(302)	(349)
Total accounts receivable – trade	5,779	5,519

At 31 December 2001, accounts receivable – trade include amounts denominated in US dollars equivalent to 2.1 billion Swiss francs (2000: 2.0 billion Swiss francs) and amounts denominated in euros equivalent to 2.0 billion Swiss francs (2000: 1.9 billion Swiss francs).

Bad debt expense was 30 million Swiss francs (2000: 42 million Swiss francs).

19. Other current assets in millions of CHF

	2001	2000
Accrued interest income	96	122
Prepaid expenses	672	1,099
Derivative financial instruments[27]	661	247
Other receivables	1,095	913
Total other current assets	2,524	2,381

20. Marketable securities in millions of CHF

	2001	2000
Available-for-sale current investments		
– shares	7,537	11,347
– bonds and debentures	4,360	4,669
– money market instruments	9,515	2,070
Total marketable securities	21,412	18,086

Marketable securities are held for fund management purposes and therefore are classified as current. Other investments held for strategic purposes are classified as non-current (see Note 15).

Following a change in accounting policy (see Note 1), marketable securities are now carried at fair value. *In 2000, marketable securities were valued at the lower of cost and market value.* The fair value of marketable securities at 31 December 2000 was 18,367 million Swiss francs, which was 281 million Swiss francs more than the reported carrying value.

Shares: These consist primarily of readily saleable equity securities.

Bonds and debentures:

Contracted maturity	Amount	Average effective interest rate
2001		
Within one year	1,609	2.90%
Between one and five years	1,748	4.30%
Over five years	1,003	4.80%
	4,360	4.23%
2000		
Within one year	1,054	3.00%
Between one and five years	1,163	4.50%
Over five years	2,452	5.20%
	4,669	4.97%

Money market instruments: These generally have fixed interest rates ranging from 1.22% to 7.75% (2000: 3.1% to 4.8%) depending upon the currency in which they are denominated. They are contracted to mature within one year of 31 December 2001.

21. Accrued and other current liabilities in millions of CHF

	2001	2000
Deferred income	218	161
Accrued payroll and related items	776	768
Interest payable	230	298
Derivative financial instruments[27]	653	41
Other accrued liabilities	2,157	2,082
Total accrued and other current liabilities	4,034	3,350

22. Equity

Share capital

At the Annual General Meeting on 3 April 2001, the shareholders approved a 100 for 1 stock split of the shares and non-voting equity securities of Roche Holding Ltd. The split took place on 4 May 2001. The number of shares and non-voting equity securities in issue is now 160,000,000 and 702,562,700, respectively. The nominal value of the shares is now 1 Swiss franc. The non-voting equity securities have no nominal value. All comparative per share information has been restated for the split.

Based on information supplied to Roche by a shareholders' group with pooled voting rights, comprising Dr L. Hoffmann, Ms V. Michalski-Hoffmann, Ms M.-A. Hoffmann, Mr A. Hoffmann, Ms V. Oeri-Hoffmann, Dr A. Oeri, Ms S. Duschmalé-Oeri, Ms C. Oeri, Ms B. Oeri, Ms M. Oeri and Dr F. Gerber, that group holds 80,020,000 shares (after the above share split) as in the preceding year. This figure does not include any shares without pooled voting rights that are held outside this group by individual members of the group. There were no transactions with these individuals other than those in the ordinary course of business.

Non-voting equity securities *(Genussscheine)*

As of 31 December 2001, 702,562,700 non-voting equity securities had been issued. Under Swiss company law these non-voting equity securities have no nominal value, are not part of the share capital and cannot be issued against a contribution which would be shown as an asset in the balance sheet of Roche Holding Ltd. Each non-voting equity security confers the same rights as any of the shares to participate in the net profit and any remaining proceeds from liquidation following repayment of the nominal value of the shares and, if any, participation certificates. In accordance with the law and the Articles of Incorporation of Roche Holding Ltd, the company is entitled at all times to exchange all or some of the non-voting equity securities into shares or participation certificates.

Dividends

On 3 April 2001 the shareholders approved the distribution of a dividend of 1.15 Swiss francs per share and non-voting equity security (2000: 1.00 Swiss franc) in respect of the 2000 business year. The distribution to holders of outstanding shares and non-voting equity securities totalled 981 million Swiss francs and has been recorded against retained earnings in 2001. In 2000 the shareholders also approved the special dividend in respect of the Givaudan spin-off. The accounting effect of this distribution, which primarily includes the carrying value in the Group's financial statements of the assets and liabilities of Givaudan, totalled 2,642 million Swiss francs and has been included with the special dividend as a movement in retained earnings in 2000.

Own equity instruments

At 31 December 2001 the number of non-voting equity securities held was 23,669,345 (2000: 28,456,600). The net cash inflow from transactions in own equity instruments was 706 million Swiss francs (2000: net cash outflow of 875 million Swiss francs).

The Group holds its own equity instruments primarily to meet the obligations that may arise in respect of certain of the Group's debt instruments. This may be achieved by holding physical non-voting equity securities or by holding derivative instruments such as forward contracts or call options. At 31 December 2001 the Group held derivative instruments equivalent to 19,498,489 (2000: 20,099,700) non-voting equity securities. If all of these instruments were exercised then a total of 43,167,834 (2000: 48,556,300) non-voting equity securities would be available to the Group.

The reduction in the number of non-voting equity securities physically held by the Group has increased the total number of shares outstanding figure used in the earnings per share calculations, and the impact of this is to reduce earnings per share by 1% in 2001.

23. Earnings per share and non-voting equity security

All per share information is restated for the 100 for 1 share split that took place on 4 May 2001 (see Note 22).

Basic earnings per share and non-voting equity security

	2001	2000
Net income (millions of CHF)	3,697	8,647
Number of shares (millions)[22]	160	160
Number of non-voting equity securities (millions)[22]	703	703
Weighted average number of own non-voting equity securities held (millions)	(22)	(28)
Total (millions)	841	835
Basic earnings per share and non-voting equity security (CHF)	4.40	10.36

Diluted earnings per share and non-voting equity security

For the calculation of diluted earnings per share and non-voting equity security, the weighted average number of shares and non-voting equity securities outstanding is adjusted to assume conversion of all dilutive potential shares or non-voting equity securities.

	2001	2000
Net income (millions of CHF)	3,697	8,647
Elimination of interest expense, net of tax, of convertible debt instruments, where dilutive (millions of CHF)	50	114
Increase in minority share of Group net income, net of tax, assuming all outstanding Genentech stock options exercised	(7)	-
Net income used to calculate diluted earnings per share (millions of CHF)	3,740	8,761
Weighted average number of shares and non-voting equity securities in issue (millions)	841	835
Adjustment for assumed conversion of convertible debt instruments, where dilutive (millions)	14	20
Weighted average number of shares and non-voting equity securities in issue used to calculate dilutive earnings per share (millions)	855	855
Diluted earnings per share and non-voting equity security (CHF)	4.37	10.24

24. Retained earnings in millions of CHF

	Accumulated profit and loss	Fair value reserve – available-for-sale investments	Fair value reserve – qualifying cash flow hedges	Equity conversion options	Currency translation reserve	2001 Total	2000 Total
At beginning of year	31,839	-	-	24	(249)	31,614	26,794
Changes in accounting policies[1]	(283)	610	55	-	-	382	-
Net income	3,697	-	-	-	-	3,697	8,647
Dividends paid	(981)	-	-	-	-	(981)	(835)
Givaudan spin-off – special dividend and transfer of net assets[7,22]	-	-	-	-	-	-	(2,642)
Changes in fair value	-	(1,077)	11	-	-	(1,066)	-
Recognised in net income	-	(613)	(53)	-	-	(666)	-
Deferred income taxes[11]	-	(364)	(3)	-	-	(367)	-
Minority interests[25]	-	22	(2)	-	-	20	-
Equity component of new convertible debt[26]	-	-	-	86	-	86	24
Currency translation gains (losses)	-	-	-	-	(446)	(446)	(374)
Total	34,272	(1,422)	8	110	(695)	32,273	31,614

25. Minority interests in millions of CHF

	2001	2000
At beginning of year	4,428	3,047
Changes in accounting policies[1]	239	155
Givaudan spin-off[7]	-	(2)
Sales of Genentech shares[3]	-	649
Conversion option embedded in the 'LYONs IV' notes issued in 2000	-	172
Minority share of Group net income, net of tax	34	(33)
Net effect of movements in fair value (charged) credited to equity[24]	(20)	-
Net effect of exercise of Genentech stock options and Genentech stock repurchases	120	381
Currency translation effects and other	93	59
At end of year	4,894	4,428
Of which:		
Genentech	4,867	4,377
Other	27	51
Total minority interests	4,894	4,428

Genentech

As of 31 December 2001 the minority interest of 42% in Genentech is publicly held by third parties. The Group's transactions in Genentech shares are described in Note 3.

At 31 December 2001 Genentech had options outstanding under its employee stock option plans which entitled the holders on exercise of the options to purchase 46.6 million shares at prices ranging from USD 12.53 to USD 95.66. Of these options outstanding 21.5 million were exercisable at that date.

26. Debt in millions of CHF

	2001	2000
Amounts due to banks and other financial institutions	3,290	4,427
Debt instruments	14,111	13,510
Capitalised lease obligations	563	206
Other borrowings	101	13
Total debt	18,065	18,156
Less: current portion of long-term debt (amounts due within one year)	(1,670)	(1,989)
Total long-term debt	16,395	16,167

Short-term debt totalling 7,335 million Swiss francs (2000: 5,451 million Swiss francs) consists of the current portion of long-term debt, as shown in the above table, together with short-term bank loans and overdrafts and other short-term debt amounting to 5,665 million Swiss francs (2000: 3,462 million Swiss francs).

The 2001 balances include 714 million Swiss francs of short-term debt and 399 million Swiss francs of long-term finance lease payable in respect of Genentech synthetic leases (see Note 12).

Repayment terms of long-term debt

	2001	2000
Within one year	1,670	1,989
Between one and two years	5,091	2,519
Between two and three years	4,159	3,507
Between three and four years	3,341	3,470
Between four and five years	276	1,520
Thereafter	3,528	5,151
Total long-term debt	18,065	18,156

The 'LYONs' zero coupon US dollar exchangeable notes (see below) are reflected as due the first year that the holders of the notes can request the Group to purchase the notes.

The fair value of long-term debt is 17.5 billion Swiss francs (2000: 20.8 billion Swiss francs). This is calculated based upon the present value of the future cash flows on the instrument, discounted at a market rate of interest for instruments with similar credit status, cash flows and maturity periods.

Amounts due to banks and other financial institutions

Interest rates on these amounts, which are primarily denominated in US dollars and euros, average approximately 3.7% (2000: 5%). Repayment dates vary between 1 and 15 years.

Debt instruments

The carrying value of the Group's debt instruments is given in the table below.

	Effective interest rate	2001	2000
Swiss franc bonds			
'Bullet' 2% due 2003, principal 1.25 billion Swiss francs	2.20%	1,247	1,245
'Rodeo' 1.75% due 2008, principal 1 billion Swiss francs	2.83%	933	923
US dollar bonds			
'Bull Spread' 3.5% due 2001, principal 1 billion US dollars	5.13%	–	1,610
'Chameleon' 6.75% due 2009, principal 1 billion US dollars	6.85%	1,667	1,622
Japanese yen bonds			
'Samurai' 1% due 2002, principal 100 billion Japanese yen	4.80%	1,263	1,051
Swiss franc convertible bonds			
'Helveticus' dividend-linked convertible bonds, due 2003, principal 1 billion Swiss francs	2.65%	215	215
Zero coupon US dollar exchangeable notes			
'LYONs II' due 2010, principal 2.15 billion US dollars	7.12%	1,976	1,785
'LYONs III' due 2012, principal 3 billion US dollars	6.48%	2,532	2,301
'LYONs IV' due 2015, principal 1.506 billion US dollars	4.14%	1,462	1,363
'LYONs V' due 2021, principal 2.051 billion US dollars	4.18%	1,544	–
Japanese yen exchangeable bonds			
'Sumo' 0.25% due 2005, principal 104.6 billion Japanese yen	1.47%	1,265	1,388
Limited conversion preferred stock	3.00%	7	7
Total debt instruments	–	14,111	13,510

Repayment of 'Bull Spread' US dollar bonds

On the due date of 16 May 2001 the Group repaid the principal amount of 1 billion US dollars of the 3.5% US dollar bonds originally issued in 1991. The resulting cash outflow was 1,734 million Swiss francs.

Issue of 'LYONs V' US dollar notes exchangeable into non-voting equity securities

On 25 July 2001 the Group issued zero coupon US dollar exchangeable notes due 25 July 2021 with a principal amount of 2,051 million US dollars. The notes are exchangeable into non-voting equity securities, at any time prior to maturity.

Net proceeds from the issue were 980 million US dollars (1,689 million Swiss francs). These have been initially allocated as 3,535 million Swiss francs of debt, 1,978 million Swiss francs of unamortised discount, 86 million Swiss francs of equity (in respect of the conversion option embedded in the bonds) and 46 million Swiss francs of deferred tax liability.

Swiss franc convertible bonds

'Helveticus': An annual payment distribution amount is paid on 31 July for each bond of CHF 9,530 par value in the place of a fixed rate of interest. This annual payment distribution amount equals two hundred times the ordinary and/or extraordinary dividend declared on one non-voting equity security of Roche Holding Ltd for the business year ended on 31 December which was nineteen months prior to 31 July for the relevant year. Each bond is exchangeable for one hundred non-voting equity securities of Roche Holding Ltd at any time during the life of the bond. In accordance with the terms of the bonds an additional cash payment of CHF 200 is made upon conversion of each bond.

Zero coupon US dollar exchangeable notes

'LYONs II': The notes are exchangeable for American Depositary Shares (ADSs) at an adjusted exchange ratio of 4.84495 exchange ADSs per USD 1,000 principal amount at maturity of the notes. The Group will purchase any note for cash, at the option of the holder, on 20 April 2003 for a purchase price per USD 1,000 principal amount of the notes of USD 617.78. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 20 April 2003 at the issue price plus accrued original issue discount (OID).

'LYONs III': The notes are exchangeable for ADSs at an exchange ratio of 3.62514 exchange ADSs per USD 1,000 principal amount at maturity of the notes. The Group will purchase any note for cash, at the option of the holder, on 6 May 2004 and 6 May 2008 for a purchase price per USD 1,000 principal amount of the notes of USD 605.29 and USD 778.01, respectively. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 6 May 2004 at the issue price plus accrued original issue discount (OID).

'LYONs IV': The notes are exchangeable for Genentech shares at an exchange ratio of 8.65316 Genentech shares per USD 1,000 principal amount at maturity of the notes. The Group has the right to pay cash equal to the market value of the Genentech shares in lieu of delivering Genentech shares. The Group will purchase any note for cash, at the option of the holder, on 19 January 2004 and 19 January 2010 for a purchase price per USD 1,000 principal amount of the notes of USD 740.49 and USD 872.35, respectively. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 19 January 2004 at the issue price plus accrued original issue discount (OID).

'LYONs V': The notes are exchangeable for ADSs at an exchange ratio of 5.33901 exchange ADSs per USD 1,000 principal amount at maturity of the notes. The Group will purchase any note for cash, at the option of the holder, on 25 January 2005, 25 July 2007 and 25 July 2011 for a purchase price per USD 1,000 principal amount of the notes of USD 552.79, USD 604.74 and USD 698.20, respectively. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 25 July 2007 at the issue price plus accrued original issue discount (OID).

Japanese yen exchangeable bonds

'Sumo': Each bond of JPY 1,410,000 par value is exchangeable for one hundred non-voting equity securities of Roche Holding Ltd at an exchange ratio of 1.03292. The bonds will be redeemable at maturity at the issue price (96.4%) plus accrued original issue discount (OID) at 100%.

Unamortised discount

Included within the carrying value of debt instruments are the following unamortised discounts:

	2001	2000
Swiss franc bonds	70	82
US dollar bonds	13	41
Japanese yen bonds	17	55
Swiss franc convertible bonds	1	1
Zero coupon US dollar exchangeable notes	7,115	5,443
Japanese yen exchangeable bonds	74	103
Total unamortised discount	7,290	5,725

27. Derivative financial instruments in millions of CHF

In appropriate circumstances the Group uses derivative financial instruments as part of its risk management and trading strategies. This is discussed in Note 2.

Following a change in accounting policy, derivative financial instruments in 2001 are carried at fair value. This change in accounting policy and the methods used for determining fair value are described in Note 1. The fair value of derivative financial instruments as at 31 December 2000 was 271 million Swiss francs, which was 65 million Swiss francs more than the reported carrying value.

	2001	2000
Foreign currency derivatives		
- forward exchange contracts and swaps	25	84
- options	21	17
Interest rate derivatives		
- swaps	(83)	5
- other	1	1
Other derivatives	44	99
Total carrying value of derivative financial instruments	8	206

Asset (liability) recognised

	2001	2000
Other current assets[19]	661	247
Accrued and other current liabilities[21]	(653)	(41)
Total net asset (liability) recognised	8	206

Hedge accounting

Following the implementation of the new International Accounting Standard on 'Financial instruments: recognition and measurement' the Group has changed its policy on hedge accounting effective from 1 January 2001. The new policy, which is described in Note 1, requires that to qualify for hedge accounting the hedging relationship must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement.

As described in Note 2, the Group has financial risk management policies, which cover foreign exchange risk, interest rate risk, market risk, credit risk and liquidity risk. When deemed appropriate, certain of the above risks are altered through the use of derivatives. While many of these transactions can be considered as hedges in economic terms, if the required conditions are not met, then the relationship does not qualify for hedge accounting. In this case the hedging instrument and the hedged item are reported independently as if there were no hedging relationship, which means that any derivatives are reported at fair value, with changes in fair value included in financial income (expense).

Due to the considerable administrative cost of maintaining the necessary documentation and tracking procedures, the Group generally limits the use of hedge accounting for certain significant transactions. Consequently as at 31 December 2001 the Group has no fair value hedges, cash flow hedges or hedges of net investment in a foreign entity that meet the strict requirements to qualify for hedge accounting, apart from those described below.

Fair value hedges: The Group has equity investments in various biotechnology companies that are subject to a greater risk of market fluctuation than the stock market in general. To manage part of this exposure the Group enters into derivative financial instruments such as zero cost collars and forward contracts. Any changes in the fair values are reported in financial income (expense).

Cash flow hedges: The Group has expected foreign currency cash flows from future royalty income and development expenses. To hedge part of this transaction exposure the Group enters into derivative financial instruments such as options and forward contracts. The Group also has anticipated cash flows from its interest-bearing investments, which are exposed to changes in interest rates. To manage part of this risk the Group enters into interest rate swap agreements, which effectively convert part of the expected interest income from variable to fixed rate. Movements on the fair value reserve for designated cash flow hedges are disclosed in Note 24.

28. Provisions in millions of CHF

	Restructuring provisions	Other provisions	2001 Total	2000 Total
At beginning of year	428	3,567	3,995	4,354
Changes in Group organisation, including Givaudan spin-off[3, 7]	14	4	18	6
Pharmaceuticals Division restructuring[6]				
– additional provisions created	605	–	605	–
– amounts utilised during the year	(239)	–	(239)	–
Additional provision created in respect of the vitamin case[5]	–	760	760	–
Other provisions				
– additional provisions created	44	132	176	443
– unused amounts reversed	(45)	(251)	(296)	(165)
– utilised during the year	(203)	(787)	(990)	(970)
– increase in discounted amount due to passage of time or change in discounting rate[10]	–	97	97	77
Currency translation effects and other	(8)	(151)	(159)	250
At end of year	596	3,371	3,967	3,995
Of which:				
Current portion of provisions	309	1,543	1,852	1,959
Non-current portions of provisions	287	1,828	2,115	2,036
Total provisions	596	3,371	3,967	3,995

Restructuring provisions arise from planned programmes that materially change the scope of business undertaken by the Group or the manner in which business is conducted. Such provisions include only the costs necessarily entailed by the restructuring which are not associated with the on-going activities of the Group. The creation of such provisions is recorded as a charge against other operating income, except where they arise from the restructuring of newly acquired companies, in which case they are included in the acquisition accounting and hence form part of the goodwill. See also Note 6 regarding the Pharmaceuticals Division restructuring.

Other provisions consist mainly of legal, environmental and similar matters. Other provisions include provisions in respect of the vitamin case (see Note 5).

29. Contingent liabilities

The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those relating to environmental protection, in the countries in which it operates. The industries in which the Group is engaged are also subject to physical risks of various kinds. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings are not predictable.

Vitamin case

Provisions have been recorded in respect of the vitamin case, as disclosed in Note 5. These provisions are the Group's best current estimate of the total liability that may arise. This assessment is based on currently available information. As litigation is in process and as new litigation may arise it is possible that the final obligation may be different from this.

Igen litigation

On 15 February 2002 the United States District Court of Maryland entered judgement in the civil litigation between Roche Diagnostics GmbH, Germany, (RDG) and Igen International, Inc. (Igen) over claims related to the licensing of Igen's electrochemiluminescence (ECL) to RDG. The court concluded that several breaches of the licence agreement were material so that Igen has the right to terminate the licence agreement, and awarded Igen 105.4 million US dollars in compensatory damages and 400 million US dollars in punitive damages. RDG will file an appeal against the decision. An existing order of the court bars any licence termination until all appeal proceedings are completed. While any appeal is in progress, RDG will continue to provide its customers with the products and services and will continue all planned innovations based on the ECL technology.

RDG and previously Boehringer Mannheim have been in litigation since 1997 over these matters. When acquiring Boehringer Mannheim, RDG assessed the Igen litigation and the adequacy of the provision already recorded by Boehringer Mannheim. RDG has reassessed the adequacy of these provisions and has concluded that, based on currently available information, it is not appropriate to record additional provisions at this point. The total amount of the provisions is the liability that RDG expects to pay, adjusted for foreign currency translation effects and the time value of money. As litigation is in process it is possible that the final obligation may be different from this. The total amount of the provisions is not disclosed as this may prejudice the RDG position in current litigation, however the provisions are significantly less than the amounts awarded by the court.

30. Cash flow statement in millions of CHF

Cash flows from operating activities

Cash flows from operating activities are those derived from the Group's primary activities, as described in the divisional review. This is calculated by the indirect method, by adjusting the Group's operating profit for any operating income and expenses that are not cash flows (for example depreciation, amortisation and impairment) in order to derive the cash generated from operations. This and other operating cash flows are shown in the cash flow statement. Operating cash flows also include income taxes paid on all activities, including, for example, the taxes paid on the gains on Genentech and LabCorp share sales.

	2001	2000
Net income	3,697	8,647
Add back non-operating (income) expense		
– Financial (income) expense, net[10]	(1,515)	(2,337)
– Income taxes[11]	1,038	2,272
– Changes in accounting policies[1]	–	(1,395)
– Income applicable to minority interests[25]	34	(33)
– Share of result of associated companies[14]	(7)	(23)
Operating profit	3,247	7,131
Depreciation of property, plant and equipment[12]	1,433	1,374
Amortisation of intangible assets[13]	1,553	1,474
Impairment of long-term assets[12, 13]	18	1,147
Gain on sale of Genentech shares[4]	–	(3,949)
Charge for vitamin case[5]	760	–
Charge for Pharmaceuticals Division restructuring[6]	777	–
Genentech inventory write-up charged[4]	–	158
Expense for defined benefit post-employment plans[8]	264	298
Other adjustments	(114)	(388)
Cash generated from operations	7,938	7,245

Cash flows from financing activities

Cash flows from financing activities are primarily the proceeds from issue and repayments of the Group's equity and debt instruments. They also include interest payments and dividend payments on these instruments. Cash flows from short-term financing, including finance leases, are also included. These cash flows indicate the Group's transactions with the providers of its equity and debt financing.

Cash flows from short-term borrowings are shown as a net movement, as these consist of a large number of transactions with short maturity.

Proceeds from issue of long-term debt

	2001	2000
'LYONs V' zero coupon exchangeable US dollar notes due 2021[26]	1,689	–
'LYONs IV' zero coupon exchangeable US dollar notes due 2015[26]	–	1,562
'Sumo' 0.25% exchangeable Japanese yen bonds due 2005[26]	–	1,599
Long-term bank loans and other borrowings[26]	421	982
Total	2,110	4,143

Repayment of long-term debt

	2001	2000
Repayment of 'Bull Spread' 2.75% US dollar bonds[26]	(1,734)	–
Repayment of 'Knock Out' 2.75% US dollar bonds[26]	–	(1,648)
Exercise of 'Helveticus' dividend-linked Swiss francs convertible bonds[26]	–	(659)
Long-term bank loans and other borrowings[26]	(1,074)	(755)
Total	(2,808)	(3,062)

Interest and dividends paid

	2001	2000
Interest paid	(919)	(902)
Dividends paid	(981)	(835)
Total	(1,900)	(1,737)

Cash flows from investing activities

Cash flows from investing activities are principally those arising from the Group's investments in property, plant and equipment and intangible assets, and from the acquisition and divestment of subsidiaries, associated companies and businesses. Cash flows connected with the Group's portfolio of marketable securities and other investments are also included as are any interest and dividend payments received in respect of these securities and investments. These cash flows indicate the Group's net reinvestment in its operating assets and the cash flow effects of the changes in Group organisation, as well as the cash generated by the Group's other investments.

Cash flows from marketable securities, including income and capital gains and losses, are shown as a net movement on the Group's portfolio, as these consist of a large number of positions which are not held on a long-term basis.

Acquisitions of subsidiaries, associated companies and products

	2001	2000
Amira[3]	(159)	-
Cash contribution to Basilea[14]	-	(206)
Other acquisitions[3]	(16)	(2,480)
Total	(175)	(2,686)

Divestments of subsidiaries, associated companies and products

	2001	2000
Proceeds on sale of Genentech shares[3]	–	4,599
Proceeds on sales of LabCorp shares[14]	1,420	1,123
Other divestments[3]	–	1,087
Total	1,420	6,809

Interest and dividends received

	2001	2000
Interest received	672	542
Dividends received	161	201
Total	833	743

31. Subsequent events

Vitamins and Fine Chemicals Division

Management has begun the evaluation of the strategic options with respect to the Vitamins and Fine Chemicals Division. As of the date of approval of these financial statements the Board of Directors has not approved a detailed formal plan and no announcement of its intentions has been made. Accordingly, the Vitamins and Fine Chemicals Division remains classified as part of the continuing operations of these financial statements.

Sale of LabCorp shares

On 21 February 2002 LabCorp filed a registration statement announcing that the Group plans to offer for sale a further 7 million shares of LabCorp, with an option to sell a further 0.7 million shares to cover over-allotments. Assuming that a total of 7.7 million shares would be sold, Roche's ownership interest in LabCorp would be reduced from approximately 15% to approximately 4%.

Report of the Group Auditors

To the General Meeting of Roche Holding Ltd, Basel

As auditors of the Group, we have audited the Consolidated Financial Statements of the Roche Group on pages 76 to 116 for the year ended 31 December 2001.

These Consolidated Financial Statements are the responsibility of the Board of Directors of Roche Holding Ltd. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants, which require that an audit be planned and performed to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the Consolidated Financial Statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements of the Roche Group present fairly, in all material respects, the financial position at 31 December 2001, and the results of operations and the cash flows for the year then ended in accordance with International Accounting Standards, and comply with Swiss law.

We recommend that the Consolidated Financial Statements submitted to you be approved.

PricewaterhouseCoopers AG

William D. Kirst

Richard T. G. Winter

Basel, 25 February 2002

Multi-Year Overview

Statistics, as reported	1992	1993
Statement of income in millions of CHF		
Sales	12,953	14,315
EBITDA	2,893	3,278
Operating profit	2,013	2,348
Net income	1,916	2,478
Research and development	1,998	2,269
Balance sheet in millions of CHF		
Long-term assets	9,293	9,522
Current assets	18,290	21,404
Total assets	27,583	30,926
Equity	16,046	17,914
Minority interests	581	625
Non-current liabilities	6,809	7,921
Current liabilities	4,147	4,466
Additions to property, plant and equipment	1,293	1,407
Personnel		
Number of employees at end of year	56,335	56,082
Key ratios		
Net income as % of sales	15	17
Net income as % of equity	12	14
Research and development as % of sales	15	16
Current ratio %	441	479
Equity and minority interests as % of total assets	60	60
Sales per employee in thousands of CHF	230	255
Data on shares and non-voting equity securities		
Number of shares	1,600,000	1,600,000
Number of non-voting equity securities *(Genussscheine)*	7,025,627	7,025,627
Total shares and non-voting equity securities	8,625,627	8,625,627
Total dividend in millions of CHF	312	404
Earnings per share and non-voting equity security (diluted) in CHF	222	287
Dividend per share and non-voting equity security in CHF	37	48
Cash and warrants in addition to dividend (adjusted) in CHF	-	-
Cash and warrants in addition to dividend (unadjusted) in CHF	-	-

Information in this table is stated as reported. Changes in accounting policy arising from changes in International Accounting Standards and the 100 for 1 stock split in 2001 are not applied retrospectively.

a) If 1991 warrants held to final exercise date.

b) In addition to the normal dividend, the shareholders approved for each share and each non-voting equity security a special RO 100 centenary warrant worth CHF 36 on date of issue or, at the holder's option, a cash equivalent of CHF 36.

c) 1997 net income and related key ratios are shown after special charges of 6,308 million Swiss francs, net of tax, incurred following the Corange acquisition and include Corange only in respect of balance sheet data.

1994	1995	1996	1997[c]	1998	1999	2000	2001
14,748	14,722	15,966	18,767	24,662	27,567	28,672	29,163
3,635	4,176	4,629	5,076	6,423	8,874	11,126	6,438
2,656	3,057	3,420	3,590	4,350	6,421	7,131	3,247
2,860	3,372	3,899	(2,031)	4,392	5,764	8,647	3,697
2,332	2,290	2,446	2,903	3,408	3,782	3,950	3,893
13,549	12,632	15,487	32,453	27,952	35,800	34,798	36,411
22,684	22,932	24,289	22,323	27,927	34,631	34,737	38,875
36,233	35,564	39,776	54,776	55,879	70,431	69,535	75,286
16,422	17,554	20,780	18,250	21,666	26,954	27,608	28,973
861	799	835	1,187	1,149	3,047	4,428	4,894
10,034	11,554	12,727	21,181	21,416	25,574	23,642	25,772
8,916	5,657	5,434	14,158	11,648	14,856	13,857	15,647
1,355	1,490	1,624	1,802	1,883	2,150	2,183	1,931
61,381	50,497	48,972	51,643	66,707	67,695	64,758	63,717
19	23	24	-11	18	21	30	13
17	19	19	-11	20	21	31	13
16	16	15	15	14	14	14	13
254	405	447	158	240	233	251	248
48	51	54	36	41	43	46	45
240	292	326	363	370	407	443	458
1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	160,000,000
7,025,627	7,025,627	7,025,627	7,025,627	7,025,627	7,025,627	7,025,627	702,562,700
8,625,627	8,625,627	8,625,627	8,625,627	8,625,627	8,625,627	8,625,627	862,562,700
474	552	647	716	750	863[e]	992	1,121[f]
332	391	452	(235)	509	668	1,024	4.37
55	64[b]	75	83	87	100[e]	115	1.30[f]
77[a]	–	36	–	190[d]	–	–	–
153[a]	–	36	–	190[d]	–	–	–

d) If 1996 warrants held to final exercise date.

e) Dividend 1999 does not include the special dividend relating to the spin-off of the Fragrances and Flavours Division.

f) Dividend 2001 as proposed by the Board of Directors.

Sales by division in millions of CHF

	1997	1998	1999	2000	2001
Pharmaceuticals	12,070	14,376	16,487	17,686	18,723
Diagnostics	966	4,616	5,282	6,252	6,900
Vitamins and Fine Chemicals	3,803	3,630	3,649	3,571	3,540
Fragrances and Flavours	1,928	2,040	2,149	1,163	–
Total	18,767	24,662	27,567	28,672	29,163

Sales by geographical area in millions of CHF

	1997	1998	1999	2000	2001
Switzerland	320	445	455	509	513
European Union	5,588	8,799	9,326	9,012	9,000
Rest of Europe	841	1,017	1,090	1,266	1,282
Europe	6,749	10,261	10,871	10,787	10,795
North America	6,974	8,698	10,130	10,636	11,264
Latin America	1,991	2,455	2,577	2,928	2,827
Asia	2,333	2,453	3,109	3,394	3,418
Africa, Australia and Oceania	720	795	880	927	859
Total	18,767	24,662	27,567	28,672	29,163

Additions to property, plant and equipment by division in millions of CHF

	1997	1998	1999	2000	2001
Pharmaceuticals	1,204	858	963	1,132	1,051
Diagnostics	128	439	568	603	558
Vitamins and Fine Chemicals	394	442	450	372	284
Fragrances and Flavours	71	144	165	68	–
Others	5	–	4	8	38
Total	1,802	1,883	2,150	2,183	1,931

Additions to property, plant and equipment by geographical area in millions of CHF

	1997	1998	1999	2000	2001
Switzerland	307	295	335	361	272
European Union	457	703	826	731	613
Rest of Europe	13	28	30	31	51
Europe	777	1,026	1,191	1,123	936
North America	793	591	668	610	717
Latin America	74	98	133	229	138
Asia	138	141	124	173	112
Africa, Australia and Oceania	20	27	34	48	28
Total	1,802	1,883	2,150	2,183	1,931

Holding and Finance Companies

Boehringer Mannheim (Far East) Pte. Ltd., Singapore
Corange Deutschland Holding GmbH, Mannheim, Germany
Corange Ltd., Hamilton, Bermuda
Hoffmann-La Roche France SAS, Neuilly-sur-Seine, France
Roche Capital Corporation, Panama City, Panama
Roche Capital Market International Limited, St. Peter Port, Guernsey
Roche Capital Transactions Limited, Hamilton, Bermuda
Roche (China) Limited, Shanghai, China
Roche Deutschland Holding GmbH, Grenzach-Wyhlen, Germany
Roche Financial Management, Inc., Panama City, Panama
Roche Financial Products Limited, Hamilton, Bermuda
Roche Finanz AG, Basel, Switzerland
Roche Holding (UK) Limited, Welwyn Garden City, Great Britain
Roche Holdings, Inc., Wilmington, Delaware, USA
Roche International Finance (Bermuda) Ltd, Hamilton, Bermuda
Roche International Finance Corporation Limited, St. Peter Port, Guernsey
Roche International Ltd., Hamilton, Bermuda
Roche Kapitalmarkt AG, Basel, Switzerland
Roche Pharmholding B.V., Mijdrecht, Netherlands
Roche Treasury Management Europe Ltd, Basel, Switzerland
Roche Vitamins Holding AG, Basel, Switzerland
Sapac Corporation, Ltd., Montevideo, Uruguay
Syntex Corporation, Panama City, Panama

The above companies are wholly owned by the Group.

Roche Securities

Share price performance in CHF



Roche share (adjusted)
Swiss Market Index (rebased)
300
250
200
150
100
50
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Non-voting equity security *(Genussschein)* price performance in CHF



Roche non-voting equity security (adjusted)
Swiss Market Index (rebased)
200
160
120
80
40
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

American Depositary Receipt (ADR) price performance in USD



Roche ADR (adjusted)
S&P 500 Index (rebased)
140
120
100
80
60
40
20
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

One Roche American Depositary Receipt (ADR) is equivalent to one non-voting equity security *(Genussschein)*. ADRs have been traded in the United States over-the-counter market since July 1992.

Number of shares and non-voting equity securities[a)]

		1997	1998	1999	2000	2001
Number of shares (nominal value 1997–2000: CHF 100, 2001: CHF 1.00)		1,600,000	1,600,000	1,600,000	1,600,000	160,000,000
Number of non-voting equity securities *(Genussscheine)* (no nominal value)		7,025,627	7,025,627	7,025,627	7,025,627	702,562,700
Total		8,625,627	8,625,627	8,625,627	8,625,627	862,562,700

Data per share and non-voting equity security[c)] in CHF

		1997	1998	1999	2000	2001
Net income		(235)[d)]	509	668	1,024	4.37
Equity		2,116	2,512	3,125	3,201	33.59
Dividend		83	87	100[e)]	115	1.30[f)]
Stock price of share[b)]	High	23,066	26,278	27,348	26,375	201.00
	Low	14,623	20,633	24,210	16,800	114.00
	Year-end	21,898	24,210	25,305	20,100	136.00
Stock price of non-voting	High	14,379	17,112	18,760	18,755	165.35
equity security	Low	10,095	13,085	15,489	14,900	95.10
(Genussschein)[b)]	Year-end	14,059	16,245	18,319	16,510	118.50
Historic stock price (unadjusted)						
Share	Year-end	22,500	24,875	26,000	20,100	136.00
Non-voting equity security *(Genussschein)*	Year-end	14,505	16,760	18,900	16,510	118.50

Market capitalisation (unadjusted) in millions of CHF

		1997	1998	1999	2000	2001
	Year-end	137,907	157,550	174,384	148,153	105,014

Key ratios (year-end)

	1997	1998	1999	2000	2001
Net income as % of equity	-11[d)]	20	21	31	13
Dividend yield of shares in %	0.4	0.3	0.4	0.6	1.0
Dividend yield of non-voting equity securities *(Genussscheine)* in %	0.6	0.5	0.5	0.7	1.1
Price/earnings of shares (unadjusted)	-96	49	39	20	31
Price/earnings of non-voting equity securities *(Genussscheine)* (unadjusted)	-62	33	28	16	27

a) Each non-voting equity security *(Genussschein)* confers the same rights as any of the shares to participate in the available earnings and any remaining proceeds from liquidation following repayment of the nominal value of the shares and the participation certificate capital (if any). Shares and non-voting equity securities are listed on the Swiss Exchange. Roche Holding Ltd has no restrictions as to ownership of its shares or non-voting equity securities.

b) All stock price data reflect daily closing prices. Stock price figures prior to 8 June 2000 are adjusted for the effects of the Givaudan spin-off. The adjustment factors used are 0.97325 (shares) and 0.96925 (non-voting equity securities), which are the factors used by independent financial institutions.

c) The net income per share (prior to 2000) and market capitalisation figures assume that the own equity instruments held are outstanding.

d) 1997 net income and related key ratios are shown after special charges of 6,308 million Swiss francs, net of tax, incurred following the Corange acquisition and include Corange only in respect of balance sheet data.

e) 1999 dividend does not include the special dividend relating to the spin-off of the Fragrances and Flavours Division.

f) 2001 dividend as proposed by the Board of Directors.

Ticker symbols

	Share	**Non-voting equity security**	**American Depositary Receipt**
Reuters	ROCZ.S	ROCZg.S	ROHHY.PK
Bloomberg	RO SW	ROG SW	ROHHY US
SWX Swiss Exchange	RO	ROG	–

Summarised bond terms	Exchange terms and warrants
'Samurai' 1994 to 15 May 2002 Face value: JPY 100 billion Coupon: 1% Issuer: Roche Financial Management, Inc. Keep well: Roche Holding Ltd Attached warrants: relating to Roche non-voting equity securities *(Genussscheine)*	The warrants were exercised on 15 June 1998. Each holder of 100 warrants received CHF 7,100 in cash.
'LYONs' 1995 to 20 April 2010 Face value: USD 2,150,000,000 Coupon: Zero Issuer: Roche Holdings, Inc. Keep well: Roche Holding Ltd Exchange right: Roche ADSs	The notes are exchangeable for American Depositary Shares (ADSs) at an adjusted exchange ratio of 4.84495 exchange ADSs per USD 1,000 principal amount at maturity of the notes. The exchange ratio was changed in accordance with the indenture agreement, dated 20 April 1995, with an effective date of 4 May 2001. The Group will purchase any note for cash, at the option of the holder, on 20 April 2003 for a purchase price per USD 1,000 principal amount of the notes of USD 617.78. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 20 April 2003 at the issue price plus accrued original issue discount (OID).
'Helveticus' 1995 to 31 July 2003 Face value: CHF 1,000,650,000 Coupon: 200 times ordinary and/or extraordinary dividend on non-voting equity securities *(Genussscheine)* Issuer: Roche Capital Market International Limited Keep well: Roche Holding Ltd Conversion right: Roche non-voting equity securities	Each bond of CHF 9,530 par value is exchangeable for one non-voting equity security of Roche Holding Ltd at any time during the life of the bond. In accordance with the terms of the bonds an additional cash payment of CHF 200 is made upon conversion of each bond of CHF 9,530 par value.
'LYONs' 1997 to 6 May 2012 Face value: USD 3,000,000,000 Coupon: Zero Issuer: Roche Holdings, Inc. Keep well: Roche Holding Ltd Exchange right: Roche ADSs	The notes are exchangeable for American Depositary Shares (ADSs) at an exchange ratio of 3.62514 exchange ADSs per USD 1,000 principal amount at maturity of the notes. The exchange ratio was changed in accordance with the indenture agreement, dated 6 May 1997, with an effective date of 4 May 2001. The Group will purchase any note for cash, at the option of the holder, on 6 May 2004 and 6 May 2008 for a purchase price per USD 1,000 principal amount of the notes of USD 605.29 and USD 778.01, respectively. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 6 May 2004 at the issue price plus accrued original issue discount (OID).

Outstanding bonds

Summarised bond terms	Exchange terms and warrants
'Rodeo' 1998 to 20 March 2008 Face value: CHF 1,000,000,000 Coupon: 1.75% Issuer: Roche Kapitalmarkt AG Keep well: Roche Holding Ltd Attached warrants: Roche non-voting equity securities *(Genussscheine)*	The warrants expired unexercised on 20 March 2001.
'Bullet' 1998 to 21 March 2003 Face value: CHF 1,250,000,000 Coupon: 2% Issuer: Roche International Finance Corporation Limited Keep well: Roche Holding Ltd	-
'Chameleon' 1999 to 6 July 2009 Face value: USD 1,000,000,000 Coupon: 6.75% Issuer: Roche Holdings, Inc. Keep well: Roche Holding Ltd	-
'LYONs' 2000 to 19 January 2015 Face value: USD 1,506,342,000 Coupon: Zero Issuer: Roche Holdings, Inc. Keep well: Roche Holding Ltd Exchange right: Genentech common stock	The notes are exchangeable for Genentech shares at an exchange ratio of 8.65316 Genentech shares per USD 1,000 principal amount at maturity of the notes. The Group has the right to pay cash equal to the market value of the Genentech shares in lieu of delivering Genentech shares. The Group will purchase any note for cash, at the option of the holder, on 19 January 2004 and 19 January 2010 for a purchase price per USD 1,000 principal amount of the notes of USD 740.49 and USD 872.35, respectively. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 19 January 2004 at the issue price plus accrued original issue discount (OID).
'Sumo' 2000 to 25 March 2005 Face value: JPY 104,600,000,000 Coupon: 0.25% Issuer: Roche Holdings, Inc. Keep well: Roche Holding Ltd Exchange right: Roche non-voting equity securities *(Genussscheine)*	Each bond of JPY 1,410,000 par value is exchangeable for one hundred non-voting equity securities of Roche Holding Ltd at an exchange ratio of 1.03292. The bonds will be redeemable at maturity at the issue price (96.4%) plus accrued original issue discount (OID) at 100%. In accordance with the terms of the bonds the exchange ratio was adjusted as of 8 June 2000 and 4 May 2001.

Summarised bond terms

'LYONs' 2001 to 25 July 2021
Face value: USD 2,051,371,000
Coupon: Zero
Issuer: Roche Holdings, Inc.
Keep well: Roche Holding Ltd
Exchange right: Roche ADSs

Exchange terms and warrants

The notes are exchangeable for American Depositary Shares (ADSs) at an exchange ratio of 5.33901 exchange ADSs per USD 1,000 principal amount at maturity of the notes. The Group will purchase any note for cash, at the option of the holder on 25 January 2005, 25 July 2007 and 25 July 2011 for a purchase price per USD 1,000 principal amount of the notes of USD 552.79, USD 604.74 and USD 698.20, respectively. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 25 July 2007 at the issue price plus accrued original issue discount (OID).

Roche Holding Ltd, Basel

Financial Statements

Income statement in millions of CHF

	2001	2000
Income		
Income from participations	1,384	1,335
Interest income from loans to Group companies	78	71
Interest and investment income	5	12
Other income	156	60
Total income	1,623	1,478
Expense		
Financial expense	(5)	(2)
Administration expense	(17)	(14)
Other expense	(147)	(93)
Total expense	(169)	(109)
Profit for the year before taxes	1,454	1,369
Taxes	(6)	(9)
Net profit for the year	1,448	1,360

Balance sheet at 31 December in millions of CHF

	2001	2000
Long-term assets		
Participations	3,835	3,871
Loans to Group companies	1,228	807
Total long-term assets	5,063	4,678
Current assets		
Accounts receivable from Group companies	2,624	2,380
Other accounts receivable	3	245
Prepaid expenses and accrued income	1	1
Marketable securities	8	8
Liquid funds	541	217
Total current assets	3,177	2,851
Total assets	8,240	7,529
Equity		
Share capital	160	160
Non-voting equity securities *(Genussscheine)*	p.m.	p.m.
General legal reserve	300	300
Free reserve	3,559	3,193
Special reserve	2,152	2,152
Available earnings:		
- Balance brought forward from previous year	7	6
- Net profit for the year	1,448	1,360
Total equity	7,626	7,171
Non-current liabilities		
Provisions	45	44
Total non-current liabilities	45	44
Current liabilities		
Accounts payable to Group companies	562	235
Other liabilities	1	74
Accrued liabilities	6	5
Total current liabilities	569	314
Total liabilities	614	358
Total equity and liabilities	8,240	7,529

p.m = pro memoria. Non-voting equity securities have no nominal value.

Notes to the Financial Statements

General

The financial statements of Roche Holding Ltd, Basel, are prepared in accordance with the provisions of Swiss company law and accepted business principles.

Valuation methods and translation of foreign currencies

In the balance sheet, assets and liabilities are disclosed at net realisable values. Exceptions to this rule are participations, which are shown at their acquisition values less appropriate write-downs, and marketable securities, which are shown at the lower of cost or market value. Unrealised foreign currency gains on balance sheet items are deferred. Expenses and income, as well as foreign currency transactions, are translated at exchange rates ruling at the relevant transaction dates.

Details to specific items

Income

Total income of 1,623 million Swiss francs in 2001 is 145 million Swiss francs higher than in the previous year mainly due to improved operating income.

Taxes

The tax charge includes corporate income and capital taxes, withholding taxes and stamp duty.

Equity

Total equity equals 93% of total assets.

Share capital

As in the previous year, share capital amounts to 160 million Swiss francs.

The Annual General Meeting decided on 3 April 2001 to split the bearer shares and the non-voting equity securities from 1 to 100. The split took place on 4 May 2001.

The share capital consists now of 160,000,000 bearer shares with a nominal value of CHF 1 each. There are now 702,562,700 non-voting equity securities *(Genussscheine)* with no nominal value.

Guarantees

Guarantees in favour of Group companies total 4 million Swiss francs (previous year 9 million Swiss francs).

At the time of preparing the balance sheet no risks arising out of these contingent liabilities were discernible.

Pledged assets

Assets with a total book value of 8 million Swiss francs (as in the previous year) have been pledged as security for the Company's own commitments.

Participations

The major participations are listed on pages 121 and 136 to 137.

Important shareholders

All shares in the Company have been issued to bearer, and for this reason the Company does not keep a register of shareholders. The following figures are based on information from shareholders, the shareholder validation check at the Annual General Meeting of 3 April 2001 and on other information available to the Company.

80,020,000 (previous year 800,200, before the 100 for 1 stock split) shares: Shareholders' group with pooled voting rights, comprising Dr L. Hoffmann, Ms V. Michalski-Hoffmann, Ms M.-A. Hoffmann, Mr A. Hoffmann, Ms V. Oeri-Hoffmann, Dr A. Oeri, Ms S. Duschmalé-Oeri, Ms C. Oeri, Ms B. Oeri, Ms M. Oeri and Dr F. Gerber.[a]

34,006,620 shares: Novartis AG, Basel, including affiliates thereof.[b]

a) Information supplied by the shareholders as of 31 December 2001. This figure of 80,020,000 shares does not include shares without pooled voting rights held outside the group by individual members of the group.

b) Figures as of 31 December 2001 supplied by Novartis International Ltd, Basel.

Appropriation of Available Earnings

Proposals to the General Meeting in CHF

	2001	2000
Available earnings		
Net profit for the year	1,447,761,855	1,359,532,021
Balance brought forward from previous year	7,466,406	5,602,760
Total available earnings	1,455,228,261	1,365,134,781
Appropriation of available earnings		
Distribution of an ordinary dividend of CHF 1.30 gross per share and non-voting equity security *(Genussschein)* as against CHF 115 (before the 100 for 1 stock split) last year	(1,121,331,510)	(991,947,105)
Transfer to free reserve	(330,000,000)	(365,721,270)
Total appropriation of available earnings	(1,451,331,510)	(1,357,668,375)
To be carried forward on this account	3,896,751	7,466,406

Report of the Statutory Auditors

To the General Meeting of Roche Holding Ltd, Basel

As statutory auditors we have audited the accounting records and the financial statements (income statement, balance sheet and notes, pages 127 to 130) of Roche Holding Ltd, Basel, for the year ended 31 December 2001.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed in such a manner as to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, the financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Conrad Löffel   Jürg Zürcher

Basel, 25 February 2002


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Roche – a Global Market Presence

- ○ Sales
- ○ Manufacturing
- ○ Research and development
- ○ Services, financing
- ○ Toll manufacturing by third parties

	○	○	○	○	Switzerland
			○	○	Argentina
		○	○	○	Australia
				○	Austria
			○	○	Bangladesh
		○	○	○	Belgium
				○	Bermuda
			○	○	Brazil
			○	○	Canada
			○	○	Chile
	○		○	○	China
			○	○	Colombia
			○	○	Costa Rica
				○	Czech Republic
		○	○	○	Denmark
				○	Dominican Republic
○				○	Ecuador
			○	○	Egypt
				○	El Salvador
				○	Finland
	○	○	○	○	France
○	○	○	○	○	Germany
	○	○	○	○	Great Britain
○	○			○	Greece
			○	○	Guatemala


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				○	Honduras
			○	○	Hungary
	○			○	India
			○	○	Indonesia
			○	○	Ireland
					Israel
			○	○	Italy
		○	○	○	Japan
				○	Malaysia
	○		○	○	Mexico
			○	○	Morocco
	○		○	○	The Netherlands
				○	New Zealand
				○	Nicaragua
				○	Norway
			○	○	Pakistan
	○			○	Panama
○				○	Peru
○				○	Philippines
				○	Poland
○				○	Portugal
○				○	Puerto Rico
				○	Russia
○			○	○	Singapore
			○	○	South Africa
			○	○	South Korea
			○	○	Spain
				○	Sweden
			○	○	Taiwan
○			○	○	Thailand
			○	○	Turkey
	○		○	○	Uruguay
	○	○	○	○	USA
			○	○	Venezuela
					Vietnam

Operating Subsidiaries and Associated Companies

The Group holds an interest of over 90% in most of the companies listed below. Exceptions are marked either with a single dot
∘ = Group interest 50–90%
or with a double dot
∘∘ = Group interest <50%.

31 December 2001

Includes changes in Group membership up to February 2002.

Switzerland: F. Hoffmann-La Roche Ltd, Basel | Roche Ltd, Sisseln | Teranol Ltd, Lalden | Roche Pharma (Switzerland) Ltd, Reinach | Roche Diagnostics (Schweiz) Ltd, Rotkreuz | Roche Diagnostics International Ltd, Cham | Roche Vitamins Europe Ltd, Birsfelden | Roche Instrument Center Ltd, Rotkreuz | Roche Consumer Health Ltd, Kaiseraugst | Roche Vitamins Ltd, Basel | ∘∘Basilea Pharmaceutica Ltd, Basel. Argentina: Productos Roche S.A. Química e Industrial, Buenos Aires | Roche Vitaminas Argentina, S.A., Buenos Aires. Australia: Roche Products Pty. Limited, Dee Why | Roche Vitamins Australia Pty. Limited, French Forest | Syntex Australia Limited, North Sydney | Roche Diagnostics Australia Pty. Limited, Castle Hill. Austria: Roche Austria GmbH, Vienna | Roche Diagnostics GmbH, Vienna. Bangladesh: Roche Bangladesh Ltd., Dhaka. Belgium: N.V. Roche S.A., Brussels | S.A. Citrique Belge N.V., Tienen | Roche Vitamins N.V., Deinze-Astene | Roche Diagnostics Belgium SA, Brussels. Bermuda: Syntex Pharmaceuticals International Limited, Hamilton. Brazil: Produtos Roche Químicos e Farmacêuticos S.A., São Paulo | AVL Ltda, São Paulo | Roche Vitaminas Brasil, Ltda., São Paulo. Canada: Hoffmann-La Roche Limited, Toronto | Roche Vitamins Canada Inc., Cambridge, Ontario. Chile: Productos Roche Ltda., Santiago de Chile | Roche Vitaminas Chile, S.A., Puerto Montt. China: Roche (Shanghai) Fine Chemicals Ltd., Shanghai | Roche (China) Limited, Shanghai | ∘Shanghai Roche Pharmaceuticals Limited, Shanghai | Roche Shanghai Vitamins Ltd., Shanghai | ∘Roche Zhongya (Wuxi) Citric Acid Ltd, Wuxi | Roche Diagnostics (Shanghai) Limited, Shanghai | Roche Hong Kong Limited, Hong Kong | Roche Diagnostics (Hong Kong) Limited, Hong Kong. Colombia: Productos Roche S.A., Bogotá | Roche Vitaminas Colombia S.A., Bogotá. Costa Rica: Productos Roche Interamericana S.A., San José | Roche Servicios S.A., San José | Roche Costa Rica S.A., San José | Roche Vitaminas Costa Rica, S.A., San José. Czech Republic: Roche s.r.o., Prague. Denmark: Roche a/s, Hvidovre | Roche Vitamins A/S, Hvidovre. Dominican Republic: Productos Roche Dominicana S.A., Santo Domingo | Roche Vitaminas Dominicana, S.A., Santo Domingo. Ecuador: Roche Ecuador S.A., Quito. Egypt: Rovigypt Ltd., Giza | Roche (Egypt) Ltd., Giza. El Salvador: Productos Roche (El Salvador) S.A., San Salvador. Finland: Roche Oy, Espoo. France: Hoffmann-La Roche France SAS, Neuilly-sur-Seine | Produits Roche S.A., Neuilly-sur-Seine | Roche Diagnostics S.A., Meylan | Roche Vitamines France S.A., Village-Neuf | Laboratoires Roche Nicholas S.A., Gaillard. Germany: Roche Deutschland Holding GmbH, Grenzach-Wyhlen | Corange Deutschland Holding GmbH, Mannheim | Consulab Mannheim GmbH, Mannheim | Pharma Waldhof GmbH & Co. KG, Mannheim | Hoffmann-La Roche Aktiengesellschaft, Grenzach-Wyhlen | Roche Consumer Health Deutschland GmbH, Eppstein | Roche Diagnostics GmbH, Mannheim | Galenus Mannheim GmbH, Mannheim | Hestia Pharma GmbH, Mannheim | Roche Vitamine GmbH, Grenzach-Wyhlen. Great Britain: Roche Products Limited, Welwyn Garden City | Roche Diagnostics Ltd, Lewes | Roche Vitamins (UK) Ltd, Welwyn Garden City | Roche Registration Limited, Welwyn Garden City. Greece: Roche (Hellas) S.A., Athens | Roche Vitamins Hellas E.P.E., Athens | Roche Vitamins International Marketing Centre

E.P.E., Athens. Guatemala: Productos Roche Guatemala S.A., Guatemala. Honduras: Productos Roche (Honduras), S.A., Tegucigalpa. Hungary: Roche (Hungary) Ltd, Budapest | Roche Vitamins Hungary Ltd, Ujhartyan. India: Roche Scientific Company (India) Private Limited, Mumbai. Indonesia: P.T. Roche Indonesia, Jakarta. Ireland: Roche Products (Ireland) Limited, Dublin | Roche Ireland Limited, Clarecastle. Israel: Roche Pharmaceuticals (Israel) Ltd., Tel-Aviv. Italy: Roche S.p.A., Milan | Roche Diagnostics S.p.A., Milan | Istituto delle Vitamine S.p.A., Milan. Japan: Nippon Roche K.K., Tokyo | ○○Nutritec Co., Ltd., Tokyo | Roche Diagnostics K.K., Tokyo | Roche Vitamins Japan K.K., Tokyo. Malaysia: Roche Malaysia Sdn Bhd, Kuala Lumpur | Roche Diagnostics (Malaysia) Sdn Bhd, Kuala Lumpur | Roche Vitamins (Malaysia) Sdn Bhd, Kuala Lumpur. Mexico: Productos Roche, S.A. de C.V., Mexico City | Syntex S.A. de C.V., Mexico City | Grupo Roche Syntex de México, S.A. de C.V., Mexico City | Lakeside de México, S.A. de C.V., Mexico City | Roche Vitaminas México, S.A. de C.V., El Salto (Jalisco). Morocco: ○Roche S.A., Casablanca | Roche Immobilière Maroc, S.A.R.L., Casablanca. The Netherlands: Roche Pharmholding B.V., Mijdrecht | Roche Nederland B.V., Mijdrecht | Roche Diagnostics Nederland B.V., Almere | Roche Vitamins B.V., Venlo. New Zealand: Roche Products (New Zealand) Limited, Auckland | Roche Vitamins (New Zealand) Limited, Auckland | Roche Diagnostics New Zealand Pty. Ltd., Auckland. Nicaragua: Productos Roche (Nicaragua) S.A., Managua. Norway: Roche Norge A/S, Oslo. Pakistan: Roche Pakistan Ltd., Karachi. Panama: Productos Roche Interamericana S.A., Panama City | Productos Roche Panamá S.A., Panama City | Roche Vitaminas Interamérica, S.A., Panama City. Peru: Productos Roche Química Farmacéutica S.A., Lima. Philippines: Roche (Philippines) Inc., Makati | Roche Vitamins Philippines, Inc., Manila. Poland: Roche Polska Sp. z o.o., Warsaw | Roche Diagnostics Polska Sp. z o.o., Warsaw | Roche Witaminy Polska Sp. z o.o., Mszczonów. Portugal: Roche Farmacêutica Química Lda, Amadora | Roche Sistemas de Diagnósticos, Sociedade Unipessoal, Lda., Linda-A-Velha. Puerto Rico: Syntex Puerto Rico, Inc., Humacao. Russia: Roche Moscow Ltd., Moscow. Singapore: Roche Singapore Pte. Ltd., Singapore | Roche Diagnostics Asia Pacific Pte. Ltd., Singapore | Roche Vitamins Asia Pacific Pte. Ltd., Singapore. South Africa: Roche Products (Proprietary) Limited, Johannesburg. South Korea: Roche Korea Company Ltd., Seoul | Roche Diagnostics Korea Co. Ltd., Seoul | Roche Vitamins Korea Ltd., Seoul. Spain: Roche Farma S.A., Madrid (from 1 March 2001) | Roche Vitaminas S.A., Madrid | Andreu Roche S.A., Madrid | Syntex Roche S.A., Madrid | Roche Diagnostics, S.L., Barcelona | Boehringer Mannheim Roche S.A., Madrid. Sweden: Roche AB, Stockholm | Roche Diagnostics Scandinavia AB, Bromma. Taiwan: Roche Products Ltd., Taipei | Roche Diagnostics Ltd., Taipei | Roche Vitamins Taiwan Limited, Taipei. Thailand: Roche Thailand Limited, Bangkok | Rovithai Limited, Bangkok | Roche Diagnostics (Thailand) Limited, Bangkok. Turkey: Roche Müstahzarları Sanayi Anonim Şirketi, Istanbul | Roche Diagnostik Sistemleri Ticaret A.S., Istanbul. Uruguay: Roche International Ltd., Montevideo | Sapac Corporation Ltd., Montevideo | Roche Vitaminas Uruguay, S.A., Montevideo. USA: Roche Holdings, Inc., Wilmington (Delaware) | Hoffmann-La Roche Inc., Nutley (New Jersey) | Roche Laboratories Inc., Nutley (New Jersey) | Roche Vitamins Inc., Parsippany (New Jersey) | Roche Molecular Systems, Inc., Pleasanton (California) | American Roche International Inc., Little Falls (New Jersey) | Roche Carolina Inc., Florence (South Carolina) | ○Genentech, Inc., South San Francisco (California) | Syntex (U.S.A.) LLC, Palo Alto (California) | Roche Colorado Corporation, Boulder (Colorado) | ○Bayer-Roche L.L.C., Morristown (New Jersey) | Roche Diagnostics Corporation, Indianapolis (Indiana). Venezuela: Productos Roche S.A., Caracas | Roche Vitaminas Venezuela, S.A., La Victoria. Vietnam: Roche Vitamins Vietnam Limited, Binh Duong Province.

Cautionary statement regarding forward-looking statements

This Annual Report contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this Annual Report, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage.

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Next Annual General Meeting: 16 April 2002

All trademarks mentioned enjoy legal protection.

The Roche Annual Report is published in German (original language) and English.

The Roche Annual Report is issued by F. Hoffmann-La Roche Ltd, Basel, Corporate Communications.

Design: Wirz Identity AG, Zurich
Photos: Tina Steinauer, Zurich
Roche Corporate Photolibrary, Basel
Typesetting: Stauffer-Febel AG, Basel
Lithos: Lithoteam AG, Allschwil-Basel
Printers: Birkhäuser+GBC AG, Reinach-Basel
Binding: Buchbinderei Grollimund AG, Reinach-Basel

Cover:
Influenza virus. Transmission electron microscopy.

Sales by division


Vitamins and Fine Chemicals 12%
Diagnostics 24%
Pharmaceuticals 64%

Sales by region


Latin America 10%
Asia 12%
Others 3%
Europe 37%
North America 38%

Employees by division


Vitamins and Fine Chemicals 12%
Others 1%
Diagnostics 26%
Pharmaceuticals 61%

Employees by region


Latin America 9%
Asia 11%
Others 3%
North America 27%
Europe 50%





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